UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 29, 2020

MYLAN N.V.

(Exact Name of Registrant as Specified in Charter)

Netherlands	333-199861	98-1493528
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England

(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: +44 (0) 1707-853-000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.01	MYL	The NASDAQ Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act (17 CFR 230.405) or Rule 12b-2 of the Exchange Act (17 CFR 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Information.

In connection with the planned combination of Pfizer Inc.’s (“Pfizer”) global, primarily off-patent branded and generic established medicines business (the “Upjohn Business”) and Mylan N.V. (“Mylan”), Mylan is filing this current report on Form 8-K (this “Current Report”) to provide the following information: (i) the audited combined financial statements and related notes of the Upjohn Business as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, which is filed as Exhibit 99.1 to this Current Report and (ii) the related management’s discussion and analysis of financial condition and results of operations of the Upjohn Business, which is filed as Exhibit 99.2 to this Current Report. Exhibits 99.1 and 99.2 to this Current Report are incorporated by reference into this Item 8.01.

Item 9.01.	Financial Statements and Exhibits.

(d)     Exhibits.

Exhibit Number	Description

23.1	Consent of KPMG LLP relating to the audited combined financial statements of Upjohn (a business unit of Pfizer Inc.).

99.1	Audited Combined Financial Statements and Related Notes of the Upjohn Business as of December 31, 2019 and 2018 and for the Years Ended December 31, 2019, 2018 and 2017

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Upjohn Business

104	Cover Page Interactive Data File—the cover page XBRL tags are embedded within the Inline XBRL document

Forward-Looking Statements

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed combination of Upjohn Inc. (“Newco”) and Mylan, which will immediately follow the proposed separation of the Upjohn Business from Pfizer (the “proposed transaction”), the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or

2

contribute to such differences include, but are not limited to: ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; Mylan’s, the Upjohn Business’s or the combined company’s liquidity, capital resources and ability to obtain financing; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; the impact of outbreaks, epidemics or pandemics, such as the coronavirus pandemic; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s, Mylan’s and Newco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (“SEC”). These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Registration Statement on Form S-4, as amended, which includes a proxy statement/prospectus (as amended, the “Form S-4”), which was filed by Newco with the SEC on October 25, 2019 and declared effective by the SEC on February 13, 2020, the Registration Statement on Form 10, as amended, which includes an information statement (as amended, the “Form 10”), which has been filed by Newco with the SEC on January 21, 2020 and amended on February 6, 2020 and subsequently withdrawn on March 11, 2020, and is expected to be refiled prior to its effectiveness, a definitive proxy statement, which was filed by Mylan with the SEC on February 13, 2020 (the “Proxy Statement”), and the prospectus, which was filed by

3

Newco with the SEC on February 13, 2020 (the “Prospectus”). You can access Pfizer’s, Mylan’s and Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after this communication is made.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed transaction, Newco and Mylan have filed certain materials with the SEC, including, among other materials, the Form S-4, Form 10 and Prospectus filed by Newco and the Proxy Statement filed by Mylan. The Form S-4 was declared effective on February 13, 2020 and the Proxy Statement and the Prospectus were first mailed to shareholders of Mylan on or about February 14, 2020 to seek approval of the proposed transaction. The Form 10 has not yet become effective. After the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan or by contacting Mylan at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Newco following the completion of the proposed transaction may be found in the Form S-4, the Proxy Statement and the Prospectus, and Pfizer’s Current Report on Form 8-K filed with the SEC on February 28, 2020. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2020 and its definitive proxy statement relating to its 2020 Annual Meeting filed with the SEC on March 13, 2020, as supplemented by its supplement to proxy statement filed with the SEC on April 7, 2020. Information about the directors and executive officers of Mylan may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, as amended on April 29, 2020, and its preliminary proxy statement relating to its 2020 Annual Meeting filed with the SEC on May 28, 2020. Additional information regarding the interests of these participants can also be found in the Form S-4, the Proxy Statement and the Prospectus. These documents can be obtained free of charge from the sources indicated above.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MYLAN N.V.

May 29, 2020	By:	/s/ Kenneth S. Parks
Kenneth S. Parks
Chief Financial Officer

5

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pfizer Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-234337) on Form S-4 of Upjohn Inc. and in the proxy statement/prospectus that forms a part thereof of our report dated March 20, 2020, with respect to the combined balance sheets of Upjohn (a business unit of Pfizer Inc.) as of December 31, 2019 and 2018, the related combined statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, which report appears in the Form 8-K of Mylan N.V. dated May 29, 2020.

/s/ KPMG LLP

New York, New York

May 29, 2020

Exhibit 99.1

Upjohn

(A Business Unit of Pfizer Inc.)

Combined Financial Statements as of December 31, 2019 and 2018

and for the Years Ended December 31, 2019, 2018 and 2017

and Report of Independent Registered Public Accounting Firm

KPMG LLP

345 Park Avenue

New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Pfizer Inc.:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Upjohn (a business unit of Pfizer Inc.) (the Company) as of December 31, 2019 and 2018, the related combined statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

New York, New York

March 20, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED STATEMENTS OF INCOME

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Revenues	$10,244	$12,431	$13,359
Costs and expenses:
Cost of sales(a)	1,713	2,003	2,036
Selling, informational and administrative expenses(a)	2,252	2,568	2,771
Research and development expenses(a)	279	308	343
Amortization of intangible assets	148	157	166
Restructuring charges/(credits)	159	39	(80)
Other (income)/deductions—net	362	300	288

Income before provision/(benefit) for taxes on income	5,331	7,056	7,835
Provision/(benefit) for taxes on income	409	925	(2,366)

Net income before allocation to noncontrolling interests	4,922	6,131	10,201
Less: Net income attributable to noncontrolling interests	5	3	3

Net income attributable to Upjohn	$4,917	$6,128	$10,199

(a)	Excludes amortization of intangible assets, except as disclosed in Note 3K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Net income before allocation to noncontrolling interests	$4,922	$6,131	$10,201

Foreign currency translation adjustments	(14)	(166)	214

Benefit plans: actuarial gains/(losses), net	(14)	(30)	74
Reclassification adjustments related to amortization	13	17	49
Reclassification adjustments related to curtailments and settlements	14	3	4
Other	(6)	3	(2)

	7	(6)	125

Benefit plans: prior service (costs)/credits and other, net	(2)	(5)	—
Reclassification adjustments related to amortization	(22)	(25)	(25)
Reclassification adjustments related to curtailments, net	(19)	(1)	(1)
Other	1	—	—

	(42)	(31)	(25)

Other comprehensive income/(loss), before tax	(49)	(203)	314

Tax provision/(benefit) on other comprehensive income/(loss)(a)	—	(11)	27

Other comprehensive income/(loss) before allocation to noncontrolling interests	(49)	(192)	286

Comprehensive income before allocation to noncontrolling interests	4,873	5,939	10,488
Less: Comprehensive income attributable to noncontrolling interests	3	1	4

Comprehensive income attributable to Upjohn	$4,870	$5,937	$10,484

(a)	See Note 7E. Tax Matters: Tax Provision/(Benefit) on Other Comprehensive Income/(Loss).

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED BALANCE SHEETS

(millions of dollars)	December 31, 2019	December 31, 2018
Assets
Cash and cash equivalents	$184	$—
Trade accounts receivable, less allowance for doubtful accounts: 2019—$40; 2018—$47	1,946	2,353
Inventories	1,155	1,235
Current tax assets	628	971
Other current assets	261	256

Total current assets	4,173	4,815
Property, plant and equipment, less accumulated depreciation	999	952
Identifiable intangible assets, less accumulated amortization	1,434	1,583
Goodwill	8,709	8,735
Noncurrent deferred tax assets and other noncurrent tax assets	651	577
Other noncurrent assets	399	312

Total assets	$16,366	$16,975

Liabilities and Equity
Trade accounts payable	$426	$656
Income taxes payable	371	323
Accrued compensation and related items	335	332
Other current liabilities	2,125	2,460

Total current liabilities	3,257	3,771
Pension benefit obligations, net	306	248
Postretirement benefit obligations, net	198	251
Noncurrent deferred tax liabilities	38	56
Other taxes payable	4,623	5,249
Other noncurrent liabilities	426	407

Total liabilities	8,849	9,982

Commitments and Contingencies
Business unit equity	8,224	7,653
Accumulated other comprehensive loss	(707)	(660)

Total equity	7,517	6,992

Total liabilities and equity	$16,366	$16,975

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED STATEMENTS OF EQUITY

	Upjohn
(millions of dollars)	Business Unit Equity	Accumulated Other Comp. Income/ (Loss)	Total Business Unit Equity	Equity Attributable to Noncontrolling Interests	Total Equity
Balance, January 1, 2017	$3,954	$(755)	$3,198	$—	$3,198
Net income	10,199		10,199	3	10,201
Other comprehensive income/(loss), net of tax		286	286	1	286
Share-based payment transactions	103		103		103
Net transfers between Pfizer and noncontrolling interests				(4)	(4)
Net transfers—Pfizer(a)	(7,259)		(7,259)		(7,259)

Balance, December 31, 2017	6,996	(470)	6,526	—	6,526
Net income	6,128		6,128	3	6,131
Other comprehensive income/(loss), net of tax		(191)	(191)	(1)	(192)
Share-based payment transactions	104		104		104
Net transfers between Pfizer and noncontrolling interests				(1)	(1)
Net transfers—Pfizer(a), (b)	(5,576)		(5,576)		(5,576)

Balance, December 31, 2018	7,653	(660)	6,992	—	6,992
Net income	4,917		4,917	5	4,922
Other comprehensive income/(loss), net of tax		(47)	(47)	(2)	(49)
Share-based payment transactions	76		76		76
Net transfers between Pfizer and noncontrolling interests				(3)	(3)
Net transfers—Pfizer(a)	(4,421)		(4,421)		(4,421)

Balance, December 31, 2019	$8,224	$(707)	$7,517	$—	$7,517

(a)	See Note 19. Related Party Transactions for the major components of Net transfers—Pfizer.
(b)	Includes a net decrease of $3 million to Business unit equity for the cumulative effect of the adoption at the beginning of 2018 of new accounting standards for revenues and income tax accounting.

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

UPJOHN

(A Business Unit of Pfizer Inc.)

COMBINED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Operating Activities
Net income before allocation to noncontrolling interests	$4,922	$6,131	$10,201
Adjustments to reconcile net income before allocation to noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	311	353	375
Asset write-offs and related charges	17	3	5
Tax Cuts and Jobs Act (TCJA) impact(a)	(67)	(49)	(4,988)
Deferred taxes	(36)	47	840
Share-based compensation expense	76	104	103
Benefit plan contributions in excess of expense/income	(91)	(56)	(17)
Other adjustments, net	(100)	41	17
Other changes in assets and liabilities:
Trade accounts receivable	408	(158)	241
Inventories	74	(310)	232
Other assets	(53)	63	(147)
Trade accounts payable	(241)	38	(145)
Other liabilities	(273)	(481)	265
Other tax accounts, net	(227)	(7)	414

Net cash provided by operating activities	4,720	5,721	7,397

Investing Activities
Purchases of property, plant and equipment	(104)	(57)	(50)
Acquisitions of intangible assets	—	(2)	—
Other investing activities, net(b)	6	—	—

Net cash used in investing activities	(98)	(59)	(50)

Financing Activities
Net financing activities with Pfizer	(4,438)	(5,662)	(7,350)

Net cash used in financing activities	(4,438)	(5,662)	(7,350)

Effect of exchange-rate changes on cash and cash equivalents	(1)	—	—

Net increase/(decrease) in cash and cash equivalents	184	—	(2)
Cash and cash equivalents, beginning	—	—	2

Cash and cash equivalents, end	$184	$—	$—

Supplemental Cash Flow Information
Cash paid during the period for:
Income taxes	$1,076	$1,252	$1,216
Interest	—	—	—

(a)

As a result of the enactment of the Tax Cuts and Jobs Act (TCJA) in December 2017, Provision/(benefit) for taxes on income (i) for the year ended December 31, 2017, was favorably impacted by approximately $5.0 billion, primarily reflecting the remeasurement of U.S. deferred tax liabilities, which includes the repatriation tax on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries; (ii) for the year ended December 31, 2018, was favorably impacted by approximately $49 million, primarily related to certain tax initiatives associated with the TCJA, as well as favorable adjustments to the provisional estimates of the legislation; and (iii) for the year ended December 31, 2019, was favorably impacted by approximately $67 million, primarily as a result of additional guidance issued by the U.S. Department of Treasury. See Note 7A. Tax Matters: Taxes on Income for additional information.

(b)

Includes an allocation of insurance recoveries of $8.6 million for property damage related to Hurricane Maria. The remaining allocation of insurance recoveries of $22.0 million related to Hurricane Maria is included in cash provided by operating activities. See Note 6. Other (Income)/Deductions—Net for additional information.

Amounts may not add due to rounding.

See Notes to Combined Financial Statements, which are an integral part of these statements.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 1. Business Description

Upjohn (collectively, Upjohn, the Upjohn Business, the business, the company, we, us and our) is a business unit of Pfizer Inc. (Pfizer). We are a China-based global pharmaceutical company with a portfolio of well-established, primarily off-patent branded and generic medicines, including Lyrica, Lipitor, Norvasc, Celebrex and Viagra, as well as a U.S.-based generics platform, Greenstone. Our pharmaceutical products are used to treat non-communicable diseases (NCDs). We commercialize, manufacture and develop pharmaceutical products across a broad range of therapeutic areas, including cardiovascular, pain and neurology, psychiatry, urology and ophthalmology. The accompanying combined financial statements include the accounts of all operations that comprise the Upjohn operations of Pfizer.

Our business and the pharmaceutical industry are characterized by meaningful differences in customer needs across different regions. As a result of these differences, among other things, we manage our commercial operations through three geographic regions: Developed Markets, Greater China and Emerging Markets. For additional information about this operating structure, see Note 18A.

Our revenues are derived from the sale of our pharmaceutical products in approximately 120 countries around the world. The majority of our revenue is generated in the U.S., China and Japan. We sell our products to physicians, patients, pharmacists and retail channels, insurers, government agencies and other healthcare providers.

Around the world, Upjohn manufacturing of active pharmaceutical ingredients and finished dosage forms is performed by a combination of internal and external manufacturing operations. We have eight manufacturing facilities located in Puerto Rico, Singapore, China, Ireland, Turkey, Egypt and Algeria. In 2019, we manufactured about 85% of the volume of active pharmaceutical ingredients for our pharmaceutical products, with the remainder of our active pharmaceutical ingredients manufactured by Pfizer or by third-party partners.

We have developed end-to-end experience across the total product life cycle, which includes global regulatory licensing, launch, growth and post-approval lifecycle management. Our research, development and medical platform seeks to maximize the impact of our existing product portfolio by examining whether there is an opportunity for new indications, label extensions, product formulations, and market registrations for our products. We also use our platform to determine whether there is an opportunity to integrate new products into our portfolio.

On July 29, 2019, Pfizer announced it had entered into a definitive agreement to combine Upjohn with Mylan N.V. (Mylan), creating a new global pharmaceutical company. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.” Under terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, Upjohn is expected to be spun-off or split-off to Pfizer’s shareholders and, immediately thereafter, combined with Mylan. Pfizer shareholders would own 57% of the combined new company, and former Mylan shareholders would own 43%. Upjohn will issue $12 billion of debt in connection with its separation from Pfizer, and the new company will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to the new company. The transaction is generally expected to be tax free to Pfizer and Pfizer shareholders and is expected to close mid-2020, subject to Mylan shareholder approval and satisfaction of other customary closing conditions, including receipt of regulatory approvals.

Pfizer, the Upjohn Business and Mylan are in the process of negotiating the terms on which Pfizer would transfer its Meridian Medical Technologies business (Meridian), the manufacturer of EpiPen® and other auto-injector products, and/or certain Pfizer assets that currently form part of the Mylan-Japan collaboration for generic drugs in Japan (Mylan-Japan collaboration) to Viatris following the completion of the proposed combination of the Upjohn Business and Mylan. There can be no assurance that any agreement or transaction will result from these negotiations and if the parties are unsuccessful in their efforts to negotiate the terms of such potential transactions, Meridian and/or the Pfizer assets that currently form part of the Mylan-Japan collaboration will remain with Pfizer. The Upjohn Business’s results of operations, financial condition and cash flows presented in these combined financial statements and notes thereto do not include the results of operations, assets and liabilities or cash flows of Meridian and the Mylan-Japan collaboration.

Note 2. Basis of Presentation

The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and present the combined balance sheets of Upjohn as of December 31, 2019 and 2018 and the related combined statements of income, comprehensive income, equity and cash flows of Upjohn for each of the years in the three-year period ended December 31, 2019. For operations outside the U.S., the combined financial information is included as of and for the fiscal year ended November 30 for each year presented. All significant intercompany balances and transactions among the legal entities that comprise Upjohn have been eliminated. Balances due from or due to Pfizer that are expected to be cash-settled, if any, are included, depending on the nature of the balance, in Other current

NOTES TO COMBINED FINANCIAL STATEMENTS

assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities on the combined balance sheets. All balances and transactions among Upjohn and Pfizer that are not cash-settled are shown as part of Business unit equity on the combined balance sheets and represent the net of amounts settled without payment (to)/from Pfizer. For additional information about balances and transactions among Upjohn and Pfizer, see Note 19.

Certain amounts in the combined financial statements and associated notes may not add due to rounding. All percentages have been calculated using unrounded amounts.

The combined financial statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn business of Pfizer. As part of a Pfizer reorganization beginning in 2019, Upjohn was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research, development, medical, regulatory and limited enabling functions. As a result, many of the costs for certain support functions that, prior to 2019, were provided to Upjohn on a centralized basis within Pfizer are now, beginning in 2019, incurred directly by Upjohn.

These combined financial statements do not purport to reflect what the results of operations, comprehensive income, financial position, equity or cash flows would have been had we operated as an independent standalone company during the periods presented.

•

The combined statements of income for 2018 and 2017 include allocations of certain non-product commercial costs managed by Pfizer’s commercial organization. These allocations are based on proportional allocation methods (e.g., using third-party sales) as well as certain cost metrics, depending on the nature of the costs, where not specifically identified. In 2019, there were no similar non-product commercial costs to be allocated in the Upjohn combined statement of income as these costs are, beginning in 2019, incurred directly by Upjohn.

•

The combined statements of income for 2018 and 2017 include allocations from certain support functions (Enabling Functions) that are provided on a centralized basis within Pfizer, such as expenses for business technology, facilities, legal, finance, human resources, insurance, public affairs and procurement, among others. Prior to 2019, Pfizer did not routinely allocate these costs to any of its business units. The combined statement of income for 2019 includes a combination of allocations to Upjohn and limited directly incurred costs for such Enabling Functions. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

•

The combined statements of income for 2018 and 2017 include allocations of certain manufacturing and supply costs incurred by manufacturing plants that are shared with other Pfizer business units, Pfizer’s global external supply group and Pfizer’s global logistics and support group (collectively, PGS). These costs may include manufacturing variances and changes in the standard costs of inventory, among others. Prior to 2019, Pfizer did not routinely allocate these costs to any of its business units. The combined statement of income for 2019 includes such costs directly incurred by the Upjohn Global Supply network for manufacturing facilities, external supply, and logistics and support as well as allocations of costs incurred by manufacturing plants that are shared with other Pfizer business units and centralized PGS costs that Pfizer did not routinely allocate to its business units. Where used, allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods, such as Upjohn identified manufacturing costs, depending on the nature of the costs.

•

The combined statements of income include allocations of certain research, development and medical (RDM) expenses managed by Pfizer’s research and development (R&D) organization. Pfizer does not routinely allocate these costs to any of its business units. These allocations are based on either a specific identification basis or, when specific identification is not practicable, our estimates of the costs incurred in connection with the R&D activities associated with Upjohn.

•

The combined statements of income also include allocations from Enabling Functions and PGS for restructuring charges and additional depreciation associated with asset restructuring and implementation costs. Pfizer does not routinely allocate these costs to any of its business units. For additional information about allocations of restructuring charges and other costs associated with cost-reduction/productivity initiatives, see Note 5.

•

The combined statements of income include allocations of pension and postretirement service costs that have been deemed attributable to Upjohn operations. For information about allocations of pension and postretirement costs, see Note 15.

•

The combined statements of income include allocations of other corporate and commercial costs, which can include, but are not limited to, certain compensation items, such as share-based compensation expense and certain fringe benefit expenses maintained on a centralized basis within Pfizer, as well as Pfizer hedging activity on intercompany inventory. Pfizer does not routinely allocate these costs to any of its business units. For information about allocations of share-based payments, see Note 16. The combined statements of income for 2018 and 2017 also include allocations of other corporate and commercial costs for certain strategy, business development, portfolio management and valuation capabilities, which

NOTES TO COMBINED FINANCIAL STATEMENTS

previously had been reported in various parts of the organization, as prior to 2019 Pfizer did not routinely allocate these costs to any of its business units. For these costs, the combined statement of income for 2019 includes a combination of allocations to Upjohn and directly incurred costs. Allocations are based on either a specific identification basis or, when specific identification is not practicable, proportional allocation methods (e.g., using third-party sales, headcount, etc.), depending on the nature of the services.

•

The combined statements of income include allocations of purchase accounting impacts resulting from business combinations. These impacts are primarily associated with the Upjohn related assets acquired as part of Pfizer’s acquisitions of Pharmacia in 2003 and Wyeth in 2009, and primarily include amortization related to the increase in fair value of the acquired finite-lived intangible assets. Upjohn did not enter into any business combinations during the periods covered by these combined financial statements.

•

The combined balance sheets reflect all of the assets and liabilities of Pfizer that are either specifically identifiable or are directly attributable to Upjohn and its operations. Cash from Upjohn operations in subsidiaries that are not completely Upjohn dedicated is not included in the combined balance sheets since this cash is swept into Pfizer’s centralized cash management system. We participate in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. Accordingly, the Upjohn cash balance at December 31, 2019 and 2018 is not representative of an independent company and could be significantly different at another point in time.

•	For benefit plans, the combined balance sheets only include the assets and liabilities of benefit plans sponsored by Upjohn—see Note 15.

•

The combined financial statements do not include allocations of Pfizer corporate debt as none is specifically related to our operations. The combined statements of income include an allocation of Pfizer interest-related expenses, including the effect of hedging activities associated with the Pfizer corporate debt and an allocation for interest income associated with the Pfizer corporate investments—see Note 6. We participate in Pfizer’s centralized hedging and offsetting programs. As such, in the combined statements of income, we include the impact of Pfizer’s derivative financial instruments used for offsetting changes in foreign currency rates net of the related exchange gains and losses for the portion that is deemed to be associated with Upjohn operations.

Management believes that the allocations are a reasonable reflection of the services received or the costs incurred on behalf of Upjohn and its operations and that the combined statements of income reflect all costs of the Upjohn Business of Pfizer.

The allocated expenses from Pfizer primarily include:

•

Commercial non-product costs—approximately $500 million in 2018 and $582 million in 2017 ($24 million deduction and $19 million deduction in Revenues; $5 million and $2 million in Cost of sales; $317 million and $415 million in Selling, informational and administrative expenses; $148 million and $148 million in Research and development expenses; $0.1 million and $0.2 million in Amortization of intangible assets; and $7 million and $2 million income in Other (income)/ deductions—net). The combined statement of income for 2019 includes all commercial costs identified with Upjohn.

•

Enabling functions operating expenses—approximately $620 million in 2019, $678 million in 2018 and $738 million in 2017 ($1 million income, $1 million income and $7 million income in Cost of sales; $617 million, $630 million and $695 million in Selling, informational and administrative expenses; and $3 million, $49 million and $50 million in Research and development expenses).

•

PGS manufacturing costs—approximately $96 million in 2019, $124 million in 2018 and $114 million in 2017 ($96 million, $122 million and $112 million in Cost of sales; $0.1 million income, $1 million and $3 million in Selling, informational and administrative expenses; and $0.2 million, $0.4 million and $0.1 million income in Research and development expenses).

•

Research, development and medical expenses—approximately $14 million in 2019, $56 million in 2018 and $63 million in 2017 ($9 million, $41 million and $42 million in Selling, informational and administrative expenses; and $5 million, $14 million and $21 million in Research and development expenses).

•	Restructuring charges—approximately $16 million in 2019, $56 million in 2018 and $1 million in 2017 (all included in Restructuring charges/(credits)).

•

Other costs associated with cost-reduction/productivity initiatives—additional depreciation associated with asset restructuring—approximately $1 million in 2019, $13 million in 2018 and $17 million in 2017 (all included in Cost of sales).

•

Other costs associated with cost-reduction/productivity initiatives—implementation costs—approximately $28 million in 2019, $35 million in 2018 and $41 million in 2017 ($14 million, $19 million and $25 million in Cost of sales; $11 million,

NOTES TO COMBINED FINANCIAL STATEMENTS

$15 million and $16 million in Selling, informational and administrative expenses; and $2 million, $0.5 million and $0.6 million in Research and development expenses).

•

Fringe benefit expenses—approximately $2 million income in 2019, $14 million income in 2018 and $0.5 million income in 2017 (primarily $0.3 million income, $2 million income and $0.1 million income in Cost of sales; $1 million income, $12 million income and $0.4 million income in Selling, informational and administrative expenses; and negligible, $0.2 million income and negligible in Research and development expenses).

•

Share-based compensation expense—approximately $76 million in 2019, $104 million in 2018 and $103 million in 2017 ($7 million, $9 million and $9 million in Cost of sales; $56 million, $74 million and $75 million in Selling, informational and administrative expenses; and $12 million, $22 million and $20 million in Research and development expenses).

•

Other (income)/deductions-net—approximately $200 million in 2019, $279 million in 2018 and $163 million in 2017. Amounts primarily include an allocation of net interest expense of approximately $288 million in 2019, $252 million in 2018 and $259 million in 2017, reflecting an allocation for interest-related expenses, including the effect of hedging activities, associated with the Pfizer corporate debt and an allocation for interest income associated with the Pfizer corporate investments. In 2019, the amount also includes, among other things, an allocation of a gain associated with the disposal of a shared facility with Pfizer of $10 million, as well as an allocation of income from insurance recoveries of $31 million related to Hurricane Maria. In 2018, the amount also includes, among other things, an allocation of a gain associated with the disposal of a shared facility with Pfizer of $14 million. In 2017, the amount also includes, among other things, an allocation of benefits relating to certain initiatives in international jurisdictions of $84 million income—see Note 6.

•

Other corporate and commercial costs—approximately $42 million in 2019, $69 million in 2018 and $131 million in 2017 ($35 million income, $3 million income and $95 million in Cost of sales; $62 million, $64 million and $36 million in Selling, informational and administrative expenses; and $15 million, $8 million and $0.4 million income in Research and development expenses).

The income tax provision/(benefit) in the combined statements of income has been calculated as if Upjohn filed a tax return separate from Pfizer in the various jurisdictions where it does business.

Note 3. Significant Accounting Policies

A. Adoption of New Accounting Standard

Leases—On January 1, 2019, we adopted a new accounting standard for leases and changed our lease policies accordingly. Under the new standard, the most significant change is the requirement of balance sheet recognition of right of use (ROU) assets and lease liabilities by lessees for those leases classified as operating leases. We adopted the new accounting standard utilizing the modified retrospective method using a simplified transition approach, and, therefore, no adjustments were made to our prior period financial statements. We have elected the package of practical expedients for transition which are permitted in the new standard. Accordingly, we did not reassess whether (i) any expired or existing contracts are or contain leases under the new standard, (ii) classification of leases as operating leases or capital leases would be different under the new standard, or (iii) any initial direct costs would have met the definition of initial direct costs under the new standard. Additionally, we did not elect to use hindsight in determining the lease term for existing leases as of January 1, 2019. We recorded noncurrent ROU assets of $21 million and current and noncurrent operating lease liabilities of $21 million as of January 1, 2019.

Adopting the standard related to leases impacted our prior period combined balance sheet as follows:

(millions of dollars)	As Previously Reported Balance at December 31, 2018	Effect of Change Higher/(Lower)	Balance at January 1, 2019
Other noncurrent assets	$312	$21	$333
Other current liabilities	2,460	5	2,464
Other noncurrent liabilities	407	17	424

Adoption of the standard related to leases did not have a material impact on our combined statement of income or combined statement of cash flows for the year ended December 31, 2019. For additional information, see Note 3S.

NOTES TO COMBINED FINANCIAL STATEMENTS

B. Estimates and Assumptions

In preparing the combined financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures, including amounts recorded in connection with acquisitions. These estimates and underlying assumptions can impact all elements of our combined financial statements. For example, in the combined statements of income, in addition to estimates used in determining the allocations of costs and expenses from Pfizer, estimates are used when accounting for deductions from revenues (such as rebates, sales allowances and sales returns), determining the cost of inventory that is sold, allocating cost in the form of depreciation and amortization and estimating restructuring charges and the impact of contingencies. On the combined balance sheets, estimates are used in determining the valuation and recoverability of assets, such as accounts receivables, inventories, deferred tax assets, fixed assets, goodwill and other identifiable intangible assets and estimates are used in determining the reported amounts of liabilities, such as taxes payable, benefit obligations, accruals for contingencies, rebates, sales allowances and sales returns, and restructuring reserves, all of which also impact the combined statements of income.

Our estimates are often based on complex judgments and assumptions that we believe to be reasonable but that can be inherently uncertain and unpredictable. If our estimates and assumptions are not representative of actual outcomes, our results could be materially impacted.

As future events and their effects cannot be determined with precision, our estimates and assumptions may prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions. We are subject to risks and uncertainties that may cause actual results to differ materially from estimated amounts, such as changes in demand for our products, competition, litigation, legislation and regulations. We regularly evaluate our estimates and assumptions using historical experience and expectations about the future. We adjust our estimates and assumptions when facts and circumstances indicate the need for change. Those changes generally will be reflected in our combined financial statements on a prospective basis unless they are required to be treated retrospectively under relevant accounting standards. It is possible that others, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

For information on estimates and assumptions in connection with legislation commonly referred to as TCJA, see Note 7A.

C. Acquisitions

Our combined financial statements include the operations of acquired businesses after completion of the acquisitions. We account for acquired businesses using the acquisition method of accounting, which requires, among other things, that most assets acquired and liabilities assumed be recognized at their estimated fair values as of the acquisition date and that the fair value of acquired in-process research and development (IPR&D) be recorded on the balance sheet. Transaction costs are expensed as incurred. Any excess of the consideration transferred over the assigned values of the net assets acquired is recorded as goodwill. When we acquire net assets that do not constitute a business, as defined in U.S. GAAP, no goodwill is recognized and any acquired IPR&D is expensed. We did not complete any acquisitions during the periods covered by these combined financial statements.

Amounts recorded in connection with an acquisition can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

D. Fair Value

Certain assets and liabilities are required to be measured at fair value, either upon initial recognition or for subsequent accounting or reporting. For example, we use fair value extensively in the initial recognition of net assets acquired in a business combination, when measuring certain impairment losses and when accounting for and reporting of certain financial instruments. Fair value is estimated using an exit price approach, which requires, among other things, that we determine the price that would be received to sell an asset or paid to transfer a liability in an orderly market. The determination of an exit price is considered from the perspective of market participants, considering the highest and best use of non-financial assets and, for liabilities, assuming that the risk of non-performance will be the same before and after the transfer.

When estimating fair value, depending on the nature and complexity of the asset or liability, we may use one or all of the following techniques:

•	Income approach, which is based on the present value of a future stream of net cash flows.

NOTES TO COMBINED FINANCIAL STATEMENTS

•	Market approach, which is based on market prices and other information from market transactions involving identical or comparable assets or liabilities.

•	Cost approach, which is based on the cost to acquire or construct comparable assets, less an allowance for functional and/or economic obsolescence.

These fair value methodologies depend on the following types of inputs:

•	Quoted prices for identical assets or liabilities in active markets (Level 1 inputs).

•

Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active or inputs other than quoted prices that are directly or indirectly observable, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means (Level 2 inputs).

•	Unobservable inputs that reflect estimates and assumptions (Level 3 inputs).

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

E. Foreign Currency Translation

For most of our international operations, local currencies have been determined to be the functional currencies. We translate functional currency assets and liabilities to their U.S. dollar equivalents at exchange rates in effect at the balance sheet date and we translate functional currency income and expense amounts to their U.S. dollar equivalents at average exchange rates for the period. The U.S. dollar effects that arise from changing translation rates are recorded in Other comprehensive income/ (loss). The effects of converting non-functional currency assets and liabilities into the functional currency are recorded in Other (income)/deductions—net. For operations in highly inflationary economies, we translate monetary items at rates in effect as of the balance sheet date, with translation adjustments recorded in Other (income)/deductions—net, and we translate non-monetary items at historical rates.

F. Revenues and Trade Accounts Receivable

We recorded direct product sales of more than $1 billion for each of two products in 2019 and three products in 2018 and 2017. In the aggregate, these direct product sales represent 52% of our revenues in 2019, 65% of our revenues in 2018 and 61% of our revenues in 2017. These direct product sales are primarily in the Developed Markets and Greater China operating segments. For additional information, see Note 18C. The loss or expiration of intellectual property rights can have a significant adverse effect on our revenues as our contracts with customers will generally be at lower selling prices due to added competition and we generally provide for higher sales returns during the period in which individual markets begin to near the loss or expiration of intellectual property rights. We sell pharmaceutical products after patent expiration and, in limited cases, under patent worldwide.

Revenue Recognition—We record revenues from product sales when there is a transfer of control of the product from us to the customer. We determine transfer of control based on when the product is shipped or delivered and title passes to the customer.

•	Customers—Our products are sold principally to physicians, patients, pharmacists and retail channels, insurers, government agencies and other healthcare providers.

Our products that our patients ultimately use are generally covered under governmental programs, managed care programs and insurance programs, including those managed through pharmacy benefit managers, and are subject to sales allowances and/or rebates payable directly to those programs. Those sales allowances and rebates are generally negotiated, but government programs may have legislated amounts by type of product (e.g., patented or unpatented).

•

Our Sales Contracts—Sales on credit are typically under short-term contracts. Collections are based on market payment cycles common in various markets, with shorter cycles in the U.S. Sales are adjusted for sales allowances, chargebacks, rebates, sales returns and cash discounts. Sales returns occur due to product recalls or a changing competitive environment.

•

Deductions from Revenues—Our gross product revenues are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents sales allowances, chargebacks, rebates, and sales returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period.

NOTES TO COMBINED FINANCIAL STATEMENTS

Specifically:

•

In the U.S., we sell our products to distributors and hospitals under our sales contracts. However, we also have contracts with managed care or pharmacy benefit managers and legislatively mandated contracts with the federal and state governments under which we provide rebates to them based on medicines utilized by the customers they cover. We record provisions for Medicare, Medicaid, and performance-based contract pharmaceutical rebates based upon our experience ratio of rebates paid and actual prescriptions written during prior quarters. We apply the experience ratio to the respective period’s sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. We estimate discounts on branded prescription drug sales to Medicare Part D participants in the Medicare “coverage gap” based on the historical experience of beneficiary prescriptions and consideration of the utilization that is expected to result from the discount in the coverage gap. We evaluate this estimate regularly to ensure that the historical trends and future expectations are as current as practicable. For performance-based contract rebates, we also consider current contract terms, such as changes in formulary status and rebate rates.

•

Outside the U.S., the majority of our pharmaceutical sales allowances are contractual or legislatively mandated and our estimates are based on actual invoiced sales within each period, which reduces the risk of variations in the estimation process. In certain European countries, rebates are calculated on the government’s total unbudgeted pharmaceutical spending or on specific product sales thresholds and we apply an estimated allocation factor against our actual invoiced sales to project the expected level of reimbursement. We obtain third-party information that helps us monitor the adequacy of these accruals.

•

Provisions for pharmaceutical chargebacks (primarily reimbursements to U.S. wholesalers for honoring contracted prices to third parties) closely approximate actual amounts incurred, as we settle these deductions generally within two to five weeks of incurring the liability.

•

Provisions for sales returns are based on a calculation for each market that incorporates the following, as appropriate: local returns policies and practices; historical returns as a percentage of sales; an understanding of the reasons for past returns; estimated shelf life by product; an estimate of the amount of time between shipment and return or lag time; and any other factors that could impact the estimate of future returns, such as product recalls or a changing competitive environment. Generally, returned products are destroyed, and customers are refunded the sales price in the form of a credit.

•

We record sales incentives as a reduction of revenues at the time the related revenues are recorded or when the incentive is offered, whichever is later. We estimate the cost of our sales incentives based on our historical experience with similar incentives programs to predict customer behavior.

Our accruals for Medicare rebates, Medicaid and related state program rebates, performance-based contract rebates, chargebacks, sales allowances and sales returns and cash discounts totaled $1.6 billion as of December 31, 2019 and $2.2 billion as of December 31, 2018.

The following table provides information about the balance sheet classification of these accruals:

(millions of dollars)	December 31, 2019	December 31, 2018
Reserve against Trade accounts receivable, less allowance for doubtful accounts	$435	$594
Other current liabilities:
Rebate accruals(a)	737	1,309
Other accruals	224	172
Other noncurrent liabilities	217	159

Total accrued rebates and other accruals	$1,614	$2,234

(a)	The decrease in rebate accruals reflects the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.

Amounts recorded for revenue deductions can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

Taxes collected from customers relating to product sales and remitted to governmental authorities are excluded from Revenues.

Trade Accounts Receivable—Trade accounts receivable are stated at their net realizable value. The allowance against gross trade accounts receivable reflects the best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other current information. Trade accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

NOTES TO COMBINED FINANCIAL STATEMENTS

G. Collaboration Arrangements

Payments to and from our collaboration partners are presented in our combined statements of income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable accounting guidance. In collaborative arrangements where we manufacture a product for our collaboration partners, we record revenues when we transfer control of the product to our collaboration partners. In collaboration arrangements where we are the principal in the transaction, we record amounts paid to collaboration partners for their share of net sales or profits earned, and all royalty payments to collaboration partners as Cost of sales. Royalty payments received from collaboration partners are included in Other (income)/deductions—net.

H. Cost of Sales and Inventories

We carry inventories at the lower of cost or net realizable value. The cost of finished goods, work-in-process and raw materials is determined using average actual cost. We regularly review our inventories for impairment and reserves are established when necessary.

I. Selling, Informational and Administrative Expenses

Selling, informational and administrative costs are expensed as incurred. Among other things, these expenses include the internal and external costs of marketing, advertising, shipping and handling, information technology and legal defense.

Advertising expenses relating to production costs are expensed as incurred, and the costs of space in publications are expensed when the related advertising occurs. Advertising and promotion expenses totaled approximately $283 million in 2019, $428 million in 2018 and $501 million in 2017.

Shipping and handling costs, including warehousing expenses, totaled approximately $68 million in 2019, $88 million in 2018 and $61 million in 2017.

J. Research and Development Expenses

Research and development (R&D) costs are expensed as incurred.

K. Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets

Long-lived assets include:

•

Property, plant and equipment, less accumulated depreciation—These assets are recorded at cost and are increased by the cost of any significant improvements after purchase. Property, plant and equipment assets, other than land and construction-in-progress, are depreciated on a straight-line basis over the estimated useful life of the individual assets. Depreciation begins when the asset is ready for its intended use. For tax purposes, accelerated depreciation methods are used as allowed by tax laws.

•

Identifiable intangible assets, less accumulated amortization—These acquired assets are recorded at fair value. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives that are associated with marketed products are not amortized until a useful life can be determined.

•

Goodwill—Goodwill represents the excess of the consideration transferred for an acquired business over the assigned values of its net assets. Goodwill is not amortized. The goodwill included in our combined balance sheets reflects Upjohn’s portion of acquisition-specific goodwill generated from Pfizer’s historical acquisitions based on the relative fair value of the acquired Upjohn products.

Amortization expense related to finite-lived acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property is included in Amortization of intangible assets as these intangible assets benefit multiple business functions. Amortization expense related to intangible assets that are associated with a single function and depreciation of property, plant and equipment are included in Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate.

We review all of our long-lived assets for impairment indicators throughout the year. We perform impairment testing for indefinite-lived intangible assets and goodwill at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, we record charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets.

NOTES TO COMBINED FINANCIAL STATEMENTS

Specifically:

•

For finite-lived intangible assets, such as developed technology rights, and for other long-lived assets, such as property, plant and equipment, whenever impairment indicators are present, we calculate the undiscounted value of the projected cash flows associated with the asset, or asset group, and compare this estimated amount to the carrying amount. If the carrying amount is found to be greater, we record an impairment loss for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate the remaining useful lives of the assets and modify them, as appropriate.

•

For indefinite-lived intangible assets, such as brands, when necessary, we determine the fair value of the asset and record an impairment loss, if any, for the excess of book value over fair value. In addition, in all cases of an impairment review, we re-evaluate whether continuing to characterize the asset as indefinite-lived is appropriate.

•

For goodwill, when necessary, we determine the fair value of each reporting unit and compare that value to its book value. If the carrying amount is found to be greater, we then determine the implied fair value of goodwill by subtracting the fair value of all the identifiable net assets other than goodwill from the fair value of the reporting unit and record an impairment loss, if any, for the excess of the book value of goodwill over the implied fair value.

Impairment reviews can involve a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

L. Restructuring Charges/(Credits) and Certain Acquisition-Related Costs

We may incur restructuring charges in connection with cost-reduction and productivity initiatives as well as in connection with acquisitions when we implement plans to restructure and integrate the acquired operations. If the restructuring action results in a change in the estimated useful life of an asset, that incremental impact is classified in Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate. Termination costs are generally recorded when the actions are probable and estimable. Transaction costs, such as banking, legal, accounting and other costs incurred in connection with a business acquisition are expensed as incurred. For additional information, see Note 5. We did not complete any acquisitions during the periods covered by these combined financial statements.

Amounts recorded for restructuring charges and other associated costs can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

M. Cash Equivalents

Cash equivalents include items almost as liquid as cash, such as certificates of deposit and time deposits with maturity periods of three months or less when purchased. If items meeting this definition are part of a larger investment pool, we classify them as short-term investments. We did not have cash equivalents as of December 31, 2018.

N. Tax Assets and Liabilities and Income Tax Contingencies

Tax Assets and Liabilities

Current tax assets primarily include (i) tax effects associated with intercompany transfers of inventory within our combined group, which are recognized in the combined statements of income when the inventory is sold to a third party, as well as (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws, including the TCJA enacted in December 2017. We provide a valuation allowance when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax-planning strategies that would be implemented, if necessary, to realize the deferred tax assets. All deferred tax assets and liabilities within the same tax jurisdiction are presented as a net amount in the noncurrent section of our combined balance sheet. Amounts recorded for valuation allowances can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

Other non-current tax assets primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the

NOTES TO COMBINED FINANCIAL STATEMENTS

competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction.

Other taxes payable in our combined balance sheets as of December 31, 2019 and December 31, 2018 includes liabilities for uncertain tax positions and the noncurrent portion of the repatriation tax liability on the deemed repatriated accumulated post-1986 foreign earnings recorded in connection with the TCJA for which we elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026. For additional information, see Note 7A.

Income Tax Contingencies

We account for income tax contingencies using a benefit recognition model. If we consider that a tax position is more likely than not to be sustained upon audit, based solely on the technical merits of the position, we recognize the benefit. We measure the benefit by determining the amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information.

Under the benefit recognition model, if our initial assessment fails to result in the recognition of a tax benefit, we regularly monitor our position and subsequently recognize the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to “more likely than not”; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. We regularly re-evaluate our tax positions based on the results of audits of federal, state and local and foreign income tax filings, statute of limitations expirations, changes and clarification in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the more-likely-than-not standard. Liabilities associated with uncertain tax positions are classified as current only when we expect to pay cash within the next 12 months. Interest and penalties, if any, are recorded in Provision/(benefit) for taxes on income and are classified in our combined balance sheet with the related tax liability.

Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant. For information about the risks associated with estimates and assumptions, see Note 3B.

O. Benefit Plans

Generally, most of our employees are eligible to participate in benefit plans. The combined statements of income include benefit plan expenses attributable to Upjohn, including expenses associated with pension plans, postretirement plans and defined contribution plans. The expenses include allocations of direct expenses as well as expenses deemed attributable to the Upjohn operations. The combined balance sheets include the benefit plan assets and liabilities of only those plans that are sponsored by Upjohn. For additional information, see Note 15.

For Upjohn sponsored plans, we recognize the overfunded or underfunded status of defined benefit plans as an asset or liability in the combined balance sheets. The obligations generally are measured at the actuarial present value of all benefits attributable to employee service rendered, as provided by the applicable benefit formula. Pension obligations may include assumptions such as expected employee turnover, participant mortality, and future compensation levels. Plan assets are measured at fair value. Net periodic pension and postretirement costs other than service costs are recognized, as required, in Other (income)/deductions––net. Net periodic pension and postretirement service costs are recognized, as required, into Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate.

For Pfizer sponsored plans, the combined balance sheets do not include benefit plan assets and liabilities associated with Upjohn employees participating in plans that are sponsored by Pfizer. The combined statements of income include estimated service cost associated with direct Upjohn employees and an allocation of estimated service cost deemed attributable to Upjohn operations. Service costs are recognized, as required, into Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate.

Amounts recorded for benefit plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

NOTES TO COMBINED FINANCIAL STATEMENTS

P. Legal and Environmental Contingencies

We are subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications. We record accruals for these contingencies to the extent that we conclude that a loss is both probable and reasonably estimable. If some amount within a range of loss appears to be a better estimate than any other amount within the range, we accrue that amount. Alternatively, when no amount within a range of loss appears to be a better estimate than any other amount, we accrue the lowest amount in the range. We record anticipated recoveries under existing insurance contracts when recovery is reasonably assured.

We record accruals for the legal obligations associated with the retirement of tangible long-lived assets, including obligations under the doctrine of promissory estoppel and those that are conditioned upon the occurrence of future events. These obligations generally result from the acquisition, construction, development and/or normal operation of long-lived assets. We recognize the fair value of these obligations in the period in which they are incurred by increasing the carrying amount of the related asset. Over time, we recognize expense for the accretion of the liability and for the amortization of the asset.

Accruals for direct asset retirement obligations included in Other current liabilities are approximately $3 million as of December 31, 2019 and December 31, 2018 and included in Other noncurrent liabilities are approximately $47 million as of December 31, 2019 and $46 million as of December 31, 2018.

Amounts recorded for contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

Q. Share-Based Payments

Our compensation programs can include grants under Pfizer’s share-based payment plans. Generally, grants are accounted for at fair value and these fair values are generally amortized on a straight-line basis over the vesting terms into Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate.

Amounts recorded for share-based compensation can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

R. Business Unit Equity

Total business unit equity represents Pfizer’s equity investment in Upjohn. Recorded amounts may reflect capital contributions and/or dividends or return of capital as well as the results of operations and other comprehensive income/(loss).

S. Leases

On January 1, 2019, we adopted a new accounting standard for leases. For further information, see Note 3A.

We lease real estate, fleet, and equipment for use in our operations. Our leases generally have lease terms of 1 to 10 years, some of which include options to terminate or extend leases for up to 5 years or on a month-to-month basis. We include options that are reasonably certain to be exercised as part of the determination of lease terms. We may negotiate termination clauses in anticipation of any changes in market conditions, but generally these termination options are not exercised. Residual value guarantees are generally not included within our operating leases with the exception of some fleet leases. In addition to base rent payments, the leases may require us to pay directly for taxes and other non-lease components, such as insurance, maintenance and other operating expenses, which may be dependent on usage or vary month-to-month. Variable lease payments amounted to $1 million for the year ended December 31, 2019. We have elected the practical expedient in the new standard to not separate non-lease components from lease components in calculating the amounts of ROU assets and lease liabilities for all underlying asset classes.

We determine if an arrangement is a lease at inception of the contract in accordance with guidance detailed in the new standard and we perform the lease classification test as of the lease commencement date. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

NOTES TO COMBINED FINANCIAL STATEMENTS

For operating leases, the ROU assets and liabilities are presented in our combined balance sheet as follows:

(millions of dollars)	Balance Sheet Classification	December 31, 2019
ROU assets(a)	Other noncurrent assets	$24
Lease liabilities (short-term)(b)	Other current liabilities	8
Lease liabilities (long-term)(c)	Other noncurrent liabilities	17

(a)	See Note 13B.
(b)	See Note 14A.
(c)	See Note 14B.

Our total lease costs are as follows:

(millions of dollars)	Direct	Allocated	Year Ended December 31, 2019
Operating lease cost	$8	$22	$30
Variable lease cost	1	1	2

Total lease cost	$9	$23	$32

Other supplemental information includes the following:

(millions of dollars)	Weighted-Average Remaining Contractual Lease Term (Years) as of December 31, 2019	Weighted-Average Discount Rate as of December 31, 2019	Year Ended December 31, 2019
Operating leases	5.2	5.5%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases			$6
ROU assets obtained in exchange for new operating lease liabilities			8

The table below reconciles the undiscounted cash flows for the first five years and total of the remaining years to the operating lease liabilities recorded in the combined balance sheet as of December 31, 2019:

(millions of dollars)
Period	Operating Lease Liabilities
Next one year(a)	$8
1-2 years	8
2-3 years	4
3-4 years	2
4-5 years	1
Thereafter	5

Total undiscounted lease payments	28
Less: imputed interest	4

Present value of minimum lease payments	25
Less: current portion	8

Noncurrent portion	$17

(a)	Reflects lease payments due within 12 months subsequent to the December 31, 2019 balance sheet date.

Prior to our adoption of the new lease standard, rental expense, net of sublease income, was approximately $26 million in 2018 and $30 million in 2017, which includes allocated rent expense of $25 million in 2018 and $29 million in 2017.

As of December 31, 2018, the future minimum rental commitments under non-cancelable operating leases follow:

(millions of dollars)	2019	2020	2021	2022	2023	After 2023	Total
Lease commitments	$7	$7	$6	$4	$1	$6	$31

See Note 19 for information about related party operating leases with Pfizer where we are the lessor.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 4. Collaborative Arrangements

In the normal course of business, we enter into collaborative arrangements with respect to in-line medicines as well as medicines in development that require completion of research and regulatory approval. Collaborative arrangements are contractual agreements with third-parties that involve a joint operating activity, typically a research and/or commercialization effort, where both we and our partner are active participants in the activity and are exposed to the significant risks and rewards of the activity. Our rights and obligations under our collaborative arrangements vary. For example, we have agreements to co-promote pharmaceutical products discovered by us and we have agreements where we partner to co-develop and/or participate together in commercializing, marketing, promoting, manufacturing and/or distributing a drug product.

On December 20, 2019, our U.S.-based generics platform, Greenstone, entered into a collaboration agreement with Genzum Life Sciences LLC (Genzum) for an exclusive, royalty-free license to develop, manufacture and commercialize in the United States three complex generic sterile ophthalmic ointment products under development. Under the terms of the agreement, Genzum has sole responsibility to develop and obtain regulatory approval for the three products and we are responsible for all commercialization activities for the three products. In connection with this agreement, we made an upfront payment of $8.5 million to Genzum, which includes a nonrefundable portion of $4.5 million, which was recorded in Research and development expenses for the year ended December 31, 2019 and a $4 million refundable payment, which was recorded in Other noncurrent assets as of December 31, 2019. Should Genzum fail to achieve regulatory approval on a product-by-product basis on or before December 31, 2021, we are entitled to receive $4 million of the original upfront payment.

In addition to the new collaboration agreement with Genzum for three medicines in development, we have collaboration arrangements with two Japanese pharmaceutical companies that are associated with Lipitor, Celebrex and Lyrica.

The following table provides the amounts and classification of payments (income/(expense)) between us and our collaboration partners:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Revenues(a)	$360	$302	$318

Cost of sales(b)	(299)	(262)	(265)
Selling, informational and administrative expenses(c)	3	3	3
Research and development expenses(d)	(5)	—	—
Other income/(deductions)—net	—	—	1

(a)	Represents sales to our partners of products manufactured by us.
(b)

Primarily relates to amounts paid to collaboration partners for their share of net sales or profits earned in collaboration arrangements where we are the principal in the transaction, and cost of sales associated with inventory purchased from our partners.

(c)	Represents net reimbursements from our partners for selling, informational and administrative expenses incurred.
(d)	Represents payment to our partner in 2019 related to our collaboration agreement with Genzum, as described above.

Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives

The combined statements of income include costs associated with Pfizer’s cost-reduction/productivity initiatives. The expenses include direct costs and charges as well as an allocation of indirect costs and charges that have been deemed attributable to Upjohn. The combined balance sheets reflect the accrued restructuring charges directly attributable to the Upjohn operations. In connection with our cost-reduction/productivity initiatives, we typically incur costs and charges associated with site closings and other facility rationalization actions, workforce reductions and the expansion of shared services, including the development of global systems. All operating functions may be impacted by these actions, including sales and marketing, manufacturing and research and development, as well as groups such as worldwide technology, shared services and corporate operations. From 2017 through December 31, 2019, we incurred direct costs of $43 million related to Pfizer’s global cost-reduction/productivity initiatives across the enterprise, which in large part relate to employee termination costs.

2017-2019 Initiatives and Organizing for Growth

During 2018, Pfizer reviewed its business operations and determined that, at the start of its 2019 fiscal year, Pfizer would begin operating under a new commercial structure, which reorganized Pfizer operations into three businesses – Biopharma, a science-based innovative medicines business; Upjohn; and, through July 31, 2019, a Consumer Healthcare business. As part of a Pfizer reorganization beginning in 2019, Upjohn was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing and other commercial activities, research, development, medical, regulatory and limited

NOTES TO COMBINED FINANCIAL STATEMENTS

enabling functions, which better enables us to optimize our growth potential. Beginning in the fourth quarter of 2018, Pfizer reviewed previously planned initiatives and new initiatives to form one cohesive plan. Initiatives for the combined program include activities related to the optimization of the Pfizer manufacturing plant network, the centralization of Pfizer corporate and platform functions, and the simplification and optimization of the operating business structure and functions that support them.

In 2019, we incurred direct restructuring and implementation charges of $140 million. In 2020, we expect to incur approximately $16 million of direct restructuring charges primarily related to employee termination costs to complete restructuring activities associated with the 2017-2019 cost-reduction initiatives. The 2020 restructuring charges are expected to be mostly cash charges and related to the Greater China segment ($14 million) and the Developed Markets segment ($2 million).

Current-Period Key Activities

The components of costs incurred in connection with the Pfizer cost-reduction/productivity initiatives described above follow:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Restructuring Charges/(Credits):
Total Restructuring charges/(credits)—direct(a)
Employee termination costs/(credits)	$131	$(16)	$(81)
Asset impairment charges	11	—	—
Exit costs	1	—	—

Total restructuring charges/(credits)—direct	143	(16)	(81)

Restructuring charges/(credits)—allocated:(a)
Employee termination costs/(credits)	8	52	(5)
Asset impairment charges	6	2	5
Exit costs	3	2	1

Total restructuring charges/(credits)—allocated	16	56	1

Total restructuring charges/(credits)	159	39	(80)

Other Costs/(Credits) Associated with Cost-Reduction/Productivity Initiatives:
Additional depreciation associated with asset restructuring—allocated(b)	1	13	17
Implementation costs/(credits)—direct(c)	(2)	1	—
Implementation costs—allocated(c)	28	35	41

Total costs associated with cost-reduction/productivity initiatives	$185	$89	$(21)

(a)

In 2019, restructuring charges were primarily related to employee termination costs associated with cost-reduction and productivity initiatives. Direct asset impairment charges in 2019 were associated with a plant network initiative at Upjohn’s Little Island, Ireland manufacturing site. In 2018 and 2017, restructuring credits were primarily related to the reversal of previously recorded accruals for employee termination costs resulting from revisions of our severance benefit estimates. Employee termination costs are generally recorded when the actions are probable and estimable and include accrued severance benefits, pension and postretirement benefits, many of which may be paid out during periods after termination. In 2019, direct restructuring charges are related to the Developed Markets segment ($67 million), the Greater China segment ($59 million), the Emerging Markets segment ($4 million) and Other ($13 million). In 2018 and 2017, direct restructuring credits are all associated with the Developed Markets segment.

(b)

Additional depreciation associated with asset restructuring represents the impact of changes in the estimated lives of assets involved in restructuring actions. In all years, the additional depreciation is primarily included in Cost of sales.

(c)

Implementation costs represent external, incremental costs directly related to implementing cost-reduction/productivity initiatives, and primarily include expenditures related to system and process standardization and the expansion of shared services. Direct implementation credits in 2019 are included in Cost of sales ($3 million income), Selling, informational and administrative expenses ($0.4 million) and Research and development expenses ($0.1 million). Direct implementation costs in 2018 are included in Selling, informational and administrative expenses. In 2019, allocated implementation costs are included in Cost of sales ($14 million), Selling, informational and administrative expenses ($11 million) and Research and development expenses ($2 million). In 2018, allocated implementation costs are included in Cost of sales ($19 million), Selling, informational and administrative expenses ($15 million) and Research and development expenses ($0.5 million). In 2017, allocated implementation costs are included in Cost of sales ($25 million), Selling, informational and administrative expenses ($16 million) and Research and development expenses ($0.6 million).

NOTES TO COMBINED FINANCIAL STATEMENTS

The components and activity of our direct restructuring charges identified with Upjohn follow:

(millions of dollars)	Employee Termination Costs	Asset Impairments	Exit Costs	Accrual
Balance, January 1, 2018	$144	$—	$—	$144
Credit	(16)	—	—	(16)
Utilization and other(a)	(9)	—	—	(9)

Balance, December 31, 2018(b)	118	—	—	118
Provision	131	11	1	143
Utilization and other(a)	(47)	(11)	—	(59)

Balance, December 31, 2019(c)	$202	$—	$1	$202

(a)	Includes adjustments for foreign currency translation.
(b)	Included in Other current liabilities ($40 million) and Other noncurrent liabilities ($79 million).
(c)	Included in Other current liabilities ($153 million) and Other noncurrent liabilities ($49 million).

Note 6. Other (Income)/Deductions—Net

The following table provides components of Other (income)/deductions—net:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Certain legal matters, net(a)	$262	$73	$128
Royalty-related income(b)	(2)	(9)	(3)
Net (gains)/losses on asset disposals(c)	—	(14)	—
Net periodic benefit costs/(credits) other than service costs(d)	(51)	(36)	4
Other, net(e)	(47)	7	(5)

Other (income)/deductions—net—direct	162	21	125

Net interest expense—allocated(f)	288	252	259
Other, net—allocated(g)	(88)	27	(96)

Other (income)/deductions—net—allocated	200	279	163

Other (income)/deductions—net	$362	$300	$288

(a)

In 2019 and 2018, primarily includes legal reserves for certain pending matters, partially offset by the reversal of legal accruals where a loss was no longer deemed probable. In 2017, primarily includes a charge to resolve a class action lawsuit filed by direct purchasers relating to Celebrex, which was approved by the court in April 2018. For additional information, see Note 17A.

(b)	Royalty-related income decreased in 2019 as compared to 2018 primarily due to the discontinuance in 2018 of a royalty arrangement for sildenafil citrate and venlafaxine hydrochloride in the U.S.
(c)	In 2018, primarily relates to a realized gain on the divestiture of certain products.
(d)

Represents the net periodic benefit costs/(credits), excluding service costs, as a result of the adoption of a new accounting standard in the first quarter of 2018. In 2019, includes, among other things, a curtailment gain within our postretirement plan in Puerto Rico related to the elimination of coverage for certain non-Upjohn plan participants. Effective December 31, 2017, the Puerto Rico pension plans were frozen to future benefit accruals. In 2018, this resulted in the recognition of lower net periodic benefit costs due to the extension of the amortization period for the actuarial losses. For additional information, see Note 15.

(e)

In 2019, includes, among other items, $24 million of rental income associated with related party leasing arrangements in Singapore entered into with Pfizer on May 27, 2019. For additional information, see Note 19.

(f)

Reflects an allocation of interest expense associated with the Pfizer corporate debt and an allocation of interest income associated with the Pfizer corporate investments. Allocated capitalized interest expense totaled $19 million in each of 2019, 2018 and 2017.

(g)

Represents allocation of miscellaneous other income and deductions. In 2019, among other things, includes an allocation of a gain associated with the disposal of a shared facility with Pfizer of $10 million, as well as an allocation of income from insurance recoveries of $31 million related to Hurricane Maria. Additionally, 2019 reflects a higher allocation of net gains associated with Pfizer’s investments and net currency exchange gains, as well as a lower allocation of net losses associated with Pfizer’s hedging activities, as compared to 2018. In 2018, among other things, includes an allocation of a gain associated with a manufacturing facility shared with Pfizer of $14 million. In 2017, among other things, includes an allocation of benefits relating to certain initiatives in international jurisdictions of $84 million.

Pfizer incurred a net loss of approximately $138 million in 2019 and $999 million in 2017 due to the early retirements of corporate debt, inclusive of the related termination of cross currency swaps. The combined statements of income for those years do not include an allocation of the net losses incurred by Pfizer on the early retirements of corporate debt. Pfizer does not routinely allocate these costs to any of its business units.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 7. Tax Matters

A. Taxes on Income

During the periods presented in the combined financial statements, Upjohn did not generally file separate tax returns, as Upjohn was generally included in the tax grouping of other Pfizer entities within the respective entity’s tax jurisdiction. The income tax provision/(benefit) included in these combined financial statements has been calculated using the separate return basis, as if Upjohn filed a separate tax return.

The components of Income before provision/(benefit) for taxes on income follow:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
United States	$582	$1,307	$575
International	4,749	5,749	7,260

Income before provision/(benefit) for taxes on income(a), (b)	$5,331	$7,056	$7,835

(a)

2019 vs. 2018—The decrease in the domestic income was primarily due to reduced Lyrica revenues in the U.S., increased costs related to certain legal matters (see Note 6) and an increase in restructuring charges. The decrease in the international income was primarily related to reduced international revenues and an increase in restructuring charges.

(b)

2018 vs. 2017—The increase in the domestic income was primarily due to lower interest expense paid to certain foreign subsidiaries, partially offset by lower Viagra revenue. The decrease in the international income was primarily related to lower interest income received primarily from intercompany borrowings from Pfizer and the non-recurrence of benefits relating to certain initiatives in international jurisdictions (see Note 6).

The components of Provision/(benefit) for taxes on income based on the location of the taxing authorities, follow:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
United States:
Current income taxes:
Federal	$(100)	$222	$874
State and local	4	15	25
Deferred income taxes:
Federal	30	53	822
State and local	9	—	(6)

Total U.S. tax provision/(benefit)	(57)	290	1,715

TCJA:
Current income taxes	(39)	(49)	3,729
Deferred income taxes	(28)	1	(8,717)

Total TCJA tax benefit	(67)	(49)	(4,988)

International:
Current income taxes	608	690	882
Deferred income taxes	(75)	(6)	24

Total international tax provision	533	684	906

Provision/(benefit) for taxes on income	$409	$925	$(2,366)

In the fourth quarter of 2017, we recorded an estimate of certain tax effects of the TCJA, including (i) the impact on deferred tax assets and liabilities from the reduction in the U.S. Federal corporate tax rate from 35% to 21%, (ii) the impact of state income tax considerations, (iii) the $4.3 billion repatriation tax liability on accumulated post-1986 foreign earnings for which we elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026 and (iv) deferred taxes on basis differences expected to give rise to future taxes on global intangible low-taxed income. In addition, we had provided deferred tax liabilities in the past on foreign earnings that were not indefinitely reinvested. As a result of the TCJA, in the fourth quarter of 2017, we reversed an estimate of the deferred taxes that is no longer expected to be needed due to the change to the territorial tax system.

In 2018, we finalized our provisional accounting for the tax effects of the TCJA, based on our best estimates of available information and data, and have reported and disclosed the impacts within the applicable measurement period, in accordance with guidance issued by the U.S. Securities and Exchange Commission (SEC), and recorded a favorable adjustment of approximately $26 million to Provision/(benefit) for taxes on income. We believe that there may be additional interpretations, clarifications and guidance from the U.S. Department of Treasury. Any change to our calculations resulting from such additional interpretations, clarifications and guidance will be reflected in the period of issuance. In addition, our obligations may vary as a result of changes in our uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards.

NOTES TO COMBINED FINANCIAL STATEMENTS

With respect to the aforementioned repatriation tax liability, our estimate is still approximately $4.3 billion, which is reported in current Income taxes payable (approximately $320 million) and the remaining liability is reported in noncurrent Other taxes payable in our combined balance sheet as of December 31, 2019. The first installment of $320 million was paid in April 2019.

The TCJA subjects a U.S. shareholder to current tax on global intangible low-taxed income earned by certain foreign subsidiaries. The Financial Accounting Standards Board (FASB) Staff Q&A, Topic 740, No. 5, Accounting for Global Intangible Low-Taxed Income, states that we are permitted to make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as global intangible low-taxed income in future years or provide for the tax expense related to such income in the year the tax is incurred. We have elected to recognize deferred taxes for temporary differences expected to reverse as global intangible low-taxed income in future years. In 2017, we provided a provisional deferred tax liability of approximately $90 million based on the evaluation of certain temporary differences inside each of our foreign subsidiaries that are expected to reverse as global intangible low-taxed income. In 2018, this estimate was finalized and we have provided for an increase in the deferred tax liability of approximately $22 million, resulting in a deferred tax liability of approximately $112 million.

In 2019, the Provision/(benefit) for taxes on income was impacted by the following:

•

tax benefits of approximately $335 million, representing tax and interest resulting from the resolution of certain tax positions pertaining to prior years primarily resulting from a favorable settlement with the Internal Revenue Service (IRS) (see Note 7D below), and the expiration of certain statutes of limitations; and

•	tax benefits of approximately $67 million as a result of additional guidance issued by the U.S. Department of Treasury related to the enactment of the TCJA.

In 2018, the Provision/(benefit) for taxes on income was impacted by the following:

•	estimated U.S. net tax benefits of $49 million associated with the enactment of the TCJA (see discussion above), primarily reflecting:

•	approximately $22 million of tax benefits associated primarily with certain current year tax initiatives;

•

approximately $26 million of tax benefits associated with adjustments to our provisional accounting for the tax effects of the TCJA, reported and disclosed within the applicable measurement period, in accordance with guidance issued by the SEC, primarily consisting of:

•	$48 million of tax benefits related to the repatriation tax on deemed repatriated accumulated earnings of foreign subsidiaries; and

•	$22 million of tax expense related to future taxes on global intangible low-taxed income; and

•

tax benefits of approximately $29 million representing tax and interest resulting from the resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities, and the expiration of certain statutes of limitations.

In 2017, the Provision/(benefit) for taxes on income was impacted by the following:

•	estimated U.S. net tax benefits of $5.0 billion associated with the enactment of the TCJA (see discussion above), primarily reflecting:

•	$9.0 billion tax benefit related to remeasurement of U.S. deferred tax liabilities on unremitted earnings of foreign subsidiaries (see Note 7D);

•	$222 million tax expense associated with the remeasurement of other U.S. deferred tax assets, primarily associated with prepaid and deferred items (see Note 7D);

•	$3.7 billion tax expense related to the repatriation tax on deemed repatriated accumulated pre-2017 post-1986 earnings of foreign subsidiaries;

•	$90 million tax expense related to future taxes on global intangible low-taxed income (see Note 7D); and

•	approximately $24 million tax benefit primarily associated with certain tax initiatives;

•	U.S. tax expense of approximately $367 million related to the repatriation tax on deemed repatriated current year earnings of foreign subsidiaries;

•

tax benefits of approximately $16 million representing tax and interest resulting from the resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities, and the expiration of certain statutes of limitations; and

•	the non-deductibility of a $92 million fee payable to the federal government as a result of the U.S. Healthcare Legislation.

NOTES TO COMBINED FINANCIAL STATEMENTS

B. Tax Rate Reconciliation

The reconciliation of the U.S. statutory income tax rate to our effective tax rate for income/(loss) follows:

	Year Ended December 31,
	2019	2018	2017
U.S. statutory income tax rate	21.0%	21.0%	35.0%
TCJA impact(a)	(1.3)	(0.7)	(63.7)
Taxation of non-U.S. operations(b), (c)	(5.5)	(7.0)	(1.9)
Tax settlements and resolution of certain tax positions(d)	(6.3)	(0.4)	(0.2)
U.S. Healthcare Legislation(d), (e)	—	—	0.4
Certain legal settlements and charges	(0.1)	0.1	—
All other––net(f)	(0.3)	0.2	0.1

Effective tax rate for income/(loss)	7.7%	13.1%	(30.2)%

(a)	For a discussion about enactment of the TCJA, see Note 7A.
(b)

For taxation of non-U.S. operations, this rate impact reflects the income tax rates and relative earnings in the locations where we do business outside the U.S., together with the cost of repatriation decisions, which, for 2017, includes the repatriation tax on deemed repatriated 2017 earnings of foreign subsidiaries discussed in Note 7A, changes in uncertain tax positions not included in the reconciling item called “Tax settlements and resolution of certain tax positions,” as well as changes in valuation allowances. Specifically: (i) the jurisdictional location of earnings is a significant component of our effective tax rate each year, and the rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of such earnings as compared to our total earnings; (ii) the cost of repatriation decisions, and other U.S. tax implications of our foreign operations, is a significant component of our effective tax rate each year and generally offsets some of the reduction to our effective tax rate each year resulting from the jurisdictional location of earnings; and (iii) the impact of changes in uncertain tax positions not included in the reconciling item called “Tax settlements and resolution of certain tax positions” is a component of our effective tax rate each year that can result in either an increase or decrease to our effective tax rate. The jurisdictional mix of earnings, which includes the impact of the location of earnings as well as repatriation costs, can vary as a result of the repatriation decisions, as a result of operating fluctuations in the normal course of business and as a result of the extent and location of other income and expense items, such as restructuring charges and initiatives, asset impairments and gains and losses on strategic business decisions. See Note 7A for the components of pre-tax income and Provision/(benefit) for taxes on income, which are based on the location of the taxing authorities, and for information about settlements and other items impacting Provision/(benefit) for taxes on income.

(c)

In all periods presented, the reduction in our effective tax rate resulting from the jurisdictional location of earnings is largely due to lower tax rates in certain jurisdictions, as well as manufacturing and other incentives associated with our subsidiaries in Puerto Rico and Singapore. We benefit from a Puerto Rican incentive grant that expires in 2029. Under the grant, we are partially exempt from income, property and municipal taxes. In Singapore, we benefit from incentive tax rates effective through mid-2030 on income from manufacturing and other operations.

(d)	For a discussion about tax settlements and resolution of certain tax positions and the impact of U.S. Healthcare Legislation, see Note 7A.
(e)

In 2019, there is a negligible unfavorable rate impact. The lack of rate impact in 2018 is a result of the updated 2017 invoice received from the federal government, which reflected a lower expense than what was previously estimated for invoiced periods, as well as certain tax initiatives.

(f)

All other–net includes tax costs incurred in the normal course of business and tax benefits associated with certain tax initiatives in the normal course of business, including tax benefits associated with the U.S. research and development tax credit and manufacturing initiatives.

C. Deferred Taxes

Deferred taxes arise as a result of basis differentials between financial statement accounting and tax amounts.

The components of our deferred tax assets and liabilities, shown before jurisdictional netting, follow:

	2019 Deferred Tax*		2018 Deferred Tax*
(millions of dollars)	Assets	(Liabilities)	Assets	(Liabilities)
Prepaid/deferred items	$346	$—	$405	$—
Inventories	106	(3)	79	(2)
Intangible assets(a)	24	(318)	10	(352)
Property, plant and equipment	3	(22)	—	(40)
Employee benefits	145	(48)	133	(39)
Restructuring and other charges	18	—	25	—
Legal and product liability reserves	87	—	60	—
Net operating loss/tax credit carryforwards(b), (c)	153	—	146	—
Unremitted earnings	—	(36)	—	(42)
State and local tax adjustments	17	—	25	—
All other	14	(1)	6	(5)

	913	(429)	889	(480)
Valuation allowances	(124)	—	(135)	—

Total deferred taxes	$789	$(429)	$755	$(480)

Net deferred tax asset(d)	$360		$274

NOTES TO COMBINED FINANCIAL STATEMENTS

*	For 2019 and 2018, the deferred tax assets and liabilities associated with global intangible low-taxed income are included in the relevant categories above. See Note 7A.
(a)	The decrease in 2019 is primarily a result of amortization of intangible assets.
(b)	The increase in 2019 is primarily a result of losses generated in certain foreign jurisdictions.
(c)

The amounts in 2019 and 2018 are reduced for unrecognized tax benefits of $21 million and $16 million, respectively, where we have net operating loss carryforwards, similar tax losses, and/or tax credit carryforwards that are available, under the tax law of the applicable jurisdiction, to settle any additional income taxes that would result from the disallowance of a tax position.

(d)

In 2019, included in Noncurrent deferred tax assets and other noncurrent tax assets of $398 million and Noncurrent deferred tax liabilities of $38 million. In 2018, included in Noncurrent deferred tax assets and other noncurrent tax assets of $331 million and Noncurrent deferred tax liabilities of $56 million.

We have carryforwards, primarily related to net operating losses, which are available to reduce future international income taxes payable with either an indefinite life or expiring at various times from 2020-2034.

Valuation allowances are provided when we believe that our deferred tax assets are not recoverable based on an assessment of estimated future taxable income that incorporates ongoing, prudent and feasible tax planning strategies, that would be implemented, if necessary, to realize the deferred tax assets.

As of December 31, 2019, we have not made a U.S. tax provision on approximately $8 billion of unremitted earnings of our international subsidiaries. As these earnings are intended to be indefinitely reinvested overseas, the determination of a hypothetical unrecognized deferred tax liability as of December 31, 2019 is not practicable.

D. Tax Contingencies

We are subject to income tax in many jurisdictions, and a certain degree of estimation is required in recording the assets and liabilities related to income taxes. All our tax positions are subject to audit by the local taxing authorities in each tax jurisdiction. These tax audits can involve complex issues, interpretations and judgments and the resolution of matters may span multiple years, particularly if subject to negotiation or litigation. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution.

For a description of our accounting policies associated with accounting for income tax contingencies, see Note 3N. For a description of the risks associated with estimates and assumptions, see Note 3B.

Uncertain Tax Positions

As tax law is complex and often subject to varied interpretations, it is uncertain whether some of our tax positions will be sustained upon audit. As of December 31, 2019, we had approximately $908 million in net unrecognized tax benefits, excluding associated interest and, as of December 31, 2018, we had approximately $1.1 billion in net unrecognized tax benefits, excluding associated interest.

•

Tax assets associated with uncertain tax positions primarily represent our estimate of the potential tax benefits in one tax jurisdiction that could result from the payment of income taxes in another tax jurisdiction. These potential benefits generally result from cooperative efforts among taxing authorities, as required by tax treaties to minimize double taxation, commonly referred to as the competent authority process. The recoverability of these assets, which we believe to be more likely than not, is dependent upon the actual payment of taxes in one tax jurisdiction and, in some cases, the successful petition for recovery in another tax jurisdiction. As of December 31, 2019, we had approximately $242 million in assets associated with uncertain tax positions and as of December 31, 2018, we had approximately $237 million in assets associated with uncertain tax positions. These amounts were included in Noncurrent deferred tax assets and other noncurrent tax assets.

•

Tax liabilities associated with uncertain tax positions represent unrecognized tax benefits, which arise when the estimated benefit recorded in our financial statements differs from the amounts taken or expected to be taken in a tax return because of the uncertainties described above. These unrecognized tax benefits relate primarily to issues common among multinational corporations. Substantially all of these unrecognized tax benefits, if recognized, would impact our effective income tax rate.

NOTES TO COMBINED FINANCIAL STATEMENTS

The reconciliation of the beginning and ending amounts of gross unrecognized tax benefits follows:

(millions of dollars)	2019	2018	2017
Balance, beginning	$(1,305)	$(1,372)	$(1,193)
Increases based on tax positions taken during a prior period(a)	(9)	(13)	(5)
Decreases based on tax positions taken during a prior period(a), (b)	210	107	3
Decreases based on settlements for a prior period(c)	4	11	7
Increases based on tax positions taken during the current period(a)	(80)	(71)	(180)
Impact of foreign exchange	3	11	(21)
Other, net(a), (d)	27	21	17

Balance, ending(e)	$(1,150)	$(1,305)	$(1,372)

(a)	Primarily included in Provision/(benefit) for taxes on income.
(b)	Primarily related to effectively settling certain issues with the U.S. and foreign tax authorities. See Note 7A.
(c)	Primarily related to cash payments and reductions of tax attributes.
(d)	Primarily related to decreases as a result of a lapse of applicable statutes of limitations.
(e)

In 2019, these amounts were included in Income taxes payable ($20 million) and Other taxes payable ($1.1 billion). In 2018, these amounts were included in Income taxes payable ($1.9 million) and Other taxes payable ($1.3 billion).

•

Interest related to our unrecognized tax benefits is recorded in accordance with the laws of each jurisdiction and is recorded primarily in Provision/(benefit) for taxes on income in our combined statements of income. In 2019, we recorded a net decrease in interest of $109 million, resulting primarily from a settlement with the IRS; in 2018, we recorded a net increase in interest of $32 million; and in 2017, we recorded a net increase in interest of $47 million. Gross accrued interest totaled $111 million as of December 31, 2019 (reflecting a decrease of approximately $1 million as a result of cash payments). Gross accrued interest totaled $221 million as of December 31, 2018 (reflecting a decrease of approximately $2 million as a result of cash payments). In 2019, this amount was included in Income taxes payable ($4 million) and Other taxes payable ($107 million). In 2018, this amount was included in Income taxes payable ($1 million) and Other taxes payable ($220 million). Accrued penalties are not significant. See Note 7A.

Status of Tax Audits and Potential Impact on Accruals for Uncertain Tax Positions

The U.S. is one of our major tax jurisdictions, and we are regularly audited by the IRS:

•

In 2019, Pfizer reached a settlement of disputed issues at the IRS Office of Appeals, thereby settling all issues related to tax returns of Pfizer for the years 2009-2010. As a result of settling these years, in 2019, we recorded a tax benefit of approximately $290 million, representing tax and interest.

•	Tax years 2011-2015 are currently under audit. Tax years 2016-2019 are open, but not under audit. All other tax years are closed.

In addition to the open audit years in the U.S., we have open audit years in other major tax jurisdictions, such as Asia (2009-2019, primarily reflecting Japan, China and Singapore), Canada (2013-2019), Europe (2011-2019, primarily reflecting Ireland, the United Kingdom, France, Italy, Spain and Germany), Latin America (1998-2019, primarily reflecting Brazil) and Puerto Rico (2015-2019).

Any settlements or statutes of limitations expirations could result in a significant decrease in our uncertain tax positions. We estimate that it is reasonably possible that within the next 12 months, our gross unrecognized tax benefits, exclusive of interest, could decrease by as much as $29 million, as a result of settlements with taxing authorities or the expiration of the statutes of limitations. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but our estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect our financial statements in the period of settlement or when the statutes of limitations expire, as we treat these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to our uncertain tax positions, and such changes could be significant.

NOTES TO COMBINED FINANCIAL STATEMENTS

E. Tax Provision/(Benefit) on Other Comprehensive Income/(Loss)

The following table provides the components of the Tax provision/(benefit) on other comprehensive income/(loss):

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Benefit plans: actuarial gains/(losses), net	$4	$(13)	$21
Reclassification adjustments related to amortization	2	3	5
Reclassification adjustments related to curtailments and settlements	—	—	—
Other	(5)	1	3

	2	(9)	29

Benefit plans: prior service (costs)/credits and other, net	—	—	—
Reclassification adjustments related to amortization	(2)	(2)	(2)
Reclassification adjustments related to curtailments, net	—	—	—
Other	—	—	(1)

	(2)	(2)	(2)

Tax provision/(benefit) on other comprehensive income/(loss)	$—	$(11)	$27

Note 8. Accumulated Other Comprehensive Income/(Loss)

The following table provides the changes, net of tax, in Accumulated other comprehensive loss:

	Net Unrealized Gains/(Losses)	Benefit Plans
(millions of dollars)	Currency Translation Adjustment	Actuarial Gains/(Losses)	Prior Service (Costs)/Credits and Other	Accumulated Other Comprehensive Income/(Loss)
Balance, January 1, 2017	$(378)	$(528)	$151	$(755)
Other comprehensive income/(loss)(a)	213	95	(23)	286

Balance, December 31, 2017	(165)	(433)	128	(470)
Other comprehensive income/(loss)(a)	(165)	3	(29)	(191)

Balance, December 31, 2018	(330)	(429)	99	(660)
Other comprehensive income/(loss)(a)	(12)	5	(40)	(47)

Balance, December 31, 2019	$(341)	$(424)	$59	$(707)

(a)	Amounts do not include foreign currency translation adjustments attributable to noncontrolling interests of $1.9 million loss in 2019, $1.4 million loss in 2018 and $0.9 million income in 2017.

As of December 31, 2019, we estimate that we will reclassify into 2020 income a pre-tax amount currently held in Accumulated other comprehensive loss of $15 million consisting of actuarial losses related to benefit plan obligations and plan assets and other benefit plan items, and $18 million of prior service credits, primarily related to benefit plan amendments—see Note 15.

Note 9. Financial Instruments

The combined balance sheets include the financial assets and liabilities that are directly attributable to Upjohn—see Note 2.

Financial Assets and Liabilities

As of December 31, 2019 and December 31, 2018, financial assets and liabilities consist primarily of cash and cash equivalents (as of December 31, 2019 only), accounts receivable and accounts payable.

The recorded amounts for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 10. Inventories

The combined balance sheets include all of the inventory directly attributable to Upjohn.

The following table provides the components of Inventories:

	As of December 31,
(millions of dollars)	2019	2018
Finished goods	$441	$301
Work-in-process	593	870
Raw materials and supplies	121	65

Inventories	$1,155	$1,235

Noncurrent inventories not included above(a)	$76	$55

(a)	Included in Other noncurrent assets—see Note 13B. There are no recoverability issues associated with these amounts.

Note 11. Property, Plant and Equipment

The combined balance sheets include the property, plant and equipment specifically identifiable with Upjohn. The combined statements of income include all the depreciation charges deemed attributable to the Upjohn operations.

The following table provides the components of Property, plant and equipment:

		As of December 31,
(millions of dollars)	Useful Lives (Years)	2019	2018
Assets held and used:
Land	—	$21	$21
Buildings	33-50	659	850
Machinery and equipment	8-20	1,222	1,586
Furniture, fixtures and other	3-12 1/2	71	69
Construction-in-progress	—	152	153

		2,127	2,679
Less: Accumulated depreciation		(1,436)	(1,726)

Property, plant and equipment held and used(a)		691	952

Assets held for lease:
Buildings	33-50	227	—
Machinery and equipment	8-20	409	—
Furniture, fixtures and other	3-12 1/2	14	—
Construction-in-progress	—	18	—

		668	—
Less: Accumulated depreciation		(360)	—

Property, plant and equipment held for lease(a)		308	—

Property, plant and equipment, less accumulated depreciation(b)		$999	$952

(a)

A lease agreement between Pfizer and Upjohn was executed as of May 27, 2019, regarding the Tuas, Singapore manufacturing plant assets. These assets were included in Assets held and used in 2018. No assets were held for lease as of December 31, 2018. For additional information, see Note 19.

(b)

The increase in total Property, plant and equipment, less accumulated depreciation at December 31, 2019 is primarily due to capital additions substantially driven by building projects at our manufacturing site in Dalian, China as well as machinery and equipment additions at our manufacturing sites in Dalian, China and Little Island, Ireland, partially offset by depreciation and the impact of foreign exchange.

Note 12. Identifiable Intangible Assets and Goodwill

The combined balance sheets include all of the goodwill and identifiable intangible assets directly attributable to Upjohn. The combined statements of income include all of the amortization expense associated with finite-lived identifiable intangible assets.

NOTES TO COMBINED FINANCIAL STATEMENTS

A. Identifiable Intangible Assets

Balance Sheet Information

The following table provides the components of Identifiable intangible assets:

	December 31, 2019
(millions of dollars)	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization
Finite-lived intangible assets:
Developed technology rights	$16,282	$(16,014)	$268
Licensing agreements and other	79	(79)	—
Trademarks	6	(3)	3

Total finite-lived intangible assets	16,367	(16,096)	270
Indefinite-lived intangible assets-Brands	1,164	—	1,164

Identifiable intangible assets(a)	$17,530	$(16,096)	$1,434

(a)	The decrease in Identifiable intangible assets, less accumulated amortization from December 31, 2018 is primarily due to amortization as well as the impact of foreign exchange.

The following table provides the components of Identifiable intangible assets:

	December 31, 2018
(millions of dollars)	Gross Carrying Amount	Accumulated Amortization	Identifiable Intangible Assets, less Accumulated Amortization
Finite-lived intangible assets
Developed technology rights	$16,359	$(15,943)	$416
Licensing agreements and other	79	(79)	—
Trademarks	6	(3)	3

Total finite-lived intangible assets	16,444	(16,025)	419
Indefinite-lived intangible assets-Brands	1,164	—	1,164

Identifiable intangible assets	$17,608	$(16,025)	$1,583

Brands

Brands represent the cost associated with tradenames and know-how, as the products themselves do not receive patent protection. Xanax is the only indefinite-lived brand in our business.

Developed Technology Rights

Developed technology rights represent the amortized cost associated with developed technology, which has been acquired from third parties and which can include the right to develop, use, market, sell and/or offer for sale the product, compounds and intellectual property that we have acquired with respect to products, compounds and/or processes that have been completed. The developed technology rights are primarily associated with Effexor and Celebrex.

Trademarks

Trademarks represent the amortized cost associated with legal trademarks. The finite-lived trademarks are substantially all related to Lipitor.

Amortization

The weighted-average remaining life for our total finite-lived intangible assets is approximately 2 years. The weighted-average remaining life for the largest components of finite-lived intangible assets is approximately 2 years for developed technology rights.

Total amortization expense for finite-lived intangible assets was $148 million in 2019, $157 million in 2018 and $167 million in 2017.

NOTES TO COMBINED FINANCIAL STATEMENTS

The annual amortization expense expected for the years 2020 through 2024 is as follows:

(millions of dollars)	2020	2021	2022	2023	2024
Amortization expense	$145	$122	$1	$1	$1

B. Goodwill

The following table provides the components of and changes in the carrying amount of Goodwill:

(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Balance, January 1, 2018	$5,978	$1,950	$904	$8,832
Other(a)	(57)	(5)	(35)	(97)

Balance, December 31, 2018	5,921	1,945	869	8,735
Other(a)	(39)	(1)	14	(26)

Balance, December 31, 2019	$5,883	$1,944	$883	$8,709

(a)	Reflects the impact of foreign exchange.

Note 13. Other Current and Noncurrent Assets

A. Other Current Assets

The following table provides the components of Other current assets:

	As of December 31,
(millions of dollars)	2019	2018
VAT receivables	$148	$126
Prepaid expenses	53	86
Other accounts receivable	49	36
Related party receivable(a)	4	—
Other	8	9

Other current assets	$261	$256

(a)	See Note 19.

B. Other Noncurrent Assets

The following table provides the components of Other noncurrent assets:

	As of December 31,
(millions of dollars)	2019	2018
Pension plan assets, net(a)	$165	$139
Noncurrent inventory(b)	76	55
Spare parts inventory	55	52
Deferred charges	32	14
ROU assets(c)	24	—
Deposits and advances	20	19
VAT receivables	10	18
Other	18	15

Other noncurrent assets	$399	$312

(a)	See Note 15.
(b)	See Note 10.
(c)	See Note 3S.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 14. Other Current and Noncurrent Liabilities

A. Other Current Liabilities

The following table provides the components of Other current liabilities:

	As of December 31,
(millions of dollars)	2019	2018
Rebate accruals(a)	$737	$1,309
Legal contingencies(b)	431	204
Accrued sales returns(a)	200	130
Restructuring accruals(c)	153	40
VAT payable	82	96
Co-marketing expense accruals	73	68
Inventory related accruals	57	67
Service accruals	53	50
U.S. Healthcare fee accruals	48	77
Profit share liabilities	28	31
Utility accruals	25	20
Trade discount accruals	21	36
Property and other tax accruals	16	24
Research and development accruals	14	16
Royalty accruals(a)	13	107
Advertising and promotional accruals	13	23
Lease liabilities(d)	8	—
Deferred revenue	7	6
Chargeback accruals	3	6
Asset retirement obligations	3	3
Other	139	145

Other current liabilities	$2,125	$2,460

(a)

The decrease in rebate accruals and royalty accruals and the increase in accrued sales returns reflect the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.

(b)	See Note 17A.
(c)	See Note 5.
(d)	See Note 3S.

B. Other Noncurrent Liabilities

The following table provides the components of Other noncurrent liabilities:

	As of December 31,
(millions of dollars)	2019	2018
Accrued sales returns(a)	$217	$159
Legal contingencies(b)	72	83
Restructuring accruals(c)	49	79
Asset retirement obligations	47	46
Lease liabilities(d)	17	—
Insurance reserves	7	18
Related party payable(e)	1	—
Other	16	22

Other noncurrent liabilities	$426	$407

(a)	The increase in accrued sales returns reflects the loss of exclusivity of Lyrica in the United States, with multi-source generic competition beginning in July 2019.
(b)	See Note 17A.
(c)	See Note 5.
(d)	See Note 3S.
(e)	See Note 19.

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 15. Benefit Plans

The combined statements of income include benefit plan expenses attributable to Upjohn, including expenses associated with defined benefit and defined contribution plans, as well as other postretirement plans, consisting primarily of retiree medical benefits. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the Upjohn operations.

The combined statements of income include the net periodic pension and postretirement costs associated with plans sponsored by Upjohn (service cost component is for the Upjohn participants only). Net periodic pension and postretirement costs other than service costs are recognized, as required, in Other (income)/deductions—net. Net periodic pension and postretirement service costs for the Upjohn participants only are recognized, as required, into Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate.

The combined balance sheets include the pension and postretirement benefit plan assets and liabilities of only those plans or arrangements sponsored by Upjohn. As of December 31, 2019, Upjohn is the sponsor of 18 pension plans, primarily in Puerto Rico, Japan, Korea, Taiwan, United Arab Emirates, Italy, the Philippines, Greece, Thailand, China, Germany, France and Kuwait, among other countries. As of December 31, 2018, Upjohn was the sponsor of four pension plans: two in Puerto Rico, one in Japan and one in China. In 2019, the two pension plans in Puerto Rico were merged, resulting in one Upjohn sponsored pension plan in Puerto Rico as of December 31, 2019. The 15 additional pension plans sponsored by Upjohn in 2019, which represent newly formed Upjohn plans for participants who previously participated in plans sponsored by Pfizer, are unfunded plans, except for the pension plans in Korea, the Philippines and Taiwan, and have aggregate net pension liabilities of approximately $30 million included in Pension benefit obligations, net ($29 million) and Accrued compensation and related items ($1 million) in the combined balance sheet at December 31, 2019. Effective December 31, 2017, the two Puerto Rico pension plans at the time were frozen to future benefit accruals. In 2018, this resulted in the recognition of lower net periodic benefit costs due to the elimination of service cost and extension of the amortization period for the actuarial losses. Upjohn is the sponsor of one postretirement plan in Puerto Rico. Included in certain of the Upjohn sponsored plans are both Upjohn and non-Upjohn Pfizer participants. The combined balance sheets at December 31, 2019 and December 31, 2018 reflect the pension plan assets and pension and postretirement plan obligations associated with the non-Upjohn Pfizer active plan participants and inactive members as follows:

•

The pension benefit obligations associated with non-Upjohn Pfizer active plan participants included in the combined balance sheets are approximately $667 million at December 31, 2019 and approximately $655 million at December 31, 2018. The pension benefit obligations associated with inactive members in the Japan pension plan included in the combined balance sheets are approximately $489 million at December 31, 2019 and approximately $474 million at December 31, 2018. The pension benefit obligations associated with inactive members in the Puerto Rico pension plan included in the combined balance sheets are approximately $654 million at December 31, 2019 and approximately $597 million at December 31, 2018.

•

The pension benefit plan assets associated with non-Upjohn Pfizer active plan participants included in the combined balance sheets are approximately $701 million at December 31, 2019 and approximately $663 million at December 31, 2018. The pension benefit plan assets associated with inactive members in the Japan pension plan included in the combined balance sheets are approximately $560 million at December 31, 2019 and approximately $536 million at December 31, 2018. The pension benefit plan assets associated with inactive members in the Puerto Rico pension plan included in the combined balance sheets are approximately $468 million at December 31, 2019 and approximately $429 million at December 31, 2018.

•

The postretirement benefit obligations associated with non-Upjohn Pfizer active plan participants included in the combined balance sheets are approximately $11 million at December 31, 2019 and approximately $44 million at December 31, 2018. The postretirement benefit obligations associated with inactive members included in the combined balance sheets are approximately $156 million at December 31, 2019 and approximately $201 million at December 31, 2018.

Many of our employees participate in benefit plans sponsored by Pfizer. The combined statements of income include the service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations. The combined balance sheets do not include benefit plan assets and liabilities associated with Upjohn employees participating in plans that are not sponsored by Upjohn. Service costs are recognized, as required, into Cost of sales, Selling, informational and administrative expenses and Research and development expenses, as appropriate. The projected benefit obligation associated with direct Upjohn employees participating in plans sponsored by Pfizer that is not included in the combined balance sheets but may be required by law in certain jurisdictions to transfer upon a separation of Upjohn from Pfizer was approximately $115 million at December 31, 2019. There are approximately $66 million of assets associated with these obligations at December 31, 2019.

NOTES TO COMBINED FINANCIAL STATEMENTS

A. Pension and Postretirement Plans

Pension expense/(income) associated with the U.S. and international locations is included in the combined statements of income as follows:

•

2019—approximately $0.2 million expense, reflecting approximately $8.5 million of net periodic pension income (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $8.7 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations.

•

2018—approximately $7 million income, reflecting approximately $19 million of net periodic pension income (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $12 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations.

•

2017—approximately $31 million expense, reflecting approximately $15 million of net periodic pension cost (service cost component is for the Upjohn participants only) associated with plans sponsored by Upjohn and approximately $16 million of service cost associated with direct Upjohn employees participating in plans sponsored by Pfizer as well as an allocation of service cost that has been deemed attributable to Upjohn operations.

Postretirement expense/(income) associated with the U.S. and international locations is included in the combined statements of income as follows:

•

2019—approximately $30 million of net periodic postretirement income (service cost component is for the Upjohn participants only) primarily associated with plans sponsored by Upjohn. Included in net periodic postretirement income for 2019 are curtailment and settlement gains of approximately $25 million related to the elimination of coverage for certain non-Upjohn plan participants.

•	2018—approximately $8 million of net periodic postretirement income (service cost component is for the Upjohn participants only) primarily associated with plans sponsored by Upjohn.

•	2017—approximately $3 million of net periodic postretirement cost (service cost component is for the Upjohn participants only) primarily associated with plans sponsored by Upjohn.

In the tables below, we have provided additional information about the expenses/(income), assets and liabilities of the pension and postretirement plans sponsored by Upjohn.

Net Periodic Benefit Costs and Changes in Other Comprehensive Income/(Loss)––Upjohn Sponsored Plans

The following table provides the annual (credit)/cost and changes in Other comprehensive income/(loss) for the Upjohn sponsored pension and postretirement plans:

	Year Ended December 31,
	Pension Plans			Postretirement Plan
(millions of dollars)	2019	2018	2017	2019	2018	2017
Service cost	$9	$7	$11	$3	$2	$2
Interest cost	43	39	41	10	11	14
Expected return on plan assets	(68)	(80)	(77)	—	—	—
Amortization of:
Actuarial losses	13	16	41	—	1	8
Prior service credits	(4)	(4)	(4)	(18)	(21)	(21)
Curtailments	(1)	—	—	(19)	(1)	—
Settlements	—	3	3	(6)	—	—

Net periodic benefit (credit)/cost reported in Income(a)	(9)	(19)	15	(31)	(8)	2
(Credit)/cost reported in Other comprehensive income/(loss)(b)	43	42	(67)	(8)	(4)	(33)

(Credit)/cost recognized in Comprehensive income	$35	$24	$(52)	$(39)	$(12)	$(30)

(a)

We adopted a new accounting standard on January 1, 2018 that requires the net periodic pension and postretirement benefit costs other than service costs to be presented in Other (income)/deductions––net on the combined statements of income. For additional information, see Note 6.

(b)

In 2019, 2018 and 2017, the changes to Other comprehensive income/(loss) for the international plans were impacted by foreign currency movements. For details of the changes in Other comprehensive income/(loss), see the benefit plan activity in the combined statements of comprehensive income.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table provides the amounts in Accumulated other comprehensive loss expected to be amortized into 2020 net periodic benefit costs:

(millions of dollars)	Pension Plans	Postretirement Plan
Actuarial gains/(losses)	$(16)	$1
Prior service credits	4	14

Total	$(12)	$15

Actuarial Assumptions—Upjohn Sponsored Plans

The following table provides the weighted-average actuarial assumptions for the Upjohn sponsored benefit plans:

	Pension Plans			Postretirement Plan
(percentages)	2019	2018	2017	2019	2018	2017
Weighted-average assumptions used to determine benefit obligations:
Discount rate	1.8%	2.4%	2.1%	3.2%	4.3%	3.7%
Rate of compensation increase	1.2%	1.1%	2.3%	—%	—%	—%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate—interest on benefit obligations	2.2%	2.0%	2.2%	4.3%	3.7%	4.2%
Discount rate—service cost	0.8%	0.8%	1.6%	4.3%	3.7%	4.2%
Expected return on plan assets	3.8%	4.2%	4.5%	—%	—%	—%
Rate of compensation increase	1.1%	2.3%	2.6%	—%	—%	—%

The assumptions above are used to develop the benefit obligations at fiscal year-end and to develop the net periodic benefit cost for the subsequent fiscal year. Therefore, the assumptions used to determine net periodic benefit cost for each year are established at the end of each previous fiscal year, while the assumptions used to determine benefit obligations are established at each fiscal year-end.

The net periodic benefit cost and the benefit obligations are based on actuarial assumptions that are reviewed on at least an annual basis. We revise these assumptions based on an annual evaluation of long-term trends, as well as market conditions that may have an impact on the cost of providing retirement benefits.

The weighted-average discount rate for our Puerto Rico defined benefit plan is determined annually and evaluated and modified to reflect at year-end the prevailing market rate of a portfolio of high-quality fixed income investments, rated AA/Aa or better that reflect the rates at which the pension benefits could be effectively settled. For our international plans, the discount rates are set by benchmarking against investment grade corporate bonds rated AA/Aa or better, including, when there is sufficient data, a yield curve approach. These rate determinations are made consistent with local requirements. Overall, the yield curves used to measure the benefit obligations at year-end 2019 resulted in lower discount rates as compared to the prior year.

The following table provides the healthcare cost trend rate assumptions for our Puerto Rico postretirement benefit plan:

(percentages)	2019	2018
Healthcare cost trend rate assumed for next year (up to age 65)	5.6%	5.8%
Healthcare cost trend rate assumed for next year (age 65 and older)	6.0%	6.5%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2037	2037

The following table provides the effects as of December 31, 2019 of a one-percentage-point increase or decrease in the healthcare cost trend rate assumed for postretirement benefits:

(millions of dollars)	Increase	Decrease
Effect on total service and interest cost components	$(1)	$1
Effect on postretirement benefit obligation	(15)	16

Actuarial and other assumptions for pension and postretirement plans can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of the risks associated with estimates and assumptions, see Note 3B.

NOTES TO COMBINED FINANCIAL STATEMENTS

Obligations and Funded Status—Upjohn Sponsored Plans

The following table provides an analysis of the changes in the benefit obligations, plan assets and funded status of the Upjohn sponsored benefit plans:

	As of and for the Year Ended December 31,
	Pension Plans		Postretirement Plan(e)
(millions of dollars)	2019	2018	2019	2018
Change in benefit obligation(a):
Benefit obligation, beginning	$1,942	$2,044	$272	$296
Service cost attributable to Upjohn employees	9	7	3	2
Service cost attributable to non-Upjohn employees(b)	29	30	1	3
Interest cost	43	39	10	11
Employee contributions	—	—	3	3
Plan amendments	—	5	—	—
Changes in actuarial assumptions and other	180	(77)	(35)	(25)
Foreign exchange impact	37	(12)	—	—
Transfers from Pfizer sponsored plans(c)	58	—	—	—
Curtailments	(4)	—	(10)	—
Settlements	—	(10)	(7)	—
Benefits paid	(125)	(85)	(22)	(18)

Benefit obligation, ending	2,169	1,942	216	272

Change in plan assets:
Fair value of plan assets, beginning	1,833	1,965	—	—
Actual gain/(loss) on plan assets	208	(51)	—	—
Company contributions	42	27	19	15
Employee contributions	—	—	3	3
Foreign exchange impact	42	(13)	—	—
Transfers from Pfizer sponsored plans(c)	26	—	—	—
Settlements	—	(10)	—	—
Benefits paid	(125)	(85)	(22)	(18)

Fair value of plan assets, ending	2,027	1,833	—	—

Funded status—Plan assets less than benefit obligation(d)	$(142)	$(109)	$(216)	$(272)

(a)

For the pension plans, the benefit obligation is the projected benefit obligation (PBO). For the postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation (ABO). The accumulated benefit obligation for the dedicated pension plans was $2.1 billion in 2019 and $1.9 billion in 2018.

(b)	Service cost attributable to non-Upjohn Pfizer employees is not included in the combined statements of income.
(c)	Represents pension liabilities and pension assets in Upjohn plans formed in 2019 for Upjohn participants who previously participated in plans sponsored by Pfizer.
(d)	The unfavorable change in the pension plans’ funded status was primarily due to the addition in 2019 of net pension obligations of Upjohn participants from Pfizer sponsored plans.
(e)	Upjohn does not fund the postretirement plan but contributes to the plan as benefits are paid.

The following table provides information as to how the funded status is recognized in the combined balance sheets:

	As of December 31,
	Pension Plans		Postretirement Plan
(millions of dollars)	2019	2018	2019	2018
Noncurrent assets(a)	$165	$139	$—	$—
Current liabilities(b)	(1)	—	(18)	(21)
Noncurrent liabilities(c)	(306)	(248)	(198)	(251)

Funded status	$(142)	$(109)	$(216)	$(272)

(a)	Included in Other noncurrent assets—see Note 13B.
(b)	Included in Accrued compensation and related items.
(c)	Included in Pension benefit obligations, net and Postretirement benefit obligations, net, as appropriate.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table provides the pre-tax components of cumulative amounts recognized in Accumulated other comprehensive loss:

	As of December 31,
	Pension Plans		Postretirement Plan
(millions of dollars)	2019	2018	2019	2018
Actuarial gains/(losses)(a)	$(513)	$(474)	$31	$(15)
Prior service credits	30	34	40	78

Total	$(483)	$(440)	$71	$63

(a)

The accumulated actuarial losses primarily represent the impact of changes in discount rates and other assumptions that result in cumulative changes in our projected benefit obligations, as well as the cumulative difference between the expected return and actual return on plan assets. These accumulated actuarial losses are recognized in Accumulated other comprehensive loss and are amortized into net periodic benefit costs primarily over the average remaining service period for active participants for plans that are not frozen or the expected future lifetime of plan participants for frozen plans, using the corridor approach.

Information related to the funded status of the Upjohn sponsored pension plans follows:

	As of December 31,
(millions of dollars)	2019	2018
Pension plans with an accumulated benefit obligation in excess of plan assets:
Fair value of plan assets	$693	$627
Accumulated benefit obligation	990	875
Pension plans with a projected benefit obligation in excess of plan assets:
Fair value of plan assets	724	627
Projected benefit obligation	1,031	876

Plan Assets—Upjohn Sponsored Plans

The only funded Upjohn sponsored plans are the pension plans in Japan, Puerto Rico, Korea, the Philippines and Taiwan. The Japan pension plan has a PBO of $1.1 billion at December 31, 2019 and 2018 and plan assets of $1.3 billion and $1.2 billion at December 31, 2019 and December 31, 2018, respectively. The Puerto Rico pension plan has a PBO of $969 million and $875 million at December 31, 2019 and December 31, 2018, respectively, and plan assets of $692 million and $627 million at December 31, 2019 and December 31, 2018, respectively. The Upjohn sponsored pension plans formed in 2019 in Korea, the Philippines and Taiwan have a PBO of $30.5 million, $3.3 million and $9.8 million, respectively, at December 31, 2019 and plan assets of $28.7 million, $2.6 million and $0.1 million, respectively, at December 31, 2019.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table provides the components of plan assets:

		Fair Value (a)					Fair Value (a)
(millions of dollars)	As of December 31, 2019	Level 1	Level 2	Level 3	Assets Measured at NAV(b)	As of December 31, 2018	Level 1	Level 2	Level 3	Assets Measured at NAV(b)
International pension plans
Cash and cash equivalents	$11	$—	$11	$—	$—	$17	$—	$17	$—	$—
Equity securities:
Global equity securities	—	—	—	—	—	—	—	—	—	—
Equity commingled funds	322	—	322	—	—	287	—	287	—	—
Fixed income securities:
Corporate debt securities	102	—	102	—	—	107	—	107	—	—
Government and agency obligations	52	—	52	—	—	61	—	61	—	—
Fixed income commingled funds	508	—	181	—	327	448	—	88	—	360
Other investments:
Partnership investments(c)	61	—	—	—	61	51	—	—	—	51
Insurance contracts(d)	118	—	29	89	—	85	—	—	85	—
Other commingled funds(e)	161	—	—	—	161	151	—	—	—	151

Total(f)	$1,334	$—	$696	$89	$549	$1,206	$—	$560	$85	$561

Puerto Rico pension plan
Cash and cash equivalents	$17	$4	$13	$—	$—	$22	$2	$19	$—	$1
Equity securities:
Global equity securities	165	162	3	—	—	152	150	2	—	—
Equity commingled funds	56	—	39	—	17	45	—	30	—	15
Fixed income securities:
Corporate debt securities	251	—	251	—	—	224	—	224	—	—
Government and agency obligations	85	—	85	—	—	66	—	66	—	—
Fixed income commingled funds	—	—	—	—	—	4	—	—	—	4
Other investments:
Partnership investments(c)	58	—	—	—	58	56	—	—	—	56
Insurance contracts	9	—	9	—	—	9	—	9	—	—
Other(e)	51	—	—	—	51	49	—	—	—	49

Total	$692	$166	$400	$—	$126	$627	$152	$350	$—	$125

(a)	Fair values are determined based on valuation inputs categorized as Level 1, 2 or 3—see Note 3D.
(b)

Certain investments that are measured at net asset value (NAV) per share (or its equivalent) have not been classified in the fair value hierarchy. The NAV amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension benefits plan assets.

(c)	Primarily includes investments in private equity, private debt, public equity limited partnerships, and, to a lesser extent, real estate and venture capital.
(d)	See below for a tabular analysis of the changes in Level 3 investments valued using significant unobservable inputs.
(e)	Can include investments in hedge funds and real estate.
(f)	International pension plan assets are substantially all in the Japan pension plan and to a much lesser extent in the Korea, the Philippines and Taiwan pension plans.

The following table provides an analysis of the changes in our investments valued using significant unobservable inputs:

	Pension Plans Insurance Contracts
	Year Ended December 31,
(millions of dollars)	2019	2018
Fair value, beginning	$85	$85
Actual return on plan assets:
Assets held, ending	1	1
Assets sold during the period	—	—
Purchases, sales and settlements, net	—	—
Transfer into/(out of) Level 3	—	—
Exchange rate changes	3	(1)

Fair value, ending	$89	$85

NOTES TO COMBINED FINANCIAL STATEMENTS

A single estimate of fair value can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For a description of our general accounting policies associated with developing fair value estimates, see Note 3D. For a description of the risks associated with estimates and assumptions, see Note 3B.

Equity securities, Fixed income securities and Other investments may each be combined into commingled funds. Most commingled funds are valued to reflect the interest in the fund based on the reported year-end NAV. Partnership and Other investments are valued based on year-end reported NAV (or its equivalent), with adjustments as appropriate for lagged reporting of up to three months.

The following methods and assumptions were used to estimate the fair value of our pension plans’ assets:

•

Cash and cash equivalents: Level 1 investments may include cash, cash equivalents and foreign currency valued using exchange rates. Level 2 investments may include short-term investment funds which are commingled funds priced at a stable NAV by the administrator of the funds.

•

Equity securities: Level 1 investments may include individual securities that are valued at the closing price or last trade reported on the major market on which they are traded. Level 1 and Level 2 investments may include commingled funds that have a readily determinable fair value based on quoted prices on an exchange or a published NAV derived from the quoted prices in active markets of the underlying securities.

•

Fixed income securities: Level 2 investments may include commingled funds that have a readily determinable fair value based on observable prices of the underlying securities. Level 2 investments may include corporate bonds, government and government agency obligations and other fixed income securities valued using bid evaluation pricing models or quoted prices of securities with similar characteristics.

•

Other investments: Level 2 investments may include insurance contracts, which invest in interest-bearing cash, U.S. government securities and corporate debt instruments. Level 3 insurance contract investments are valued using information from third party investments managers, which reflects the nature of the guarantees underlying the contracts.

Certain investments are authorized to include derivatives, such as equity or bond futures, swaps, options and currency futures or forwards for managing risks and exposures.

The following table provides the long-term target asset allocations ranges and the percentage of the fair value of plan assets for benefit plans:

	As of December 31,
	Target Allocation Percentage	Percentage of Plan Assets
(percentages)	2019	2019	2018
International pension plans
Cash and cash equivalents	0-10%	1%	1%
Equity securities	20-30%	24%	24%
Fixed income securities	50-60%	50%	51%
Other investments	20-30%	25%	24%

Total	100%	100%	100%

Puerto Rico pension plan
Cash and cash equivalents	0-10%	2%	4%
Equity securities	35-55%	32%	31%
Fixed income securities	28-53%	49%	47%
Other investments	5-20%	17%	18%

Total	100%	100%	100%

Global plan assets are managed with the objective of generating returns that will enable the plans to meet their future obligations, while seeking to manage net periodic benefit costs and cash contributions over the long-term. We utilize long-term asset allocation ranges in the management of our plans’ invested assets. Our long-term return expectations are developed based on a diversified, global investment strategy that takes into account historical experience, as well as the impact of portfolio diversification, active portfolio management, and our view of current and future economic and financial market conditions. As market conditions and other factors change, we may adjust our targets accordingly and our asset allocations may vary from the target allocations.

NOTES TO COMBINED FINANCIAL STATEMENTS

Our long-term asset allocation ranges reflect our asset class return expectations and tolerance for investment risk within the context of the respective plans’ long-term benefit obligations. These ranges are supported by analysis that incorporates historical and expected returns by asset class, as well as volatilities and correlations across asset classes and our liability profile.

Each pension plan is overseen by a local committee or board that is responsible for the overall investment of the pension plan assets. In determining investment policies and associated target allocations, each committee or board considers a wide variety of factors. As such, the target asset allocation for each of our funded international pension plans is set on a standalone basis by the relevant board or committee. The target asset allocation ranges shown for the international pension plans seek to reflect the combined target allocations across all such plans, while also showing the range within which the target allocations for each plan typically falls.

The investment managers of certain separately managed accounts, commingled funds and private equity funds may be permitted to use repurchase agreements and derivative securities, including U.S. Treasury and equity futures contracts as described in each respective investment management, subscription, partnership or other governing agreement.

Cash Flows––Upjohn Sponsored Plans

It is our practice to fund amounts for our qualified pension plans that are at least sufficient to meet the minimum requirements set forth in applicable employee benefit laws and local tax laws.

The following table provides the expected future cash flow information related to the Upjohn sponsored benefit plans:

(millions of dollars)	Pension Plans	Postretirement Plan
Expected employer contributions:
2020	$54	$18

Expected benefit payments:
2020	$137	$18
2021	107	18
2022	107	18
2023	107	18
2024	107	18
2025-2029	524	85

The above table reflects the plan benefits projected to be paid from the plans or from the general assets of the sponsoring Upjohn entities under the current actuarial assumptions used for the calculation of the projected benefit obligation and, therefore, actual benefit payments may differ from projected benefit payments.

B. Defined Contribution Plans

Our employees are eligible to participate in Pfizer’s defined contribution plans, whereby employees contribute a portion of their compensation, which is partially matched, in cash, by Pfizer. Beginning on January 1, 2011, for newly hired non-union employees, rehires and transfers to the U.S. or Puerto Rico, Pfizer no longer offers a defined benefit pension plan and, instead, offers a Retirement Savings Contribution (RSC) in the defined contribution plan. The RSC is an annual non-contributory employer contribution (that is not dependent upon the participant making a contribution) determined based on each employee’s eligible compensation, age and years of service. Beginning on January 1, 2018, all non-union employees in Pfizer’s U.S. and Puerto Rico defined benefit plans transitioned to the RSC in the defined contribution plans.

Contribution expense for direct Upjohn employees, associated with non-dedicated defined contribution plans, totaled approximately $38 million in 2019, $31 million in 2018 and $23 million in 2017.

Note 16. Share-Based Payments

Our compensation programs can include grants under Pfizer’s share-based payment programs. The combined statements of income include all of the share-based payment expenses attributable to Upjohn.

Compensation programs at Upjohn can include share-based payments under various Pfizer employee stock and incentive plans. The award value is determined by reference to the fair value of share-based awards to similar employees in competitive survey data or industry peer groups used for compensation purposes and is allocated between different long term incentive vehicles, in the form of Restricted Stock Units (RSUs), Stock Options, Total Shareholder Return Units (TSRUs), Portfolio Performance Shares (PPSs), Performance Share Awards (PSAs) and Profit Units (PTUs), as determined by the Pfizer Compensation Committee. Many of our employees currently participate in certain Pfizer equity award plans. Upon any

NOTES TO COMBINED FINANCIAL STATEMENTS

separation from Pfizer, the distribution or settlement of such awards is expected to be in full or on a pro rata basis at separation or original payment dates based on retirement eligibility status in accordance with the original terms and conditions of the grants.

The primary share-based compensation awards and their general terms and conditions are as follows:

•

RSUs, which when vested, entitle the holder to receive a specified number of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such RSUs. For RSUs granted during the periods presented, in virtually all instances, the units vest after three years of continuous service from the grant date.

•

Stock options, which when vested, entitle the holder to purchase a specified number of shares of Pfizer common stock at a price per share equal to the closing market price of Pfizer common stock on the date of grant.

•

TSRUs, which when vested, entitle the holder to receive a number of shares of Pfizer common stock with a value equal to the difference between the defined settlement price and the grant price, plus the dividends accumulated during the five-year or seven-year term, if and to the extent the total value is positive. The settlement price is the average closing price of Pfizer common stock during the 20 trading days ending on the fifth or seventh anniversary of the grant, as applicable; the grant price is the closing price of Pfizer common stock on the date of the grant. The TSRUs are automatically settled on the fifth or seventh anniversary of the grant but vest on the third anniversary of the grant, after which time there is no longer a substantial risk of forfeiture.

•

PPSs, which when vested, entitle the holder to receive, at the end of the performance period, a number of shares within a possible range of shares of Pfizer common stock, including shares resulting from dividend equivalents paid on such shares. For PPSs granted during the period presented, the awards vest after three years of continuous service from the grant date and the number of shares paid, if any, depends on the achievement of predetermined goals related to Pfizer’s long-term product portfolio during a five-year performance period from the year of the grant date. The number of shares that may be earned over the performance period ranges from 0% to 200% of the initial award.

•

PSAs, which when vested, entitle the holder to receive a number of shares of Pfizer common stock. The number of shares paid, if any, including shares resulting from dividend equivalents, for awards granted in 2015 and later, depends upon the achievement of predetermined goals related to two measures: (i) adjusted operating income (for performance years through 2018) or adjusted net income (for 2019 and later years, except for the 2017 PSAs) over three one-year periods; and (ii) Total Shareholder Return (TSR) as compared to the NYSE ARCA Pharmaceutical Index (DRG Index) over the three-year performance period. The number of shares that are earned over the performance period ranges from 0% to 200% of the initial award.

A. Impact on Net Income

The following table provides the components of share-based compensation expense and the associated tax benefit:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
RSU expense	$15	$12	$11
TSRU expense	14	11	7
PSA/PPS expense	2	3	2
Stock option expense	—	—	2

Share-based compensation expense-direct(a)	30	27	23
Share-based compensation expense-indirect(b)	45	77	80

Share-based compensation expense-total	76	104	103
Tax benefit for share-based compensation expense(c)	(13)	(19)	(19)

Share-based compensation expense, net of tax	$63	$85	$84

(a)	Reflects share-based compensation expense associated with direct Upjohn employees.
(b)	Reflects a portion of share-based compensation expense associated with non-Upjohn Pfizer employees deemed attributable to the Upjohn business.
(c)	2017 includes the impact of the TCJA on income taxes.

B. Restricted Stock Units (RSUs)

The value of RSU grants is measured as of the grant date using the closing price of Pfizer common stock. In virtually all instances, the units vest after three years of continuous service from the grant date and the values determined using the fair-value-based method are amortized on a straight-line basis over the vesting term into Cost of sales, Selling, informational and administrative expenses, and Research and development expenses, as appropriate.

NOTES TO COMBINED FINANCIAL STATEMENTS

The RSU activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted-Average Grant Date Fair Value Per Share
Nonvested, January 1, 2017	1,176	$32.47
Granted	391	34.08
Vested(a)	(546)	32.91
Reinvested dividend equivalents	46	33.43
Forfeited	(1)	33.48

Nonvested, December 31, 2017	1,066	32.87
Granted	471	35.86
Vested(b)	(260)	34.32
Reinvested dividend equivalents	46	38.96
Forfeited	(1)	34.48

Nonvested, December 31, 2018	1,322	33.86
Transferred(c)	5	34.36
Granted	428	43.09
Vested(d)	(438)	31.24
Reinvested dividend equivalents	49	39.64
Forfeited	(6)	41.20

Nonvested, December 31, 2019	1,360	$37.76

(a)

Includes the modification of 171,000 RSUs to 154 direct Upjohn employees, for the 176,000 RSUs scheduled for near-term vesting. There was no material impact to compensation expense due to the modification.

(b)

Includes the modification of 1,345 RSUs to one direct Upjohn employee in connection with Pfizer’s reorganization initiative—see Note 5. The terms were modified to permit vesting upon termination. The impact to compensation expense was immaterial.

(c)	Represents change in nonvested RSUs outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.
(d)	Includes the modification of 839 RSUs to two direct Upjohn employees in connection with Pfizer’s reorganization initiative—see Note 5. The impact to compensation expense was immaterial.

The following table provides data related to RSU activity for direct Upjohn employees under Pfizer plans:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Total fair value of shares vested(a)	$19	$10	$19
Total compensation cost related to nonvested RSU awards not yet recognized, pre-tax	$15	$14	$11
Weighted-average period over which RSU cost is expected to be recognized (years)	1.7	1.7	1.7

(a)

2019 includes the modification of 839 RSUs to two direct Upjohn employees in connection with Pfizer’s reorganization initiative—see Note 5. 2018 includes the modification of 1,345 RSUs to one direct Upjohn employee in connection with Pfizer’s reorganization initiative—see Note 5. The terms were modified to permit vesting upon termination. The impact to compensation expense in 2019 and 2018 was immaterial. 2017 includes the modification for a commitment to pay approximately 171,000 RSUs to 154 direct Upjohn employees for 176,000 RSUs. These shares were paid in the first quarter of 2018.

C. Total Shareholder Return Units (TSRUs)

TSRUs are awarded to senior and other key management, and, beginning in 2016, to certain other employees. TSRUs entitle the holder to receive a number of shares of Pfizer common stock with a value equal to the difference between the defined settlement price and the grant price, plus the dividends accumulated during the five-year or seven-year term, if and to the extent the total value is positive. The settlement price is the average closing price of Pfizer common stock during the 20 trading days ending on the fifth or seventh anniversary of the grant, as applicable; the grant price is the closing price of Pfizer common stock on the date of the grant. The TSRUs are automatically settled on the fifth or seventh anniversary of the grant but vest on the third anniversary of the grant, after which time there is no longer a substantial risk of forfeiture.

On October 26, 2016, Pfizer’s Compensation Committee approved the modification of current outstanding grants of TSRU awards, effective November 1, 2016, to permit a holder who is “retiree eligible” (at least age 55 with at least 10 years of service), to elect to exercise and convert his/her TSRUs when vested, into PTUs. The value received upon the election and conversion is calculated by taking the change in stock price (20 trading day average ending on the exercise date (Election Price) less the grant price) plus accumulated dividends from the grant date, times the number of TSRUs exercised. This value is divided by the Election Price to determine the number of PTUs. The PTUs will be entitled to earn Dividend Equivalent Units (DEUs), and the PTUs and DEUs will be settled in Pfizer common stock on the TSRUs original settlement date (i.e., the fifth or seventh anniversary of grant), and will be subject to all of the terms and conditions of the original

NOTES TO COMBINED FINANCIAL STATEMENTS

grant including forfeiture provisions. Beginning in 2017, TSRUs were granted with the right for retirement-eligible employees to elect to exercise and convert their TSRUs, when vested, into PTUs.

The value of TSRU grants is measured as of the grant date using a Monte Carlo simulation model. The values determined through this fair value methodology generally are amortized on a straight-line basis over the vesting term into Cost of sales, Selling, informational and administrative expenses, and/or Research and development expenses, as appropriate.

The following table provides the weighted-average assumptions used in the valuation of TSRUs:

	Year Ended December 31,
	2019	2018	2017
Expected dividend yield(a)	3.27%	3.73%	3.69%
Risk-free interest rate(b)	2.55%	2.60%	1.97%
Expected stock price volatility(c)	18.34%	20.00%	18.39%
Contractual term (years)	5.15	5.09	5.07

(a)	Determined using a constant dividend yield during the expected term of the Pfizer TSRU.
(b)	Determined using the interpolated yield on U.S. Treasury zero-coupon issues.
(c)	Determined using implied volatility, after consideration of historical volatility for Pfizer stock.

The TSRU activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted- Average Grant Date Fair Value Per TSRU	Weighted- Average Grant Price Per TSRU
Nonvested, January 1, 2017	2,304	$5.91	$30.99
Granted	2,124	6.20	34.06
Vested	(172)	6.45	32.23
Forfeited	(3)	6.04	33.01

Nonvested, December 31, 2017	4,253	6.04	32.47
Granted	2,079	7.40	35.75
Vested(a)	(162)	6.60	34.60
Forfeited	(5)	6.74	34.36

Nonvested, December 31, 2018	6,165	6.48	33.52
Transferred(b)	(49)	6.82	35.08
Granted	2,192	8.53	43.35
Vested(c)	(1,992)	5.82	30.64
Forfeited	(19)	8.16	41.70

Nonvested, December 31, 2019	6,297	$7.40	$37.81

(a)

Includes the modification of approximately 6,800 TSRUs to one direct Upjohn employee in connection with Pfizer’s reorganization initiative—see Note 5. The terms were modified to permit the vesting upon termination. The impact to compensation expense was immaterial.

(b)	Represents change in nonvested TSRUs outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.
(c)

Includes the modification of approximately 18,000 TSRUs to two direct Upjohn employees in connection with Pfizer’s reorganization initiative—see Note 5. The terms were modified to permit the vesting upon termination. The impact to compensation expense was immaterial.

The following table summarizes TSRU and PTU activity for direct Upjohn employees under Pfizer plans as of December 31, 2019(a):

	TSRUs (thousands)	PTUs (thousands)	Weighted- Average Grant Price per TSRU	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (millions)
TSRUs outstanding	8,492	—	$36.01	2.7	$60
TSRUs vested(b)	2,195	—	30.84	1.2	30
TSRUs expected to vest(c)	6,047	—	37.71	3.2	30
TSRUs exercised and converted to PTUs(d)	—	28	$—	—	$1

(a)	In 2019, we settled 223,702 TSRUs with a weighted-average grant price of $28.37 per unit.

NOTES TO COMBINED FINANCIAL STATEMENTS

(b)

Includes the modification of approximately 6,800 TSRUs to one direct Upjohn employee for 2018 and 18,000 TSRUs to two direct Upjohn employees for 2019 in connection with Pfizer’s reorganization initiative––see Note 5. The terms were modified to permit the vesting upon termination. The impact to compensation expense was immaterial.

(c)	The number of TSRUs expected to vest takes into account an estimate for expected forfeitures.
(d)	In 2019, 71,110 TSRUs with a weighted-average grant price of $30.78 per unit were converted into 27,514 PTUs.

The following table provides data related to TSRU activity for direct Upjohn employees under Pfizer plans:

	Year Ended December 31,
(millions of dollars, except per TSRU amounts)	2019	2018	2017
Weighted-average grant-date fair value per TSRU	$8.53	$7.40	$6.20
Total compensation cost related to nonvested TSRU grants not yet recognized, pre-tax	$15	$12	$10
Weighted-average period over which TSRU cost is expected to be recognized (years)	1.7	1.7	1.7

D. Portfolio Performance Shares (PPS)

The value of PPS grants is measured as of the grant date using the intrinsic value method, for which the closing price of Pfizer’s common stock is used. The values are amortized on a straight-line basis over the probable vesting term into Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of Pfizer’s common stock, changes in the number of shares that are probable of being earned and changes in Pfizer management’s assessment of the probability that the specified performance criteria will be achieved and/or changes in Pfizer management’s assessment of the probable vesting term for PPSs.

The PPS activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted-Average Intrinsic Value Per Share
Nonvested, January 1, 2017	171	$32.48
Granted	17	34.06
Vested	(61)	34.28
Forfeited	—	—

Nonvested, December 31, 2017	127	36.22
Granted	16	35.84
Vested	(57)	37.09
Forfeited	—	—

Nonvested, December 31, 2018	86	43.65
Transferred(a)	5	43.65
Granted	12	43.35
Vested	(48)	43.08
Forfeited	—	—

Nonvested, December 31, 2019(b)	55	$39.18

(a)	Represents change in nonvested PPSs outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.
(b)	Vested and non-vested shares outstanding, but not paid as of December 31, 2019 were 157,000.

The following table provides data related to PPS activity for direct Upjohn employees under Pfizer plans:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Total fair value of shares vested	$1	$1	$1
Total compensation cost related to nonvested PPS awards not yet recognized, pre-tax	$—	$—	$1
Weighted-average period over which PPS cost is expected to be recognized (years)	1.6	1.6	1.4

E. Performance Share Awards (PSA)

The values of PSA grants are measured as of the grant date using the intrinsic value method, for which the closing price of Pfizer’s common stock is used. The values are amortized on a straight-line basis over the probable vesting term into Cost of sales, Selling, informational and administrative expenses and/or Research and development expenses, as appropriate, and adjusted each reporting period, as necessary, to reflect changes in the price of Pfizer’s common stock, changes in the number

NOTES TO COMBINED FINANCIAL STATEMENTS

of shares that are probable of being earned and changes in management’s assessment of the probability that the specified performance criteria will be achieved, and of the probable vesting term for PSAs.

The PSA activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted-Average Intrinsic Value Per Share
Nonvested, January 1, 2017	101	$32.48
Granted	31	34.06
Vested(a)	(39)	35.42
Forfeited	(26)	34.96

Nonvested, December 31, 2017	67	36.22
Granted	44	35.74
Vested	—	37.09

Nonvested, December 31, 2018	111	43.65
Transferred(b)	(16)	43.65
Granted	105	43.35
Vested	(24)	42.93
Forfeited	(8)	42.93

Nonvested, December 31, 2019	169	$39.18

(a)

Includes the modification for a commitment to pay 22,000 PSAs to six direct Upjohn employees for the 22,000 PSAs scheduled for near-term vesting. There was no material impact to compensation expense due to the modification.

(b)	Represents change in nonvested PSAs outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.

The following table provides data related to PSA activity for direct Upjohn employees under Pfizer plans:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Total fair value of shares vested(a)	$1	$—	$1
Total compensation cost related to nonvested PSA awards not yet recognized, pre-tax	$1	$1	$1
Weighted-average period over which PSA cost is expected to be recognized (years)	2.0	1.8	1.8

(a)	In 2017, includes the modification for a commitment to pay approximately 22,000 PSAs to six direct Upjohn employees for 22,000 PSAs. These shares were paid in the first quarter of 2018.

F. Stock Options

Stock options are accounted for using a fair-value-based method at the date of grant in the combined statements of income.

Beginning in 2016, only a limited set of overseas employees received stock option grants. No stock options were awarded to senior and other key management in any period presented; however, stock options were awarded to certain other employees. In virtually all instances, stock options granted since 2005 vest after three years of continuous service from the grant date and have a contractual term of ten years. In most cases, stock options must be held for at least one year from the grant date before any vesting may occur. In the event of a sale of business or plant closing or restructuring, options held by employees are immediately vested and are exercisable for a period from three months to their remaining term, depending on various conditions.

The value of stock option grants is measured as of the grant date using the Black-Scholes-Merton option-pricing model. The values determined through this fair value methodology generally are amortized on a straight-line basis over the vesting term into Cost of sales, Selling, informational and administrative expenses, and/or Research and development expenses, as appropriate.

The following table provides the weighted-average assumptions used in the valuation of stock options:

	Year Ended December 31,
	2019	2018	2017
Expected dividend yield(a)	3.27%	3.73%	3.69%
Risk-free interest rate(b)	2.66%	2.85%	2.23%
Expected stock price volatility(c)	18.34%	20.02%	18.39%
Expected term (years)(d)	6.75	6.75	6.75

(a)	Determined using a constant dividend yield during the expected term of the Pfizer stock option.
(b)	Determined using the interpolated yield on U.S. Treasury zero-coupon issues.

NOTES TO COMBINED FINANCIAL STATEMENTS

(c)	Determined using implied volatility, after consideration of historical volatility for Pfizer stock.
(d)	Determined using historical exercise and post-vesting termination patterns.

The Pfizer stock option activity for direct Upjohn employees under Pfizer plans follows:

	Shares (thousands)	Weighted- Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value(a) (millions)
Outstanding, January 1, 2017	6,326	$27.99
Granted	55	34.06
Exercised	(1,024)	25.66
Forfeited	(1)	34.59
Expired	(6)	25.68

Outstanding, December 31, 2017	5,350	28.49
Granted	66	35.74
Exercised	(1,814)	28.04
Forfeited	—	—
Expired	(7)	23.04

Outstanding, December 31, 2018	3,595	28.87
Transferred(b)	347	20.19
Granted	112	43.35
Exercised	(542)	24.84
Forfeited	—	—
Expired	(4)	12.70

Outstanding, December 31, 2019	3,508	30.14	4.2	$32
Vested and expected to vest, December 31, 2019(c)	3,492	30.10	4.2	$32
Exercisable, December 31, 2019	3,187	$29.36	3.8	$31

(a)	Market price of underlying Pfizer common stock less exercise price.
(b)	Represents change in nonvested stock options outstanding at December 31, 2018 for certain employees transferred from/(to) Pfizer.
(c)	The number of options expected to vest takes into account an estimate of expected forfeitures.

The following table provides data related to stock option activity for direct Upjohn employees under Pfizer plans:

	Year Ended/As of December) 31,
(millions of dollars, except per stock option amounts)	2019	2018	2017
Weighted-average grant date fair value per stock option	$5.98	$5.06	$4.01
Aggregate intrinsic value on exercise	$9	$21	$9
Cash received upon exercise	$13	$51	$26
Tax benefits realized related to exercise	$1	$3	$1
Total compensation cost related to nonvested stock options not yet recognized, pre-tax	$1	$—	$1
Weighted-average period over which stock option compensation cost is expected to be recognized (years)	1.7	1.8	0.8

Note 17. Commitments and Contingencies

Upjohn is subject to numerous contingencies arising in the ordinary course of business, including but not limited to, those discussed below. For a discussion of our tax contingencies, see Note 7D.

A. Legal Proceedings

Our non-tax contingencies can include, but are not limited to, the following:

•

Patent litigation, which typically involves challenges to the coverage and/or validity of patents on various products, processes or dosage forms. We are the plaintiff in many but not all of these actions. An adverse outcome in actions in which we are the plaintiff could result in loss of patent protection for a drug, a significant loss of revenues from that drug or impairment of the value of associated assets, and in some cases, liability where we are defendants for allegedly causing delay of generic entry.

NOTES TO COMBINED FINANCIAL STATEMENTS

•

Product liability and other product-related litigation, which can include personal injury, consumer, off-label promotion, antitrust and breach of contract claims, among others, often involves highly complex issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters.

•	Commercial and other matters, which can include product-pricing claims, environmental claims and proceedings and employee litigation, can involve complexities that will vary from matter to matter.

•	Government investigations, which can involve regulation by national, state and local government agencies in the U.S. and in other countries.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, which could be substantial, and/or criminal charges.

We believe that our claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. We could incur judgments, enter into settlements or revise our expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on our results of operations in the period in which the amounts are accrued and/or our cash flows in the period in which the amounts are paid.

We have accrued for losses that are both probable and reasonably estimable. Substantially all of our contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, we are unable to estimate the range of reasonably possible loss in excess of amounts accrued. Our assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause us to change those estimates and assumptions.

Amounts recorded for legal and environmental contingencies can result from a complex series of judgments about future events and uncertainties and can rely heavily on estimates and assumptions. For information about the risks associated with estimates and assumptions, see Note 3B.

The principal pending matters to which we are a party are discussed below. In determining whether a pending matter is a principal matter, we consider both quantitative and qualitative factors in order to assess materiality, such as, among other things, the amount of damages and the nature of any other relief sought in the proceeding, if such damages and other relief are specified; our view of the merits of the claims and of the strength of our defenses; whether the action purports to be, or is, a class action and, if not certified, our view of the likelihood that a class will be certified by the court; the jurisdiction in which the proceeding is pending; whether related actions have been transferred to a multi-district litigation; any experience that we or, to our knowledge, other companies have had in similar proceedings; whether disclosure of the action would be important to a reader of our financial statements, including whether disclosure might change a reader’s judgment about our financial statements in light of all of the information that is available to the reader; the potential impact of the proceeding on our reputation; and the extent of public interest in the matter. In addition, with respect to patent matters in which we are the plaintiff, we consider, among other things, the financial significance of the product protected by the patent. As a result of considering qualitative factors in our determination of principal matters, there are some matters discussed below with respect to which management believes that the likelihood of possible loss in excess of amounts accrued is remote.

A1. Legal Proceedings—Patent Litigation

Like other pharmaceutical companies, we are involved in numerous suits relating to our patents, including but not limited to, those discussed below. Most of the suits involve claims by generic drug manufacturers that patents covering our products, processes or dosage forms are invalid and/or do not cover the product of the generic drug manufacturer. Also, counterclaims, as well as various independent actions, have been filed alleging that our assertions of, or attempts to enforce, patent rights with respect to certain products constitute unfair competition and/or violations of antitrust laws. Patent rights to certain of our products are being challenged in various jurisdictions throughout the world. We are also party to patent damages suits in various jurisdictions pursuant to which generic drug manufacturers, payers, governments or other parties are seeking damages from us for allegedly causing delay of generic entry. We also may be involved in other proceedings, such as inter partes review, post-grant review, re-examination or opposition proceedings, before the U.S. Patent and Trademark Office, the European Patent Office, or other foreign counterparts relating to our intellectual property or the intellectual property rights of others. Also, if one of our patents is found to be invalid by such proceedings, generic or competitive products could be introduced into the market resulting in the erosion of sales of our existing products. We are also subject to patent litigation pursuant to which one or more third parties seeks damages and/or injunctive relief to compensate for alleged infringement of its patents by our commercial or other activities. If one of our marketed products is found to infringe valid patent rights of a third party, such third party may be awarded significant damages, or we may be prevented from further sales of that product. Such damages may be enhanced as much as three-fold in the event that we or one of our subsidiaries is found to have willfully infringed valid patent rights of a third party.

NOTES TO COMBINED FINANCIAL STATEMENTS

Lyrica

•	Canada

In June 2014, Pharmascience Inc. commenced an action against Pfizer Canada Inc., Warner-Lambert Company and Warner- Lambert Company LLC (the Pfizer Canada Defendants) seeking damages in connection with an earlier unsuccessful patent litigation brought by the Pfizer Canada Defendants involving pregabalin. The case is in the discovery phase and the court has not yet scheduled a trial date.

•	Japan

Sawai Pharmaceutical Company Limited (a Japanese generic company) (Sawai) filed an invalidation action against the Lyrica pain use patent in the Japanese Patent Office (JPO) in January 2017. Nissin Pharmaceutical Company Limited (Nissin) and Sandoz intervened and their arguments were considered with those of Sawai. Hexal AG has filed a separate invalidation action that has been stayed pending the result of the Sawai/Nissin case. Nippon Chemiphar and Teva have also subsequently been allowed to intervene in the case. In February 2019, the JPO issued an interim decision indicating the granted claims were potentially invalid. In July 2019, we submitted proposed claim amendments to the JPO to overcome the issues raised by the interim decision, as well as additional arguments supporting the validity of the patent. In November 2019, we received the third-party challengers’ rebuttal briefs and on February 13, 2020 we submitted our final reply brief to the JPO.

•	United Kingdom

In June 2014, Mylan N.V. (Mylan) filed an invalidity action against the Lyrica pain use patent in the High Court. In September 2014, Actavis UK Ltd (Actavis) also filed an invalidity action in the same court. In December 2014, we filed in the High Court an infringement action against Actavis requesting preliminary relief. Our request for preliminary relief was denied in a January 2015 hearing and the denial subsequently was confirmed on appeal.

In February 2015, the National Health Service (NHS) England was ordered by the High Court, as an intermediary, to issue guidance for prescribers and pharmacists directing the prescription and dispensing of Lyrica by brand when pregabalin was prescribed for the treatment of neuropathic pain. NHS Wales and NHS Northern Ireland also issued prescribing guidance. The guidance to prescribe and dispense Lyrica for neuropathic pain was withdrawn upon patent expiration in July 2017. The Mylan and Actavis invalidity actions were heard in the High Court at the same time as the Actavis infringement action. In September 2015, the High Court ruled that (i) Actavis had not infringed the pregabalin pain patent; (ii) certain patent claims directed generally to pain and neuropathic pain were not valid; and (iii) other patent claims for other types of neuropathic pain were valid. All parties appealed.

In October 2016, the Court of Appeal dismissed all appeals and affirmed the High Court’s decision. In March 2017, the Supreme Court of the United Kingdom granted Pfizer leave to appeal the Court of Appeal’s decision, and subsequently granted the generic companies leave to appeal as well. In November 2018, the Supreme Court issued its decision finding all claims relevant to the neuropathic pain indications were invalid.

We also filed infringement actions against Teva Pharmaceuticals Industries Ltd. (Teva) and Dr. Reddy’s Laboratories Ltd. (Dr. Reddy’s) in February 2015, seeking the same relief as in the action against Actavis. Dr. Reddy’s filed invalidity counterclaims. These actions were stayed pending the outcome of the Actavis and Mylan cases.

In October 2015, after Sandoz launched a full label generic pregabalin product, we obtained from the High Court a preliminary injunction enjoining Sandoz from further sales of the product and ordering them to provide the identity of the parties holding the Sandoz product. After Sandoz advised that the parties were wholesaler AAH Pharmaceuticals Ltd and pharmacy chain Lloyds Pharmacy (supplied by AAH), we noticed these parties, requesting the cessation of further sales and the withdrawal of the Sandoz generic pregabalin product. In October 2015, after Lloyds was added to the Sandoz action as a respondent, we obtained a preliminary order from the High Court pursuant to which Lloyds was required to advise its pharmacists that the Sandoz generic pregabalin product should not be dispensed. In November 2015, the High Court confirmed the preliminary injunction against Sandoz and Lloyds. Upon agreement of the parties, in December 2015, the proceedings against Lloyds were terminated, and the proceedings against Sandoz were stayed pending outcome in the Actavis and Mylan cases. In December 2016, Sandoz sought to withdraw the preliminary injunction, however, in December 2016, the London High Court denied Sandoz’s request and the preliminary injunction remained in place until patent expiration in July 2017.

A2. Legal Proceedings—Product Litigation

Like other pharmaceutical companies, we are defendants in numerous cases, including but not limited to those discussed below, related to our products. Plaintiffs in these cases seek damages and other relief on various grounds for alleged personal injury and economic loss.

NOTES TO COMBINED FINANCIAL STATEMENTS

Effexor

Beginning in May 2011, actions, including purported class actions, were filed in various federal courts against Wyeth (a subsidiary of Pfizer) and, in certain of the actions, affiliates of Wyeth and certain other defendants relating to Effexor XR, which is the extended-release formulation of Effexor. The plaintiffs in each of the class actions seek to represent a class consisting of all persons in the U.S. and its territories who directly purchased, indirectly purchased or reimbursed patients for the purchase of Effexor XR or generic Effexor XR from any of the defendants from June 14, 2008 until the time the defendants’ allegedly unlawful conduct ceased. The plaintiffs in all of the actions allege delay in the launch of generic Effexor XR in the U.S. and its territories, in violation of federal antitrust laws and, in certain of the actions, the antitrust, consumer protection and various other laws of certain states, as the result of Wyeth fraudulently obtaining and improperly listing certain patents for Effexor XR in the Orange Book, enforcing certain patents for Effexor XR and entering into a litigation settlement agreement with a generic drug manufacturer with respect to Effexor XR. Each of the plaintiffs seeks treble damages (for itself in the individual actions or on behalf of the putative class in the purported class actions) for alleged price overcharges for Effexor XR or generic Effexor XR in the U.S. and its territories since June 14, 2008. All of these actions have been consolidated in the U.S. District Court for the District of New Jersey.

In October 2014, the District Court dismissed the direct purchaser plaintiffs’ claims based on the litigation settlement agreement, but declined to dismiss the other direct purchaser plaintiff claims. In January 2015, the District Court entered partial final judgments as to all settlement agreement claims, including those asserted by direct purchasers and end-payer plaintiffs, which plaintiffs appealed to the U.S. Court of Appeals for the Third Circuit. In August 2017, the U.S. Court of Appeals for the Third Circuit reversed the District Court’s decisions and remanded the claims to the District Court.

Lipitor

•	Antitrust Actions

Beginning in November 2011, purported class actions relating to Lipitor were filed in various federal courts against, among others, Pfizer, certain affiliates of Pfizer, and, in most of the actions, Ranbaxy, Inc. (Ranbaxy) and certain affiliates of Ranbaxy. The plaintiffs in these various actions seek to represent nationwide, multi-state or statewide classes consisting of persons or entities who directly purchased, indirectly purchased or reimbursed patients for the purchase of Lipitor (or, in certain of the actions, generic Lipitor) from any of the defendants from March 2010 until the cessation of the defendants’ allegedly unlawful conduct (the Class Period). The plaintiffs allege delay in the launch of generic Lipitor, in violation of federal antitrust laws and/or state antitrust, consumer protection and various other laws, resulting from (i) the 2008 agreement pursuant to which Pfizer and Ranbaxy settled certain patent litigation involving Lipitor, and Pfizer granted Ranbaxy a license to sell a generic version of Lipitor in various markets beginning on varying dates, and (ii) in certain of the actions, the procurement and/or enforcement of certain patents for Lipitor. Each of the actions seeks, among other things, treble damages on behalf of the putative class for alleged price overcharges for Lipitor (or, in certain of the actions, generic Lipitor) during the Class Period. In addition, individual actions have been filed against Pfizer, Ranbaxy and certain of their affiliates, among others, that assert claims and seek relief for the plaintiffs that are substantially similar to the claims asserted and the relief sought in the purported class actions described above. These various actions have been consolidated for pre-trial proceedings in a Multi-District Litigation (In re Lipitor Antitrust Litigation MDL-2332) in the U.S. District Court for the District of New Jersey.

In September 2013 and 2014, the District Court dismissed with prejudice the claims by direct purchasers. In October and November 2014, the District Court dismissed with prejudice the claims of all other Multi-District Litigation plaintiffs. All plaintiffs have appealed the District Court’s orders dismissing their claims with prejudice to the U.S. Court of Appeals for the Third Circuit. In addition, the direct purchaser class plaintiffs appealed the order denying their motion to amend the judgment and for leave to amend their complaint to the U.S. Court of Appeals for the Third Circuit. In August 2017, the U.S. Court of Appeals for the Third Circuit reversed the District Court’s decisions and remanded the claims to the District Court.

Also, in January 2013, the State of West Virginia filed an action in West Virginia state court against Pfizer and Ranbaxy, among others, that asserts claims and seeks relief on behalf of the State of West Virginia and residents of that state that are substantially similar to the claims asserted and the relief sought in the purported class actions described above.

•	Personal Injury Actions

A number of individual and multi-plaintiff lawsuits have been filed against us in various federal and state courts alleging that the plaintiffs developed type 2 diabetes purportedly as a result of the ingestion of Lipitor. Plaintiffs seek compensatory and punitive damages.

In February 2014, the federal actions were transferred for consolidated pre-trial proceedings to a Multi-District Litigation (In re Lipitor (Atorvastatin Calcium) Marketing, Sales Practices and Products Liability Litigation (No. II) MDL-2502) in the U.S. District Court for the District of South Carolina. Since 2016, certain cases in the Multi-District Litigation were

NOTES TO COMBINED FINANCIAL STATEMENTS

remanded to certain state courts. In January 2017, the District Court granted our motion for summary judgment, dismissing substantially all of the remaining cases pending in the Multi-District Litigation. In January 2017, the plaintiffs appealed the District Court’s decision to the U.S. Court of Appeals for the Fourth Circuit. In June 2018, the U.S. Court of Appeals for the Fourth Circuit affirmed the District Court’s decision.

Viagra

Since April 2016, a Multi-District Litigation has been pending in the U.S. District Court for the Northern District of California (In Re: Viagra (Sildenafil Citrate) Products Liability Litigation, MDL-2691), in which plaintiffs allege that they developed melanoma and/or the exacerbation of melanoma purportedly as a result of the ingestion of Viagra. Additional cases filed against Eli Lilly and Company (Lilly) with respect to Cialis have also been consolidated in the Multi-District Litigation (In re: Viagra (Sildenafil Citrate) and Cialis (Tadalafil) Products Liability Litigation, MDL-2691). In January 2020, the District Court granted our and Lilly’s motion to exclude all of plaintiffs’ general causation opinions.

A3. Legal Proceedings—Commercial and Other Matters

Contracts with Iraqi Ministry of Health

In October 2017, a number of United States service members, civilians, and their families brought a complaint in the U.S. District Court for the District of Columbia against a number of pharmaceutical and medical devices companies, including Pfizer and certain of its subsidiaries, alleging that the defendants violated the United States Anti-Terrorism Act. The complaint alleges that the defendants provided funding for terrorist organizations through their sales practices pursuant to pharmaceutical and medical device contracts with the Iraqi Ministry of Health, and seeks monetary relief. In July 2018, the U.S. Department of Justice requested documents related to this matter, which are being provided.

A4. Legal Proceedings—Government Investigations

Like other pharmaceutical companies, we are subject to extensive regulation by government agencies in the U.S., other developed markets and multiple emerging markets in which we operate. As a result, we have interactions with government agencies on an ongoing basis. Criminal charges, substantial fines and/or civil penalties, limitations on our ability to conduct business in applicable jurisdictions, corporate integrity or deferred prosecution agreements, as well as reputational harm and increased public interest in the matter could result from government investigations. In addition, in a qui tam lawsuit in which the government declines to intervene, the relator may still pursue a suit for the recovery of civil damages and penalties on behalf of the government. Among the investigations by government agencies are the matters discussed below.

Phenytoin Sodium Capsules

In 2012, Pfizer sold the U.K. Marketing Authorisation for phenytoin sodium capsules to a third party, but retained the right to supply the finished product to that third party. In May 2013, the U.K. Competition & Markets Authority (CMA) informed us that it had launched an investigation into the supply of phenytoin sodium capsules in the U.K. market. In August 2015, the CMA issued a Statement of Objections alleging that Pfizer and Pfizer Limited, a U.K. subsidiary, engaged in conduct that violates U.K. and EU antitrust laws. In December 2016, the CMA imposed a £84.2 million fine on Pfizer and Pfizer Limited. Pfizer appealed the CMA decision to The Competition Appeal Tribunal (the Tribunal) in February 2017. On June 7, 2018, the Tribunal overturned the CMA decision as well as the associated fine. The CMA appealed the judgment to the Court of Appeal. In March 2020, the Court of Appeal affirmed the Tribunal’s decision.

Greenstone Investigations

•	U.S. Department of Justice Antitrust Division Investigation

Since July 2017, the U.S. Department of Justice’s Antitrust Division has been investigating our Greenstone generics business. We believe this is related to an ongoing broader antitrust investigation of the generic pharmaceutical industry. The government has been obtaining information from Greenstone.

•	State Attorneys General Generics Antitrust Litigation

In April 2018, Greenstone received requests for information from the Antitrust Department of the Connecticut Office of the Attorney General. In May 2019, Attorneys General of more than 40 states plus the District of Columbia and Puerto Rico filed a complaint against a number of pharmaceutical companies, including Greenstone and Pfizer. The matter has been consolidated with a Multi-District Litigation (In re: Generic Pharmaceuticals Pricing Antitrust Litigation MDL No. 2724) in the Eastern District of Pennsylvania. As to Greenstone and Pfizer, the complaint alleges anticompetitive conduct in violation of federal and state antitrust laws and state consumer protection laws.

Contracts with Iraqi Ministry of Health

For information regarding U.S. government investigations related to contracts with the Iraqi Ministry of Health, see Note 17A3.

NOTES TO COMBINED FINANCIAL STATEMENTS

B. Guarantees and Indemnifications

In the ordinary course of business and in connection with the sale of assets and businesses, we often indemnify our counterparties against certain liabilities that may arise in connection with the transaction or related to activities prior to the transaction. These indemnifications typically pertain to environmental, tax, employee and/or product-related matters and patent-infringement claims. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, we would be required to reimburse the loss. These indemnifications are generally subject to threshold amounts, specified claim periods and other restrictions and limitations. Historically, we have not paid significant amounts under these provisions and, as of December 31, 2019, recorded amounts for the estimated fair value of these indemnifications are not significant.

C. Commitments

•

As of December 31, 2019, we have agreements totaling $69 million to purchase goods and services that are enforceable and legally binding and include amounts primarily relating to a utilities contract at the Vega Baja manufacturing site in Puerto Rico and advertising commitments.

•

As of December 31, 2019, in connection with the TCJA, we have an estimated $4.3 billion repatriation tax liability on accumulated post-1986 earnings of foreign subsidiaries for which we elected, with the filing of our 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026. With respect to the aforementioned repatriation tax liability, it is reported in Income taxes payable (approximately $320 million due in April 2020) and the remaining liability is reported in noncurrent Other taxes payable in our combined balance sheet as of December 31, 2019. The first installment of $320 million was paid in April 2019. Our obligations may vary as a result of changes in our uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards. See Note 7A for additional information.

Note 18. Segment, Geographic and Revenue Information

A. Segment Information

We manage our commercial operations through three distinct business segments: Developed Markets; Greater China; and Emerging Markets. The operating segments are each led by a single manager. Each operating segment has responsibility for its commercial activities.

We regularly review our segments and the approach used by management to evaluate performance and allocate resources.

Operating Segments

•	Developed Markets consists of the U.S., Canada, Europe (including Eastern Europe), Russia and other former Soviet Union countries, Turkey, Israel, Japan, South Korea, Australia, and New Zealand.

•	Greater China consists of China, Hong Kong, Macau and Taiwan.

•	Emerging Markets consists of Asia (excluding Greater China, Japan and South Korea), Latin America, Africa, and the Middle East.

Our chief operating decision maker uses the revenues and earnings of the three operating segments, among other factors, for performance evaluation and resource allocation.

Other Costs and Business Activities

Certain costs are not allocated to our operating segment results, such as costs, if any, associated with the following:

•	RDM costs managed by the Upjohn R&D organization as well as costs managed by Pfizer’s R&D organization, primarily for safety and regulatory related activities.

•

Corporate and other unallocated costs associated with platform functions (such as worldwide technology, global real estate operations, legal, finance, human resources, worldwide public affairs, compliance, and worldwide procurement), patient advocacy activities and certain compensation and other corporate costs (such as interest income and expense, and gains and losses on investments, as well as overhead expenses associated with our manufacturing, which include manufacturing variances associated with production) and commercial operations that are not directly assessed to an operating segment (such as all strategy, business development, portfolio management and valuation capabilities, which previously had been reported in various parts of the organization) as business unit (segment) management does not manage these costs.

•

Certain transactions and events such as (i) purchase accounting adjustments, where we incur expenses associated with the amortization of fair value adjustments to inventory, intangible assets and property, plant and equipment; (ii) acquisition- related costs, where we incur costs for executing the transaction, integrating the acquired operations and restructuring the

NOTES TO COMBINED FINANCIAL STATEMENTS

combined company; and (iii) certain significant items, which are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges) that are evaluated on an individual basis by management and that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis. Such items can include, but are not limited to, non-acquisition-related restructuring costs, as well as costs incurred for legal settlements, asset impairments and disposals of assets or businesses, including, as applicable, any associated transition activities.

Segment Assets

We manage our assets on a total company basis, not by operating segment. Therefore, our chief operating decision maker does not regularly review any asset information by operating segment and, accordingly, we do not report asset information by operating segment. Total assets were approximately $16.4 billion as of December 31, 2019 and $17.0 billion as of December 31, 2018.

Selected Income Statement Information

The following table provides selected income statement information by reportable segment:

	Revenues			Earnings(a)			Depreciation and Amortization(b)
	Year Ended December 31,			Year Ended December 31,			Year Ended December 31,
(millions of dollars)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Reportable Segments:
Developed Markets	$6,748	$8,848	$10,203	$4,802	$6,399	$7,515	$79	$79	$90
Greater China	2,430	2,396	1,950	1,760	1,728	1,435	9	10	11
Emerging Markets	1,065	1,186	1,207	678	742	744	16	20	22

Total reportable segments	10,244	12,431	13,359	7,240	8,868	9,693	104	110	123
Other business activities(c)	—	—	—	(249)	(268)	(308)	—	1	1
Reconciling Items:
Corporate and other unallocated(d)	—	—	—	(1,066)	(1,206)	(1,196)	56	71	66
Purchase accounting adjustments(d)	—	—	—	(145)	(151)	(159)	149	158	168
Certain significant items(d), (e)	—	—	—	(449)	(188)	(195)	1	13	17

	$10,244	$12,431	$13,359	$ 5,331	$ 7,056	$ 7,835	$311	$353	$375

(a)	Income before provision/(benefit) for taxes on income.
(b)

Certain production facilities are shared. Depreciation is allocated based on estimates of physical production. Amounts here relate solely to the depreciation and amortization associated with ongoing operations.

(c)

Other business activities include the (i) allocation of costs managed by the Upjohn RDM organization, primarily for existing brand innovation; and (ii) allocation of costs managed by Pfizer’s R&D organization, primarily for safety and regulatory related activities.

(d)	For a description, see the “Other Costs and Business Activities” section above.
(e)

Certain significant items are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges) that, either as a result of their nature or size, would not be expected to occur as part of our normal business on a regular basis.

For Earnings in 2019, certain significant items include: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $185 million (of which $140 million is direct)–see Note 5; and (ii) other charges of $263 million, which primarily includes net charges for certain legal matters of $252 million–see Note 6 and an upfront license fee payment of $4.5 million to Genzum, which was recorded in Research and development expenses–see Note 4.

For Earnings in 2018, certain significant items includes: (i) restructuring charges and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $89 million (of which $16 million income is direct)–see Note 5; and (ii) other charges of $99 million, which primarily includes net charges for certain legal matters of $73 million–see Note 6, a $30 million charge in Selling, informational and administrative expenses for a special one-time bonus paid to virtually all colleagues excluding executives, which was one of several actions taken by Pfizer after evaluating the expected positive net impact of the December 2017 enactment of the legislation commonly referred to as the TCJA; and $13 million income in connection with the 2017 hurricanes in Puerto Rico.

For Earnings in 2017, certain significant items includes: (i) restructuring credits and implementation costs associated with our cost-reduction/productivity initiatives that are not associated with an acquisition of $21 million income (of which $81 million income is direct)–see Note 5; and (ii) other charges of $217 million, which primarily includes net charges for certain legal matters of $128 million–see Note 6 and charges for inventory losses and costs incurred in connection with the 2017 hurricanes in Puerto Rico of $102 million.

The operating segment information does not purport to represent the revenues, costs and income before provision for taxes on income that each of our operating segments would have recorded had each segment operated as a standalone company during the periods presented.

NOTES TO COMBINED FINANCIAL STATEMENTS

B. Geographic Information

Revenues exceeded $200 million in each of four countries outside the U.S. in 2019, 2018 and 2017. The U.S. (including Puerto Rico), China and Japan were the only countries to contribute more than 10% of total revenues in each year. U.S. revenues were $3.3 billion in 2019, $5.1 billion in 2018 and $6.1 billion in 2017. China revenues were $2.2 billion in 2019 and 2018 and $1.7 billion in 2017. Japan revenues were $1.6 billion in 2019, 2018 and 2017.

The following table provides long-lived assets by country:

	As of December 31,
(millions of dollars)	2019	2018
Property, plant and equipment, less accumulated depreciation:
United States (including Puerto Rico)	$385	$397
Singapore	326	342
China	177	134
Rest of world	111	79

Property, plant and equipment, less accumulated depreciation	$999	$952

C. Other Revenue Information

Significant Customers

We sell our products to physicians, patients, pharmacists and retail channels, insurers, government agencies and other healthcare providers. In 2019, sales to our three largest U.S. wholesaler customers represented approximately 13%, 10% and 7% of total revenues, respectively. In 2018, sales to our three largest U.S. wholesaler customers represented approximately 17%, 13% and 9% of total revenues, respectively. In 2017, sales to our three largest U.S. wholesaler customers represented approximately 19%, 13% and 10% of total revenues, respectively. For all years presented, these sales and related trade accounts receivable were concentrated in the Developed Markets segment.

Revenues by Major Product and by Segment

The following table provides significant revenues by major product:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Lyrica	$3,330	$4,975	$5,077
Lipitor	1,972	2,029	1,851
Norvasc	953	1,023	932
Celebrex	724	670	775
Viagra	526	659	1,204
Effexor	334	316	297
Zoloft	294	301	291
Xalatan/Xalacom	281	316	335
Xanax	197	198	225
Revatio	136	214	252
Greenstone(a)	538	626	833
Other	958	1,103	1,287

Total revenues	$10,244	$12,431	$13,359

(a)

Includes revenues of approximately $174 million in 2019, $159 million in 2018 and $167 million in 2017 associated with the sale of generic medicines under a three-year license agreement entered into with Allergan in March 2016. In October 2018, the agreement was extended through December 2021. Under the agreement, on a quarterly basis, we make a profit-sharing payment to Allergan.

NOTES TO COMBINED FINANCIAL STATEMENTS

The following table provides significant revenues by major product by segment:

	Year Ended December 31, 2019
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lyrica	$3,125	$71	$135	$3,330
Lipitor	523	1,227	223	1,972
Norvasc	300	536	116	953
Celebrex	422	177	125	724
Viagra	257	199	69	526
Effexor	255	44	35	334
Zoloft	163	73	58	294
Xalatan/Xalacom	216	15	50	281
Xanax	146	5	46	197
Revatio	122	8	7	136
Greenstone	538	—	—	538
Other	681	76	201	958

Total revenues	$6,748	$2,430	$1,065	$10,244

The following table provides significant revenues by major product by segment:

	Year Ended December 31, 2018
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lyrica	$4,765	$59	$151	$4,975
Lipitor	527	1,255	247	2,029
Norvasc	319	558	146	1,023
Celebrex	375	154	142	670
Viagra	405	178	77	659
Effexor	244	38	33	316
Zoloft	183	62	57	301
Xalatan/Xalacom	248	15	53	316
Xanax	142	4	52	198
Revatio	199	7	8	214
Greenstone	626	—	—	626
Other	815	67	220	1,103

Total revenues	$8,848	$2,396	$1,186	$12,431

The following table provides significant revenues by major product by segment:

	Year Ended December 31, 2017
(millions of dollars)	Developed Markets	Greater China	Emerging Markets	Total
Lyrica	$4,862	$44	$172	$5,077
Lipitor	623	986	242	1,851
Norvasc	352	454	126	932
Celebrex	472	132	170	775
Viagra	969	164	72	1,204
Effexor	229	36	32	297
Zoloft	184	51	57	291
Xalatan/Xalacom	270	9	56	335
Xanax	171	4	50	225
Revatio	235	8	9	252
Greenstone	833	—	—	833
Other	1,005	61	221	1,287

Total revenues	$10,203	$1,950	$1,207	$13,359

NOTES TO COMBINED FINANCIAL STATEMENTS

Note 19. Related Party Transactions

These combined financial statements include related party transactions, such as sales to Pfizer, the costs of goods manufactured in manufacturing plants that were shared with other Pfizer business units and other operating activities between Pfizer and Upjohn.

Substantially all balances from transactions among Upjohn and Pfizer that are expected to be cash-settled, if any, are included, depending on the nature of the balance, in Other current assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities on the combined balance sheets. At December 31, 2019, included in Other current assets are related party receivables from Pfizer of $4 million related to an employee secondment agreement and intercompany lease agreement at our Tuas, Singapore manufacturing site described below. At December 31, 2019, included in Other noncurrent liabilities is a related party payable to Pfizer of $1 million, related to a transfer agreement for certain manufacturing assets. There were no balances from transactions among Upjohn and Pfizer that are expected to be cash-settled as of December 31, 2018. All balances and transactions among Upjohn and Pfizer that are not cash-settled are shown as part of Business unit equity on the combined balance sheets, for all periods presented, and represent the net of amounts settled without payment (to)/from Pfizer. Such amounts are reflected in the combined statements of cash flows based on the cash flows made by Pfizer on behalf of Upjohn, with the offset reflected in Net financing activities with Pfizer in the financing section.

Pfizer uses a centralized approach to cash management and financing its operations. During the periods covered by these combined financial statements, excess cash receipts were remitted to Pfizer on a regular basis and are reflected within Business unit equity in the combined financial statements. Similarly, Upjohn cash disbursements were predominantly funded through Pfizer’s cash accounts and are reflected within Business unit equity in the combined financial statements.

Historically, Pfizer has provided significant corporate, manufacturing and shared services functions and resources to us. Our combined financial statements reflect an allocation of these costs (see Note 2). Management believes that these allocations are a reasonable reflection of the services received. However, these allocations may not reflect the expenses that would have been incurred if we had operated as an independent standalone company during the periods presented.

Pfizer and the new company to be formed by the planned combination of the Upjohn Business and Mylan (see Note 1) will enter into certain additional agreements that will govern certain arrangements between them following the consummation of the transaction relating to, among other things, tax matters, employee matters, intellectual property matters, transition services and manufacturing and supply arrangements. Such agreements are generally expected to become effective upon the consummation of the planned combination of Upjohn and Mylan.

Intercompany Leases with Pfizer—Effective May 27, 2019, Upjohn entered into operating leases with a subsidiary of Pfizer (lessee) to lease its manufacturing plant and equipment in Singapore to Pfizer (for information about the leased assets, see Note 11). The leases are for five years but the lessee may terminate or extend the term upon agreement without penalty. The lease payment includes variable payments for property tax and plant insurance. The residual value of the underlying assets was calculated using the depreciation and book value included in the lease contract terms. To manage the risk of the residual assets, plant insurance is included in the lease payments.

We had the following lease income related to these operating leases with Pfizer, which is included in Other (income)/ deductions—net (see Note 6):

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Buildings	$7	$—	$—
Machinery and equipment	17	—	—

Total lease income from Pfizer	$24	$—	$—

NOTES TO COMBINED FINANCIAL STATEMENTS

The undiscounted cash flows we expect to receive from Pfizer under these operating leases are as follows:

(millions of dollars)
Period	Expected Undiscounted Cash Inflows
Next one year(a)	$45
1-2 years	45
2-3 years	45
3-4 years	45
4-5 years	23

Total lease payments	$203

(a)	Reflects lease payments due within 12 months subsequent to the December 31, 2019 balance sheet date.

Also, in connection with the property and equipment lease agreements in Singapore, Pfizer and Upjohn entered into an employee secondment agreement whereby certain Upjohn employees carry out the Pfizer manufacturing operations at the leased site and in return Pfizer reimburses Upjohn for the costs, primarily salaries, of those employees. The service agreement is for a term of five years but, subject to the terms of the agreement, can be terminated or extended upon agreement without penalty. Included in Other current assets as of December 31, 2019 is a receivable of $4 million due from Pfizer associated with the service and lease agreements (see Note 13A).

Net Transfers—Pfizer—Net transfers (to)/from Pfizer are included within Total Equity.

The components of Net transfers—Pfizer on the combined statements of equity are as follows:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Centralized cash management(a)	$(6,479)	$(8,622)	$(10,325)
Pfizer cost allocations(b)	1,015	1,796	1,850
Cash taxes paid(c)	1,076	1,252	1,216
Defined benefit plans transferred from Pfizer(d)	(32)	—	—
Cumulative effect of adopting new accounting standards(e)	—	(3)	—

Net transfers—Pfizer(f)	$(4,421)	$(5,576)	$(7,259)

(a)

Includes net cash remitted to Pfizer under Pfizer’s centralized cash management system. The Upjohn Business participates in Pfizer’s centralized cash management system and generally all excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are predominantly funded as needed by Pfizer.

(b)	Reflects allocations of costs for certain support functions that were provided to Upjohn on a centralized basis within Pfizer (see Note 2).
(c)

Includes taxes deemed paid by Pfizer on behalf of Upjohn, which were derived as if Upjohn filed a tax return separate from Pfizer in the various jurisdictions where it does business. Included in 2019 and 2018 are taxes associated with the repatriation tax liability on accumulated post-1986 foreign earnings (see Note 7A).

(d)	For 2019, represents newly formed Upjohn defined benefit plans for participants who previously participated in defined benefit plans sponsored by Pfizer (see Note 15).
(e)

For 2018, includes the cumulative effect of the adoption of the new accounting standards at the beginning of 2018 for revenues (an increase of $55 million after tax) and for income tax accounting (a decrease of $58 million).

(f)	As presented on the combined statements of equity for the years ended December 31, 2019, 2018 and 2017.

Note 20. Subsequent Events

On January 23, 2020, Upjohn China entered into a definitive agreement to acquire Shanghai Minghui Pharmaceutical Co., Ltd. (Minghui) from Shanghai Pharmaceutical Co., Ltd., which is a state-owned enterprise in China. After the completion of a listing and bidding process, Upjohn agreed to acquire Minghui for 40 million renminbi (RMB) (approximately $6 million). Through this acquisition, Upjohn expects to acquire a Drug Distribution License in China and a Good Supply Practices certification in China. As of February 3, 2020, we remitted the purchase price of RMB 40 million (approximately $6 million) to SUAEE, the institution managing the listing and bidding process. The payments will not be released by SUAEE to the seller until the conditions precedent to the closing of the transaction have been met. The transaction is expected to close in April 2020. The acquisition of Minghui is expected to be accounted for by Upjohn as the acquisition of a group of assets rather than the acquisition of a business.

Upjohn has evaluated subsequent events from the balance sheet date through March 20, 2020, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Introduction

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided to assist readers in understanding the results of the operations, financial condition and cash flows of the Upjohn Business, a business unit of Pfizer Inc. (“Pfizer”). For information about the Upjohn Business, see the section “––Overview of the Upjohn Business, Performance and Operating Environment––The Upjohn Business” included in this MD&A. This MD&A should be read in conjunction with the Upjohn Business’s combined financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 and notes thereto, which are furnished as Exhibit 99.1 to Upjohn Inc.’s Current Report on Form 8-K, dated May 29, 2020 (“Combined Financial Statements” or “Notes to Combined Financial Statements”). The discussion in this MD&A contains a description of the historical performance for the Upjohn Business for periods in which it operated as a business unit of Pfizer. Future results could differ materially from historical performance as a result of various factors such as those discussed in the sections entitled “––Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer” and “––Forward-Looking Information and Factors That May Affect Future Results” included elsewhere in this MD&A.

The Pending Combination of the Upjohn Business and Mylan

Upjohn Inc. (“Newco”) is a recently formed corporation, organized in the State of Delaware on February 14, 2019, and is currently a wholly-owned subsidiary of Pfizer with no operating assets and liabilities and no operations to date. On July 29, 2019, Pfizer, Upjohn Inc. and Mylan N.V. (“Mylan”) and certain of their affiliates entered into a series of agreements (the “RMT Agreements”) to combine the Upjohn Business with Mylan in an all-stock Reverse Morris Trust transaction, creating a new global pharmaceutical company (collectively, the “RMT Transactions”). Under the terms of the agreements, the Upjohn Business will be spun-off or split-off to Pfizer’s stockholders and, immediately thereafter, combined with Mylan. Pfizer stockholders would own 57% of the combined company and former Mylan shareholders would own 43% of the combined company on a fully diluted basis.

Pursuant to the RMT Agreements, Pfizer will contribute the Upjohn Business to Newco and distribute its ownership interest in Newco to Pfizer stockholders via either a spin-off or a split-off (the “Distribution”). Newco will issue $12 billion of debt in connection with its separation from Pfizer, and Newco will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco (the “Cash Distribution”). Immediately thereafter, Newco and Mylan will engage in a strategic combination transaction in which Mylan shareholders will receive shares of Newco common stock (the “Combination”). The RMT Transactions are generally expected to be tax free to Pfizer and Pfizer stockholders. The RMT Transactions are expected to close in the second half of 2020, subject to approval by Mylan shareholders and satisfaction of other customary closing conditions, including receipt of regulatory approvals. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.”

Pfizer, the Upjohn Business and Mylan are in the process of negotiating the terms on which Pfizer would transfer its Meridian Medical Technologies business (“Meridian”), the manufacturer of EpiPen® and other auto-injector products, and/or certain Pfizer assets that currently form part of a pre-existing strategic collaboration between Pfizer and Mylan for generic drugs in Japan (“Mylan-Japan collaboration”) to Viatris following the completion of the proposed combination of the Upjohn Business and Mylan. There can be no assurance that any agreement or transaction will result from these negotiations and if the parties are unsuccessful in their efforts to negotiate the terms of such potential transactions, Meridian and/or the Pfizer assets that currently form part of the Mylan-Japan collaboration will remain with Pfizer. The Upjohn Business’s results of operations, financial condition and cash flows presented in this MD&A and in the Upjohn Business’s Combined Financial Statements and notes thereto do not include the results of operations, assets and liabilities or cash flows of Meridian and the Mylan-Japan collaboration.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

The MD&A is organized as follows:
• Overview of the Upjohn Business, Performance and Operating Environment	Beginning on page 3
This section provides a general description of the Upjohn Business, its performance and operating environment.
• Factors Affecting the Upjohn Business Performance	Beginning on page 4
This section provides information regarding certain factors that may affect the financial performance of the Upjohn Business.
• Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions	Beginning on page 10

This section discusses those accounting policies and estimates that the Upjohn Business considers important in understanding its Combined Financial Statements. For additional discussion of the accounting policies of the Upjohn Business, see Notes to Combined Financial Statements—Note 3. Significant Accounting Policies.

• Components of Revenues and Costs and Expenses	Beginning on page 15
This section provides an explanation of the components of the Upjohn Business’s combined statements of income.
• Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer	Beginning on page 15
This section provides information about the limitations of the predictive value of the Combined Financial Statements.
• Analysis of the Combined Statements of Income	Beginning on page 16
This section consists of the following for all periods presented:
• Revenues	Beginning on page 17

This section provides an analysis of the Upjohn Business’s revenues in total, by segment and geography, and provides an overview of revenue deductions, significant product revenues and several selected products.

• Product Developments	Beginning on page 23
This section provides information about important product developments.
• Costs and Expenses	Beginning on page 23
This section provides a discussion about the drivers of the Upjohn Business’s costs and expenses.
• Provision/(Benefit) for Taxes on Income	Beginning on page 26
This section provides a discussion of items impacting the Upjohn Business’s effective tax rates.
• Non-GAAP Financial Measure (“Adjusted Income”)	Beginning on page 27
This section provides a discussion of an alternative view of performance used by management.
• Analysis of Operating Segment Information	Beginning on page 31
This section provides a discussion of the performance of each operating segment.
• Analysis of the Combined Statements of Comprehensive Income	Beginning on page 36
This section provides an analysis of the components of comprehensive income for all periods presented.
• Analysis of the Combined Balance Sheets	Beginning on page 36
This section provides a discussion of changes in certain balance sheet accounts for all balance sheets presented.
• Analysis of the Combined Statements of Cash Flows	Beginning on page 37
This section provides an analysis of the drivers of the Upjohn Business’s operating, investing and financing cash flows for all periods presented.
• Analysis of Financial Condition, Liquidity and Capital Resources	Beginning on page 39
This section provides an analysis of the Upjohn Business’s ability to meet its short-term and long-term financing needs.
• New Accounting Standards	Beginning on page 41
This section discusses accounting standards that the Upjohn Business has recently adopted, as well as those that recently have been issued, but not yet adopted.
• Contingencies	Beginning on page 42
This section discusses contingencies related to legal and tax matters.
• Forward-Looking Information and Factors That May Affect Future Results	Beginning on page 42
This section provides a description of the risks and uncertainties that could cause actual results to differ materially from those discussed in forward-looking statements presented in this MD&A.
• Financial Risk Management	Beginning on page 44
This section discusses financial risk management, specifically with respect to foreign currency risk and interest rate risk.

Certain amounts in the MD&A may not add due to rounding. All percentages have been calculated using unrounded amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Overview of the Upjohn Business, Performance and Operating Environment

Financial Highlights

•

Revenues in 2019 were $10.2 billion, a decrease of 18% compared to $12.4 billion in 2018, which reflects an operational decrease of $1.9 billion, or 16%, and the unfavorable impact of foreign exchange of $249 million, or 2%.

•	Net income in 2019 was $4.9 billion, compared to $6.1 billion in 2018.

•	Net cash flows from operations in 2019 were $4.7 billion, compared to $5.7 billion in 2018.

The financial results of the Upjohn Business in 2019 reflect the impact of the loss of exclusivity of Lyrica in the U.S. and various other products. See the “—Factors Affecting the Upjohn Business Performance—Industry Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section below for more information.

See the “—Analysis of the Combined Statements of Income—Revenues—Overview” section below for more information, including a discussion of key drivers of revenue performance.

In addition to the lower revenues, see the “—Analysis of the Combined Statements of Income––Costs and Expenses and—Provision/(Benefit) for Taxes on Income” sections below for a discussion of key drivers of earnings performance.

The Upjohn Business

The Upjohn Business is a business unit of Pfizer and a global pharmaceutical company with a portfolio of well-established primarily off-patent branded and generic medicines, headquartered in China. Its pharmaceutical products are used to treat non-communicable diseases (“NCDs”). It commercializes, manufactures and develops pharmaceutical products across a broad array of therapeutic areas, including cardiovascular, pain and neurology, psychiatry, urology and ophthalmology. The Upjohn Business’s revenues are derived from the sale of its pharmaceutical products in approximately 120 countries around the world. As a business unit of Pfizer, the Upjohn Business has a portfolio of 20 globally recognized brands including Lipitor, Lyrica, Norvasc, Celebrex and Viagra, as well as a U.S.-based generics platform, Greenstone.

The Upjohn Business and the pharmaceutical industry in general are characterized by meaningful differences in customer needs across different regions. As a result of these differences, among other things, the Upjohn Business manages its commercial operations through three geographic regions: Developed Markets, Greater China and Emerging Markets. For additional information about this operating structure, see Notes to Combined Financial Statements––Note 18A. Segment, Geographic and Revenue Information: Segment Information.

The Upjohn Business directly markets its portfolio of 20 globally recognized brands, including Lipitor, Lyrica, Norvasc, Celebrex and Viagra, to physicians, patients, pharmacists, insurers, government agencies and other healthcare providers located across the world. It has approximately 7,900 sales and marketing personnel across its geographic segments. Markets where it directly promotes its products represented over 90% of its sales in 2019. It also works with commercial partners, including Pfizer, to reach markets where it does not have a direct commercial presence.

In addition to its sales and marketing teams, the Upjohn Business has a team of medical affairs professionals who work to identify unmet needs of patients and healthcare professionals, forge partnerships with experts and other key stakeholders and conduct medical education activities. The Upjohn Business’s extensive experience generating clinical and real-world evidence supports appropriate use of its products and cultivates new insight into patient needs, including through partnerships with healthcare stakeholders. The Upjohn Business’s medical affairs professionals are deployed around the world to communicate this clinical and real-world evidence through these key partnerships and other forums to educate about NCDs, increase awareness of the Upjohn Business’s medicines and improve diagnosis and treatment rates. The Upjohn Business also uses its vast real-world database to identify, develop and launch new product indications, formulations and enhancements to further meet patient needs. The Upjohn Business’s global regulatory affairs and safety organization facilitates its product launches and regulatory, compliance and safety monitoring activities.

The Upjohn Business has eight manufacturing facilities around the world producing active pharmaceutical ingredients and finished dosage forms. In 2019, the Upjohn Business manufactured about 85% of the volume of active pharmaceutical ingredients for its pharmaceutical products with the remainder of its active pharmaceutical ingredients manufactured by Pfizer or third-party partners.

The pharmaceutical industry is highly competitive and highly regulated, including within the U.S. and China markets. As a result, the Upjohn Business faces a number of industry-specific factors and challenges, which can significantly impact its results and trends. These factors include, among others: the regulatory environment and pricing and access pressures, the loss or expiration of intellectual property rights, competition and the ability to expand its product portfolio. The

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Upjohn Business also faces challenges as a result of the global economic environment. For additional information about these and other factors and challenges, see the “––Factors Affecting the Upjohn Business Performance,” and the “–– Forward Looking Information and Factors That May Affect Future Results” sections elsewhere in this MD&A.

The financial information included in the Upjohn Business’s Combined Financial Statements for its subsidiaries operating outside the United States is as of and for the year ended November 30 for each year presented. The Upjohn Business’s fiscal year-end for U.S. subsidiaries is as of and for the year ended December 31 for each year presented.

References to Developed Markets, Greater China and Emerging Markets in this MD&A include:

Developed Markets	U.S., Canada, Europe (including Eastern Europe), Russia and other former Soviet Union countries, Turkey, Israel, Japan, South Korea, Australia, and New Zealand

Greater China	China, Hong Kong, Macau, and Taiwan

Emerging Markets	Asia (excluding Greater China, Japan and South Korea), Latin America, Africa, and the Middle East

References to operational variances in this MD&A pertain to period-over-period growth rates that exclude the impact of foreign exchange. The operational variances are determined by multiplying or dividing, as appropriate, current year U.S. dollar results by the current year average foreign exchange rates and then multiplying or dividing, as appropriate, those amounts by the prior-year average foreign exchange rates. Although exchange rate changes are part of the Upjohn Business, they are not within its control. Exchange rate changes, however, can mask positive or negative trends in the business; therefore, the Upjohn Business believes presenting operational variances provides useful information to evaluate the results of its business.

For information about the Upjohn Business’s business development initiatives, see Notes to Combined Financial Statements––Note 4. Collaborative Arrangements and Note 20. Subsequent Events.

The Pending Combination of the Upjohn Business and Mylan

On July 29, 2019, Pfizer announced it had entered into definitive agreements to combine the Upjohn Business with Mylan in an all-stock Reverse Morris Trust transaction, creating a new global pharmaceutical company. Under the terms of the agreements, the Upjohn Business will be spun-off or split-off to Pfizer’s stockholders and, immediately thereafter, combined with Mylan. Pfizer stockholders would own 57% of the combined company and former Mylan shareholders would own 43% of the combined company on a fully diluted basis. The name of the new company to be formed by the planned combination of the Upjohn Business and Mylan will be “Viatris.” The RMT Transactions are generally expected to be tax free to Pfizer and Pfizer stockholders. The RMT Transactions are expected to close in the second half of 2020, subject to Mylan shareholder approval and other customary closing conditions, including receipt of regulatory approvals. For additional information about the transactions, see the “—Introduction” section above.

Factors Affecting the Upjohn Business Performance

The Global Economic Environment

The Upjohn Business, like other businesses of its size, is exposed to the economic cycle, conditions and events, which impact its operations globally. The Upjohn Business maintains a strong financial position while operating in a complex global environment. Due to its significant operating cash flows, the Upjohn Business continues to believe that it has, and will maintain, the ability to meet its liquidity needs for the foreseeable future. As market conditions change, the Upjohn Business continues to monitor its liquidity position.

Brexit. The Upjohn Business continues to monitor the development of formal changes in the relationship between the United Kingdom (the “U.K.”) and the European Union (the “EU”) caused by the U.K.’s withdrawal from the EU, which is commonly referred to as “Brexit.” Following the General Election in December 2019, the new U.K. parliament approved the negotiated withdrawal agreement and the U.K. withdrew from the EU on January 31, 2020 with status quo arrangements through a transition period scheduled to end on December 31, 2020. During this transition period, the U.K. and EU are negotiating their future trading relationship, which is due to take effect on January 1, 2021. The terms of this future relationship continue to be uncertain, which may pose certain implications to the Upjohn Business’s commercial and general business operations in the U.K. and the EU, including the supply of its products. It is expected that the U.K. will operate outside of the EU system of medicines regulation after the expiration of the transition period. Both the U.K. and the EU have issued guidance for the industry on how medicines, medical devices and clinical trials will be separately regulated in their respective territories. The Upjohn Business has substantially completed its preparations for Brexit, having made the changes necessary to meet relevant requirements in the EU and the U.K., through the transition period and afterwards, especially in the regulatory, manufacturing and supply chain areas. Details on how Brexit will be finally executed will dictate what the resulting impact on the Upjohn Business may be in the U.K. and/or the EU. The Upjohn Business generated 1% of its worldwide revenues from the U.K. in 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

COVID-19 Pandemic. In December 2019, illnesses associated with a novel disease caused by a strain of coronavirus (“COVID-19”) were reported and the virus has since caused widespread and significant disruptions to daily life and economies across geographies. The World Health Organization has classified the outbreak as a pandemic. The Upjohn Business and its operations, financial condition and results have been impacted to varying degrees, which the Upjohn Business currently expects to primarily impact the second quarter of 2020.

The Upjohn Business is continuing to monitor the impact of the latest developments regarding the COVID-19 pandemic on its business, operations, financial condition and results, and has made certain assumptions regarding the pandemic for purposes of its operational planning and financial projections, including assumptions regarding the duration and severity of the pandemic and the global macroeconomic impact of the pandemic. Despite careful tracking and planning, however, the Upjohn Business is unable to accurately predict the extent of the impact of the pandemic on its business, operations, financial condition and results due to the uncertainty of future developments, including the speed and extent of the continued spread of the coronavirus globally, the duration of the pandemic, new information that may emerge concerning the severity and incidence of COVID-19, the safety, efficacy and availability of a vaccine and treatments for COVID-19, the global macroeconomic impact of the pandemic and governmental or regulatory actions to contain the virus or control supply of medicines. The Upjohn Business is focused on all aspects of its business and is implementing measures aimed at mitigating issues where possible, including by using digital technology to assist in operations for the Upjohn Business’s commercial, manufacturing, research, development, medical and enabling functions globally.

•

Colleagues. The Upjohn Business’s colleagues and customers have both had disruptions to the normal ways of working. Over the last several months, the Upjohn Business’s colleagues in most locations who have been able to perform their job functions outside of the Upjohn Business’s facilities have been working remotely. Such work-from-home mandates have begun to subside in certain jurisdictions; for example, in China, the first country to be impacted by the pandemic, beginning in April, Upjohn Business colleagues began to return to Upjohn Business facilities, under strict new conditions to ensure and monitor health and safety. Governments in certain countries in Europe and other parts of the world and certain states within the U.S. have begun to phase out their work-from-home or shelter-in-place orders, and accordingly, detailed plans and protocols are being developed by the Upjohn Business for colleagues returning to its facilities. Certain of the Upjohn Business’s colleagues, primarily those in the Upjohn Global Supply organization, have roles whose physical presence at the Upjohn Business’s facilities is required to perform their job function. These colleagues have continued to report to work throughout the pandemic but have been and continue to be subject to strict protocols intended to reduce the risk of transmission, including social distancing, maintaining contact logs, increased cleaning and use of personal protective equipment as necessary.

•

Sales and Marketing. The Upjohn Business has experienced an impact on its sales and marketing activities due to widespread restrictions on in-person meetings with healthcare professionals and the refocused attention of the medical community on fighting COVID-19. Access to prescribers for sales force colleagues during the outset and course of the pandemic has been mixed, with those in key markets around the world unable to meet in-person with healthcare professionals.

As a result of the lower number of in-person meetings with prescribers and restrictions on patient movements due to government-mandated work-from-home or shelter-in-place policies, the rate of new prescriptions for certain products has slowed, which is currently expected to primarily impact the Upjohn Business’s second quarter of 2020 financial results. These declines are expected to be partially offset, as during the pandemic period there has been an ensuing increase in telemedicine prescription trends and mail-order deliveries, along with existing patients refilling prescriptions that extend the per-prescription treatment duration to avoid going to the pharmacies as frequently. Further, pharmacies have purchased incremental stock to ensure supply and there has been some reduction in switch rates from branded medicine prescriptions to generics.

Certain products of the Upjohn Business have been impacted during the pandemic, including reduced demand for certain hospital products and certain products in the retail channel, due to the general public’s overall avoidance of these locations. Conversely, certain other products saw a temporary increase in demand, including a moderate positive impact in the first quarter of 2020 to the Upjohn Business’s cardiovascular products in China, resulting from a supply shortage by a local generics manufacturer, and short-term higher sales in early 2020 of azithromycin, a generic anti-infective drug sold by the Upjohn Business in the U.S. only through its Greenstone platform. While it appears that physicians may have been prescribing azithromycin to treat certain patients with COVID-19 related conditions, the product is not approved for use in the treatment and prevention of COVID-19, and, therefore, the Upjohn Business does not know the benefit/risk profile for its use in this disease.

•

Manufacturing and Supply Chain. The Upjohn Business’s manufacturing and supply chain professionals have been working continuously in an effort to ensure continued patient access to the Upjohn Business’s medicines. Across the Upjohn Business’s plant network, the Upjohn Business has implemented a preparedness plan to control site operations. To date, the Upjohn Business has not seen a significant disruption in its supply chain, and all of the Upjohn Business’s manufacturing sites around the world have continued to operate at or near normal levels. So far, the Upjohn Business has been able to mitigate any distribution issues that may have arisen. The Upjohn Business is not currently experiencing product supply issues as a result of COVID-19 but continues to monitor for actions by governments that could potentially result in disruptions to cross-border supply movements, or other potential disruptions to the supply chain.

•

Financial Condition and Access to Capital Markets. Due to the Upjohn Business’s significant operating cash flows, as well as the Upjohn Business’s financial assets, the Upjohn Business believes it has, and will maintain, the ability to meet liquidity needs for the foreseeable future. In addition, Newco, the legal entity to which Pfizer will contribute the Upjohn Business pursuant to the RMT Agreements, is expected to have sufficient access to the capital markets to raise, at competitive bond interest rates, the $12 billion debt issuance, the proceeds from which will be paid to Pfizer as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Also, Newco has obtained financing commitments from certain financial institutions that would permit it to incur borrowings in the event that sufficient funding cannot be raised in the capital markets.

The Upjohn Business will continue to pursue efforts to maintain the continuity of the Upjohn Business’s operations while monitoring for new developments related to the COVID-19 pandemic, which are unpredictable. Future COVID-19 developments could result in additional favorable or unfavorable impacts on the Upjohn Business and its operations, financial condition and results. For additional information, please also see Part II, Item 1A, “Risk Factors” of Upjohn Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 29, 2020.

For further discussion of the financial condition of the Upjohn Business, see the “—Analysis of Financial Condition, Liquidity and Capital Resources” section of this MD&A.

Industry Trends

A number of factors affect the demand for pharmaceutical products globally, including:

•

Increasing Global Life Expectancy: The life expectancy of the global population has increased. The aging population has led to an expanded patient pool suffering with chronic diseases, which in turn has contributed to increased demand for medicines that treat these diseases.

•

Growing Urban Population and Middle Class: A growing and more affluent urban population has led to greater pharmaceutical spending. In addition, the middle class across the globe has grown, especially within emerging markets. The growth of the worldwide urban population and the middle class has resulted in a shift in disease prevalence, better access to care and an increase in ability to pay, which in turn have led to higher per capita healthcare spend.

•

Increasing Government Support: Governments around the globe are increasing healthcare spending and adopting policies to encourage the use of medical insurance. The effect of these trends is expected to be the most pronounced in China as well as certain emerging markets.

•

Payer Focus on Pricing and Reimbursement: Governments and private third-party payers manage the costs of pharmaceutical products through various means, such as leveraging their purchasing power, implementing price controls or demanding price cuts (directly or by rebate actions). In the United States, there have been a number of recent regulatory and legislative efforts to limit or reduce drug prices at both the federal and state levels. Certain governments, including the different EU member states, Canada, South Korea and some other developed markets, provide healthcare at low-to-zero direct cost to consumers at the point of care and have significant power as large single payers to regulate pharmaceutical prices or patient reimbursement levels. International reference pricing (i.e., the practice of a country linking its regulated medicine prices to those of other countries) adds to the regional impact of price cuts in individual countries. In China, the government has implemented quality consistency evaluation (“QCE”) for certain generic drugs. Generic drugs that have passed this evaluation are entitled to certain benefits, including preferential treatment with regard to medical insurance and the centralized tender process. In March 2019, China launched a pilot project for centralized volume-based procurement (“VBP”) of certain drugs covering 11 major cities, which created additional pricing and volume pressure for drugs that are subject to the program. In July 2019, China’s government announced a plan for a nationwide expansion of the volume- based procurement model, which was finalized in September 2019 and began in December 2019. Furthermore, the Chinese

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

government has discussed moving toward efforts within the next two to three years to unify the reimbursement price between QCE-approved generic medicines and the applicable original medicines. The Chinese government has issued guidelines on a selection of post-loss of exclusivity (“LOE”) drugs as the originator reference products and published multiple lists of originator reference products for the purpose of the QCE process. The government has indicated that additional post-LOE drugs could be subjected to QCE qualification in future rounds, which could also be tied to volume-based procurement. The scope of future QCE products and timing of any program expansion is currently unknown, making it difficult to determine the impact on the Upjohn Business’s business and financial condition. The Upjohn Business is taking steps to mitigate the revenue impact of these initiatives and to monitor the market for developments but anticipates that they will continue to affect its operations in China going forward.

Industry-Specific Challenges

Regulatory Environment/Pricing and Access

The pricing of medicines by pharmaceutical manufacturers and the cost of healthcare, which includes medicines, medical services and hospital services, continues to be important to payers, governments, patients and other stakeholders. The Upjohn Business believes that medicines are among the most powerful tools for patients in curing, treating and preventing illness and disability, and that all patients should have appropriate access to the medicines their doctors prescribe. The Upjohn Business may consider a number of factors when determining a medicine’s price, including, for example, costs to develop, manufacture and distribute, its impact on patients and their disease, other available treatments, and its potential to reduce other healthcare costs such as hospital stays, and affordability. The Upjohn Business may also consider its investments to maintain the quality, safety and reliability of its medicines, and consults physicians, payers and patient groups, as appropriate. The Upjohn Business also negotiates with insurers, both public and private, often providing discounts to them from the initial price. The price that patients pay in the U.S. for the medicines their physicians prescribe is ultimately set by healthcare providers and insurers. On average, in the U.S., insurers impose a higher out-of-pocket burden on patients for prescription medicines than for comparably priced medical services. In many countries, purchasing decisions are made through a tendering process with governments, insurers and group purchasing organizations. Tendering may be done through large-volume centralized contracts or small-volume decentralized contracts. The Upjohn Business will continue to work with insurance providers, governments and others to improve access.

Pricing and reimbursement for the pharmaceutical products of the Upjohn Business depends in part on government regulation. For example, the majority of states in the U.S. use preferred drug lists to restrict access to certain pharmaceutical products under Medicaid. The Upjohn Business also faces a number of regulatory pricing pressures in the different EU member states, Japan, China, Canada, South Korea and other countries. Efforts by government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, could adversely affect the Upjohn Business if implemented.

All pharmaceutical companies, including the Upjohn Business, are subject to extensive, complex, costly and evolving government regulation. For the U.S., this system of regulation is principally administered by the U.S. Food and Drug Administration (“FDA”), and outside the U.S. it is administered by varying regulatory agencies in countries where products or product candidates are being manufactured and/or marketed. Regulators worldwide are focused on not only the safety and efficacy of pharmaceutical products but also the quality of those products, which are introduced to patient populations. These regulators generally have regulatory authority over the development, testing, manufacturing, packing, labeling, storing, record keeping, safety, approval, advertising, promotion, sale, distribution and import/export of drugs. In addition, regulatory agencies periodically inspect the Upjohn Business’s drug manufacturing facilities to evaluate compliance with applicable good manufacturing practices requirements. Even after regulatory approval has been obtained, agencies continue to have substantial authority to require additional testing, perform inspections, change product labeling based on post-marketing safety information or mandate withdrawals of pharmaceutical products.

U.S.

Currently, the Upjohn Business is required to offer discounted pricing or rebates on purchases of pharmaceutical products under various U.S. federal and state healthcare programs, such as the Medicaid Drug Rebate Program, the “federal ceiling price” drug pricing program, the 340B drug pricing program and the Medicare Part D Program. The Upjohn Business must also report specific prices to government agencies under healthcare programs, such as the Medicaid Drug Rebate Program. Government and private third-party payers routinely seek to manage utilization and control the costs of the Upjohn Business’s products.

In the U.S., there continues to be considerable public and government scrutiny of pharmaceutical pricing and proposals to address the perceived high cost of pharmaceuticals. Efforts by government officials or legislators to implement measures to regulate prices or payment for pharmaceutical products, including legislation on drug importation, could adversely affect the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Upjohn Business if implemented. Measures to address the perceived high cost of pharmaceuticals are being considered by Congress, the Presidential Administration and select states. Proposals for even more far-reaching reform, such as immediately eliminating or phasing out private health insurance, were being proposed by some of the earlier Democratic candidates for U.S. President during the presidential primary election process. There have also been legislative efforts in several states within the United States to address drug costs, which generally have focused on increasing transparency around drug costs or limiting drug prices. Certain state legislation has been subject to legal challenges. Adoption of new legislation regulating drug pricing at the United States federal or state level could further affect demand for, or pricing of, the Upjohn Business’s products.

There have been significant efforts at the United States federal and state levels to reform the healthcare system by enhancing access to healthcare, improving the delivery of healthcare and further rationalizing payment for healthcare. The Upjohn Business faces uncertainties due to federal legislative and administrative efforts to repeal, substantially modify or invalidate some or all of the provisions of the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (“ACA”). The revenues generated for the Upjohn Business by the health insurance exchanges and Medicaid expansion under the ACA are not material, so the impact of the change in law is expected to be limited. Any future healthcare reform efforts may adversely affect the Upjohn Business and financial results.

The potential for additional pricing and access pressures in the commercial sector continues to be significant. Private third-party payers, such as health plans, increasingly challenge pharmaceutical product pricing, which could result in lower prices, lower reimbursement rates and a reduction in demand for the Upjohn Business’s products. Pricing pressures for products of the Upjohn Business may occur as a result of highly competitive insurance markets. Healthcare provider purchasers, directly or through group purchasing organizations, are seeking enhanced discounts or implementing more rigorous bidding or purchasing review processes.

The Upjohn Business recorded the following amounts as a result of the U.S. Healthcare Legislation:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Reduction to Revenues, related to the Medicare “coverage gap” discount provision	$177	$245	$212
Selling, informational and administrative expenses, related to the fee payable(a) to the federal government (which is not deductible for U.S. income tax purposes), based on the Upjohn Business’s prior-calendar-year share relative to other companies of branded prescription drug sales to specified government programs. 2018 also reflected a favorable true-up associated with the updated 2017 invoice received from the federal government, which reflected a lower expense than what was previously estimated for invoiced periods.	$37	$50	$92

(a)

This amount is an allocation of the Pfizer Inc. fee payable and may not be comparable to future fees payable as a result of the way in which the U.S. government calculates such fee, which is based on a company’s market share of branded U.S. prescription drug sales made to or funded by specified government programs.

International

Outside the U.S., certain governments, including the different EU member states, Japan, China, Canada and South Korea, have significant power as large single payers to regulate prices and may use a variety of cost-containment measures for pharmaceutical products of the Upjohn Business, including price cuts, mandatory rebates, public or private health technology assessments, forced localization as a condition of market access, international reference pricing, quality consistency evaluation processes and volume-based procurement. In addition, the international patchwork of price regulation, differing economic conditions and incomplete value assessments across countries has led to varying access to quality medicines in many markets and some third-party trade in products of the Upjohn Business between countries.

In particular, international reference pricing adds to the regional impact of price cuts in individual countries and hinders patient access and innovation. Price variations, exacerbated by international reference pricing systems, also have resulted from exchange rate fluctuations. The downward pricing pressure resulting from this dynamic can be expected to continue as a result of reforms to international reference pricing policies and measures targeting pharmaceuticals in some European countries.

In China, healthcare is largely driven by a public payer system, with public medical insurance as the largest single payer for pharmaceuticals, and pricing pressures have increased in recent years. Government officials have consistently emphasized the importance of improved health outcomes, the need for healthcare reform and decreased drug prices as key indicators of progress towards reform.

In 2019, China’s government negotiated with companies to add approximately 90 innovative drugs (mainly oncology medicines) to the National Reimbursement Drug List. This builds on 60 drugs already added through negotiation in 2017 and 2018. Prices for drugs were reduced dramatically through this government-led process. While these negotiations included a

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

path to access for companies, market access is not strictly assured. In addition, significant questions about the processes and negotiations for provincial tendering remain, as well as the need for multi-layered negotiations across provincial, municipal and hospital levels.

In the off-patent space, in 2013, China began to implement a QCE process in order to improve the quality of domestically manufactured generic drugs, primarily by requiring such drugs to pass a test to assess their bioequivalence to a qualified reference drug (typically the originator drug). In 2018, numerous local generics were officially deemed bioequivalent under QCE. A pilot project for centralized volume-based procurement was then initiated including 25 molecules of drugs covering 11 major Chinese cities. Under this procurement model, a tender process has been established where a certain portion of included molecule volumes are guaranteed to tender winners. The program is intended to contain healthcare cost by driving utilization of generics that have passed QCE, which has resulted in dramatic price cuts for off-patent medicines.

The Upjohn Business and most off-patent originators were not successful in the first bidding process under this VBP pilot, which was finalized in December 2018 and implemented in March 2019, and most contracts went to local generic companies. The first bidding process resulted in significant price cuts by the successful bidders, with some bidders reducing the price of their products by as much as 96%, as companies attempted to secure volumes on the Chinese pharmaceutical market. The drugs which lost the bidding were also requested to reduce their selling price up to 30% based on the price difference with the successful bidder. China’s government began nationwide expansion of the VBP pilot in December 2019.

The expanded model, which is being implemented nationwide, applies to certain drugs that are purchased for public hospitals as well as some military and private medical institutions. The Upjohn Business and most originator brands were not successful in the bidding process for this nationwide expansion, and those contracts mostly went to local Chinese generic companies. The Upjohn Business continues to experience downward pricing pressure on its products in several provinces. As expected, the QCE-qualified generic makers of atorvastatin and amlodipine bid aggressively, lowering prices even further from the March 2019 tender. The Upjohn Business continues to take steps to mitigate the revenue impact of these initiatives but anticipates that they will continue to affect its operations in China going forward. The Upjohn Business expects to utilize its presence in the retail channel and tendering capabilities to mitigate some of these pricing pressures. In addition, the Upjohn Business believes that its geographic expansion to under-penetrated and lower-tiered cities and counties and additional focus on non-tendered products will increase sales volumes in Greater China and partially mitigate pressures from QCE. In late 2019, China announced another round of expansion of the national VBP program which covers 33 new molecules, but none of these are Upjohn products.

Furthermore, the Chinese government has discussed moving toward efforts to unify the reimbursement price between QCE- approved generic medicines and the applicable original medicines. The government currently plans to implement this universal reimbursement price initiative within the next two to three years. If this policy is implemented, the new reimbursement level for the Upjohn Business’s products will likely be lower than the current reimbursement level, placing additional pressures on price and/or patient copays. There remains uncertainty as to whether, when and how this policy may be officially implemented. The Chinese government could also enact other policies that may increase pricing pressures or have the effect of reducing the volume of sales available to the Upjohn Business’s products. This potential policy, and any other policies like it that could increase pricing and copay pressures on the Upjohn Business’s drug products in China, could have an adverse effect on the Upjohn Business’s business, financial condition and results of operations. The government has issued guidelines on a selection of post-LOE drugs as the originator reference products and published multiple lists of originator reference products for the purpose of the QCE process. The government has indicated that additional post-LOE drugs could be subjected to QCE qualification in future rounds, which could also be tied to volume-based procurement. The scope of future QCE products and timing of any program expansion is currently unknown, making it difficult to determine the impact on the Upjohn Business’s business and financial condition. The Upjohn Business will continue to monitor the market for developments.

Recent Losses and Expected Losses of Product Exclusivity

The loss, expiration or invalidation of intellectual property rights or patent litigation settlements with generic manufacturers can have a significant adverse effect on the revenues of the Upjohn Business. When generic competition does commence, the resulting price competition can substantially decrease revenues of the Upjohn Business for the impacted products, often in a very short period of time. Most of the Upjohn Business’s current products have experienced patent-based expirations or loss of regulatory exclusivity in certain markets in the last few years. However, even though all of its key branded products have lost exclusivity in major markets (other than Lyrica and Effexor in Japan), the Upjohn Business believes that there is strong demand for its products, despite the availability of non-branded generic alternatives. Pediatric exclusivity for Lyrica expired in the United States in June 2019 and anticipated multi-source generic competition began on July 19, 2019. As a result, the Upjohn Business experienced, as expected, a significant decline in sales of Lyrica in the United States and, therefore, a decline in the percentage of its revenue contributed by the Developed Markets segment beginning in the third quarter of 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

The following table provides information about certain of the Upjohn Business’s products recently experiencing, or expected to experience within the next three years, patent expirations or loss of regulatory exclusivity in the U.S., Europe or Japan, showing, by product, the key dates or expected key dates, the markets impacted and the revenues associated with those products in those markets:

Products	Key Dates(a)	Markets Impacted	Product Revenues in Markets Impacted (millions of dollars)
			2019	2018	2017
Viagra(b)	June 2013	Major European markets(e)	$153	$287	$837
	May 2014	Japan
	December 2017	U.S.
Lyrica(c)	July 2014	Major European markets(e)	2,895	4,493	4,456
	June 2019	U.S.
	April 2022	Japan
Relpax	December 2015	Major European markets(e)	43	114	202
	December 2016	U.S.
	December 2018	Japan
Celebrex(d)	November 2019	Japan	283	248	235

(a)	Unless stated otherwise, “Key Dates” indicate patent-based expiration dates.
(b)	As a result of a patent litigation settlement, a competitor launched a generic version of Viagra in the U.S. in December 2017.
(c)

In November 2018, the FDA granted pediatric exclusivity for Lyrica in the U.S. for an additional six months to June 2019; pediatric exclusivity applies to both the basic product patent for Lyrica and a method of treatment patent, both of which expired in the U.S. in December 2018.

(d)	The composition of matter patent in Japan expired in November 2019 (including patent term extension).
(e)	Includes Italy, Spain, the United Kingdom, France and Germany.

The financial results of the Upjohn Business in 2019 reflect the impact of the loss of exclusivity of various products discussed above.

Intellectual Property Rights

The Upjohn Business continues to employ innovative approaches designed to prevent counterfeit pharmaceuticals from entering the supply chain and to achieve greater control over the distribution of its products.

Product Development Initiatives

The research, development and medical platform of the Upjohn Business combines extensive medical expertise, science-driven innovation capabilities and research and development operations to support patient needs, with the overall objective of decreasing the burden of NCDs worldwide. Although its near-term focus is not on in-house drug discovery, the Upjohn Business brings an integrated research, development and medical platform to the market to further develop the products in its portfolio including new formulations or indications. These activities involve a degree of risk and cost and there can be no assurance that the further development of any particular product, new indication or formulation will achieve the desired profile, will be approved by regulators or will be successful commercially.

The Upjohn Business has developed end-to-end experience across the total product life cycle, which includes global regulatory licensing, launch, growth and post-approval lifecycle management. The Upjohn Business’s platform uses its vast real-world data and medical insights to maximize the impact of its existing product portfolio by examining whether there is an opportunity for new indications, label extensions, product formulations, and market registrations and expansions for its products. The Upjohn Business also uses its platform to determine whether there is an opportunity to integrate new products into its portfolio.

Competition

The global pharmaceutical market is highly competitive and fragmented. The Upjohn Business faces competition from companies that have products that treat the same diseases and conditions that its products treat. Certain of its competitors also produce and sell the same underlying molecule as its originator brands. The major global competitors of the Upjohn Business include large pharmaceutical companies that manufacture and sell off-patent medicines for the same indications as its products, large pharmaceutical companies that sell generic alternatives of its molecules and regionally focused generic companies. The Upjohn Business believes that it competes on the basis of brand efficacy/safety, brand recognition, promotion activities, price, product quality and supply reliability, and customer relationships.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Foreign Exchange Rates

Significant portions of the Upjohn Business’s revenues, costs and expenses, as well as its substantial international net assets, are exposed to changes in foreign exchange rates. The Upjohn Business’s products are sold in approximately 120 countries, and as a result, its revenues are influenced by changes in foreign exchange rates. In 2019, approximately 65% of revenues of the Upjohn Business were denominated in currencies other than the U.S. dollar. In 2018, approximately 55% of its revenues were denominated in currencies other than the U.S. dollar. As the Upjohn Business operates in multiple currencies other than the U.S. dollar, including the Chinese renminbi, the Japanese yen, the euro, the Korean won, and approximately 53 other currencies, changes in those currencies relative to the U.S. dollar will impact its revenues and expenses. If the U.S. dollar were to weaken against another currency, assuming all other variables remained constant, its revenues would increase, having a positive impact on earnings, and its overall expenses would increase, having a negative impact on earnings. Conversely, if the U.S. dollar were to strengthen against another currency, assuming all other variables remained constant, its revenues would decrease, having a negative impact on earnings, and its overall expenses would decrease, having a positive impact on earnings. Therefore, significant changes in foreign exchange rates can impact its results. As a business unit of Pfizer and under Pfizer’s global cash management system, the Upjohn Business has sought to manage its foreign exchange risk in part through operating means, including managing same-currency revenues in relation to same-currency costs and same-currency assets in relation to same-currency liabilities. In 2019, approximately 35% of revenues of the Upjohn Business occurred in U.S. dollars, and in 2019 its revenue growth compared to 2018 was unfavorably impacted by approximately 2% from changes in foreign currency values relative to the U.S. dollar. In 2018, approximately 45% of revenues of the Upjohn Business occurred in U.S. dollars, and in 2018 its revenue growth compared to 2017 was favorably impacted by approximately 1% from changes in foreign currency values relative to the U.S. dollar. The amount of the Upjohn Business’s revenues denominated in U.S. dollars and in currencies other than the U.S. dollar may vary in the future. The impact of possible currency devaluations in countries experiencing high inflation rates or significant exchange fluctuations can impact its results.

These above-mentioned factors that may affect the Upjohn Business should be considered along with information presented in the “—Forward-Looking Information and Factors That May Affect Future Results” section in this MD&A.

Significant Accounting Policies and Application of Critical Accounting Estimates and Assumptions

For a description of the significant accounting policies of the Upjohn Business, see Notes to Combined Financial Statements—Note 3. Significant Accounting Policies. Of these policies, the following are considered critical to an understanding of the Combined Financial Statements of the Upjohn Business as they require the application of the most subjective and the most complex judgments: (i) Fair Value (Note 3D); (ii) Revenues (Note 3F); (iii) Asset Impairments (Note 3K); (iv) Tax Assets and Liabilities and Income Tax Contingencies (Note 3N); (v) Benefit Plans (Note 3O); and (vi) Legal and Environmental Contingencies (Note 3P).

The following is a discussion about the critical accounting estimates and assumptions impacting the Combined Financial Statements of the Upjohn Business. See also Notes to Combined Financial Statements––Note 3B. Significant Accounting Policies: Estimates and Assumptions for a discussion about the risks associated with estimates and assumptions.

For a discussion of recently adopted accounting standards, see Notes to Combined Financial Statements––Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard.

Fair Value

For a discussion about the application of fair value to the Upjohn Business’s benefit plan assets, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

For a discussion about the application of fair value to the Upjohn Business’s asset impairment reviews, see “Asset Impairment Reviews” below.

Revenues

Gross product revenues of the Upjohn Business are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of the related obligations, and as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period.

Historically, the Upjohn Business’s adjustments of estimates to reflect actual results or updated expectations have not been material to its overall business. On a quarterly basis, its adjustments of estimates to reflect actual results generally have been less than 1% of revenues and have resulted in either a net increase or a net decrease in revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product growth trends. If any of its ratios, factors, assessments, experiences or judgments are not indicative or accurate predictors of its future experience, results of the Upjohn

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Business could be materially affected. The sensitivity of its estimates can vary by program, type of customer and geographic location. However, estimates associated with U.S. Medicare, Medicaid and performance-based contract rebates are most at risk for material adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can generally range up to one year. Because of this time lag, in any given quarter, adjustments to actual obligations can incorporate revisions of several prior quarters.

Asset Impairment Reviews

The Upjohn Business reviews all of its long-lived assets for impairment indicators throughout the year. It performs impairment testing for indefinite-lived intangible assets and goodwill at least annually and for all other long-lived assets whenever impairment indicators are present. When necessary, the Upjohn Business records charges for impairments of long-lived assets for the amount by which the fair value is less than the carrying value of these assets. The impairment review processes are described in the Notes to Combined Financial Statements––Note 3K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

Examples of events or circumstances that may be indicative of impairment include:

•	A significant adverse change in legal factors or in the business climate that could affect the value of the asset.

•

A significant adverse change in the extent or manner in which an asset is used. For example, restrictions imposed by the FDA or other regulatory authorities could affect the ability of the Upjohn Business to manufacture or sell a product.

•

A projection or forecast that indicates losses or reduced profits associated with an asset. This could result, for example, from a change in a government reimbursement program that results in an inability to sustain projected product revenues and profitability. This also could result from the introduction of a competitor’s product that results in a significant loss of market share or the inability to achieve the previously projected revenue growth, as well as the lack of acceptance of a product by patients, physicians and payers.

Identifiable Intangible Assets

When the Upjohn Business is required to determine the fair value of intangible assets other than goodwill, it uses an income approach, specifically the discounted cash flow method. The Upjohn Business starts with a forecast of all the expected net cash flows associated with the asset, which includes the application of a terminal value for indefinite-lived assets, and then it applies an asset-specific discount rate to arrive at a net present value amount. Some of the more significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections and the selection of a long-term growth rate; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

While all intangible assets other than goodwill can face events and circumstances that can lead to impairment, in general, intangible assets other than goodwill that are most at risk of impairment include newly acquired or recently impaired indefinite-lived brand assets. Newly acquired and recently impaired indefinite-lived assets are more vulnerable to impairment as the assets are recorded at fair value and are then subsequently measured at the lower of fair value or carrying value at the end of each reporting period. As such, immediately after acquisition or impairment, even small declines in the outlook for these assets can negatively impact the ability of the Upjohn Business to recover the carrying value and can result in an impairment charge.

Goodwill

As a result of the goodwill impairment review work, the Upjohn Business concluded that none of its goodwill was impaired as of December 31, 2019, and it does not believe the risk of impairment is significant at this time.

The Upjohn Business first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Qualitative factors that it considers include, for example, macroeconomic and industry conditions, overall financial performance and other relevant entity-specific events. If the Upjohn Business concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying value, it then performs a quantitative fair value test.

When the Upjohn Business is required to determine the fair value of a reporting unit, as appropriate for the individual reporting unit, it mainly uses the income approach, but it may also use the market approach or a weighted-average combination of both approaches.

•

The income approach is a forward-looking approach to estimating fair value and relies primarily on internal forecasts. Within the income approach, the method that the Upjohn Business uses is the discounted cash flow method. It starts with a forecast of all the expected net cash flows associated with the reporting unit, which includes the application of a terminal value, and then it applies a reporting unit-specific discount rate to arrive at a net present value amount. Some of the more

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

significant estimates and assumptions inherent in this approach include: the amount and timing of the projected net cash flows, which includes the expected impact of competitive, legal and/or regulatory forces on the projections, as well as the selection of a long-term growth rate, which seeks to project the sustainable growth rate over the long term; the discount rate, which seeks to reflect the various risks inherent in the projected cash flows; and the tax rate, which seeks to incorporate the geographic diversity of the projected cash flows.

•	The market approach is a historical approach to estimating fair value and relies primarily on external information. Within the market approach are two methods that the Upjohn Business may use:

•

Guideline public company method—this method employs market multiples derived from market prices of stocks of companies that are engaged in the same or similar lines of business and that are actively traded on a free and open market and the application of the identified multiples to the corresponding measure of the Upjohn Business’s reporting unit’s financial performance.

•

Guideline transaction method—this method relies on pricing multiples derived from transactions of significant interests in companies engaged in the same or similar lines of business and the application of the identified multiples to the corresponding measure of the Upjohn Business’s reporting unit’s financial performance.

The market approach is only appropriate when the available external information is robust and deemed to be a reliable proxy for the specific reporting unit being valued; however, these assessments may prove to be incomplete or inaccurate. Some of the more significant estimates and assumptions inherent in this approach include: the selection of appropriate guideline companies and transactions and the determination of applicable premiums and discounts based on any differences in ownership percentages, ownership rights, business ownership forms or marketability between the reporting unit and the guideline companies and transactions.

For all the Upjohn Business reporting units, there are a number of future events and factors that may impact future results and that could potentially have an impact on the outcome of subsequent goodwill impairment testing. See the “––Forward-Looking Information and Factors That May Affect Future Results,” section included in this MD&A.

Benefit Plans

Employees of the Upjohn Business participate in benefit plans sponsored by the Upjohn Business and benefit plans sponsored by Pfizer. The combined balance sheets include the benefit plan assets and liabilities of only those benefit plans or arrangements sponsored by the Upjohn Business. The combined statements of income include benefit plan expenses attributable to Upjohn, including expenses associated with defined benefit and defined contribution plans, as well as other postretirement plans, consisting primarily of medical benefits for retirees. The expenses include allocations of direct expenses as well as expenses that have been deemed attributable to the Upjohn Business. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

The accounting for benefit plans is highly dependent on actuarial estimates, assumptions and calculations, which can result from a complex series of judgments about future events and uncertainties. The assumptions and actuarial estimates required to estimate the net employee benefit obligations for the defined benefit and postretirement plans that are sponsored by the Upjohn Business include the discount rate; expected salary increases; certain employee-related factors, such as turnover, retirement age and mortality (life expectancy); expected return on plan assets; and healthcare cost trend rates. The assumptions reflect market conditions as of the most recent measurement date(s), the historical experiences of the Upjohn Business and its judgment regarding future expectations that have been deemed reasonable by management. The judgments made in determining the costs of its benefit plans can materially impact the results of operations of the Upjohn Business. For detailed assumptions associated with the benefit plans sponsored by the Upjohn Business, see Notes to Combined Financial Statements—Note 15A. Benefit Plans: Actuarial Assumptions—Upjohn Sponsored Plans.

As of December 31, 2019, the noncurrent portion of the pension benefit obligations, net, and the postretirement benefit obligations, net, increased, in the aggregate, by approximately $5 million compared to December 31, 2018. The increase reflects, among other things, additional pension plans sponsored by Upjohn, which represent newly formed Upjohn plans in 2019 for participants who previously participated in plans sponsored by Pfizer and a decrease in the discount rate used in the measurement of plan obligations, partially offset by an increase in the actual returns on plan assets. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

The following table provides (i) at the end of each year, the expected annual rate of return on plan assets for the following year, (ii) the actual annual rate of return on plan assets achieved in each year, and (iii) the weighted-average discount rate used to measure the benefit obligations at the end of each year for the Upjohn sponsored plans:

	2019	2018	2017
Pension Plans
Expected annual rate of return on plan assets	3.7%	3.8%	4.3%
Actual annual rate of return on plan assets	11.4	(2.6)	13.3
Discount rate used to measure the plan obligations	1.8	2.4	2.1

Postretirement Plan
Expected annual rate of return on plan assets	—	—	—
Actual annual rate of return on plan assets	—	—	—
Discount rate used to measure the plan obligations	3.2	4.3	3.7

Expected Annual Rate of Return on Plan Assets

Of the Upjohn sponsored plans as of December 31, 2019, only the pension plans in Japan, Puerto Rico, Korea, the Philippines and Taiwan are funded. The assumptions for the expected annual rate of return on the plan assets reflect the actual historical return experience and the long-term assessment of forward-looking return expectations by asset classes, which is used to develop a weighted-average expected return based on the implementation of the targeted asset allocation in the funded Upjohn sponsored plans in Japan, Puerto Rico, Korea, the Philippines and Taiwan.

The expected annual rate of return on plan assets is applied to the fair value of plan assets at each year-end, and the resulting amount is reflected in the net periodic benefit costs in the following year.

The following table illustrates the sensitivity of net periodic benefit costs to a 50 basis point decline in the assumption of the Upjohn Business for the expected annual rate of return on plan assets, holding all other assumptions constant (in millions, pre-tax):

(millions of dollars)	Change	Increase in 2020 Net Periodic Benefit Costs
Assumption
Expected annual rate of return on plan assets	50 basis point decline	$10

The actual return on plan assets resulted in a net gain on plan assets of approximately $140 million during 2019.

Discount Rate Used to Measure Plan Obligations

The weighted-average discount rate used to measure the plan obligations for the Puerto Rico defined benefit plans is determined at least annually and evaluated and modified, as required, to reflect the prevailing market rate of a portfolio of high-quality fixed income investments, rated AA/Aa or better, that reflect the rates at which the pension benefits could be effectively settled. The discount rate used to measure the plan obligations for the international plans sponsored by the Upjohn Business is determined at least annually by reference to investment grade corporate bonds, rated AA/Aa or better, including, when there is sufficient data, a yield-curve approach. These discount rate determinations are made in consideration of local requirements.

The measurement of the plan obligations at the end of the year will affect the amount of service cost, interest cost and amortization expense reflected in the net periodic benefit costs in the following year.

The following table illustrates the sensitivity of net periodic benefit costs and benefit obligations to a 10 basis point decline in our assumption for the discount rate, holding all other assumptions constant (in millions, pre-tax):

(millions of dollars)	Change	Increase in 2020 Net Periodic Benefit Costs	Increase in 2019 Benefit Obligations
Assumption
Discount rate	10 basis point decline	$2	$33

The change in the discount rates used in measuring our plan obligations as of December 31, 2019 resulted in an increase in the measurement of the aggregate plan obligations by approximately $190 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Income Tax Assets and Liabilities

During the periods presented in the Upjohn Business’s Combined Financial Statements, the Upjohn Business did not generally file separate tax returns, as the Upjohn Business was generally included in the tax grouping of other Pfizer entities within the respective entity’s tax jurisdiction. The income tax provision included in the Upjohn Business’s Combined Financial Statements has been calculated using the separate return basis, as if the Upjohn Business filed a separate tax return.

In the fourth quarter of 2017, the Upjohn Business recorded an estimate of certain tax effects of the legislation commonly referred to as the Tax Cuts and Jobs Act (“TCJA”), including (i) the impact on deferred tax assets and liabilities from the reduction in the U.S. Federal corporate tax rate from 35% to 21%, (ii) the impact of state income tax considerations, (iii) the $4.3 billion repatriation tax liability on accumulated post-1986 foreign earnings for which the Upjohn Business elected, with the filing of its 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026, and (iv) deferred taxes on basis differences expected to give rise to future taxes on global intangible low-taxed income. In addition, the Upjohn Business had provided deferred tax liabilities in the past on foreign earnings that were not indefinitely reinvested. As a result of the TCJA, in the fourth quarter of 2017, the Upjohn Business reversed an estimate of the deferred taxes that is no longer expected to be needed due to the change to the territorial tax system.

The TCJA subjects a U.S. shareholder to current tax on global intangible low-taxed income earned by certain foreign subsidiaries. The Financial Accounting Standards Board (“FASB”) Staff Q&A, Topic 740, No. 5, Accounting for Global Intangible Low-Taxed Income, states that an accounting policy election is permitted to either recognize deferred taxes for temporary basis differences expected to reverse as global intangible low-taxed income in future years or provide for the tax expense related to such income in the year the tax is incurred. The Upjohn Business has elected to recognize deferred taxes for temporary differences expected to reverse as global intangible low-taxed income in future years. In 2017, the Upjohn Business provided a provisional deferred tax liability of approximately $90 million based on the evaluation of certain temporary differences inside each of its foreign subsidiaries that are expected to reverse as global intangible low-taxed income.

In 2018, the Upjohn Business finalized its provisional accounting for the tax effects of the TCJA based on its best estimates of available information and data, and has reported and disclosed the impacts within the applicable measurement period, in accordance with guidance issued by the U.S. Securities and Exchange Commission (“SEC”), and recorded a favorable adjustment of approximately $26 million to Provision/(benefit) for taxes on income. We believe that there may be additional interpretations, clarifications and guidance from the U.S. Department of Treasury. Any change to our calculations resulting from such additional interpretations, clarifications and guidance would be reflected in the period of issuance. In addition, the amounts recorded may change in the future due to uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards. The current portion of the aforementioned repatriation tax liability is reported in Income taxes payable (approximately $320 million now due in July 2020, deferred from the original April 2020 due date by the Internal Revenue Service (“IRS”) in response to the COVID-19 pandemic), and the remaining liability is reported in Other taxes payable in the Upjohn Business’s combined balance sheet as of December 31, 2019. The first installment of $320 million was paid in April 2019.

Income tax assets and liabilities also include income tax valuation allowances and accruals for uncertain tax positions. For additional information, see Notes to Combined Financial Statements—Note 3B. Significant Accounting Policies: Estimates and Assumptions; Note 3N. Significant Accounting Policies: Tax Assets and Liabilities and Income Tax Contingencies; Note 7A. Tax Matters: Taxes on Income; and the “—Analysis of Financial Condition, Liquidity and Capital Resources—Selected Measures of Liquidity and Capital Resources—Contractual Obligations” section of this MD&A.

Contingencies

For a discussion about income tax contingencies, see Notes to Combined Financial Statements—Note 7D. Tax Matters: Tax Contingencies.

For a discussion about legal and environmental contingencies, guarantees and indemnifications, see Notes to Combined Financial Statements—Note 17. Commitments and Contingencies.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Components of Revenues and Costs and Expenses

Revenues

Revenues of the Upjohn Business are derived from its diversified product portfolio of medicines. Its portfolio contains 20 globally recognized brands as well as a generics business. Generally, the Upjohn Business sells its products to physicians, patients, pharmacists, insurers, government agencies and other healthcare providers. Its product portfolio enables the Upjohn Business to address the varying needs of different customers. In 2019, its top-selling product, Lyrica, contributed 33% of the Upjohn Business’s revenues, and its top five best-selling products contributed 73% of the Upjohn Business’s revenues. For additional information regarding the Upjohn Business’s products, including descriptions of its product lines, see “Revenues—Selected Product Discussion” section in this MD&A. See also the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges––Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of product exclusivity impacting product revenues.

Revenue Deductions

Gross product revenues of the Upjohn Business are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. For additional information regarding deductions from the Upjohn Business’s revenues, see “Revenues—Overview” section in this MD&A.

Costs and Expenses

The Combined Financial Statements of the Upjohn Business have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business of Pfizer. These Combined Financial Statements do not purport to reflect what the results of operations, comprehensive income/(loss), financial position, equity or cash flows would have been had the Upjohn Business operated as an independent standalone company during the periods presented. For additional information regarding the cost allocations, see Notes to Combined Financial Statements—Note 2. Basis of Presentation.

Cost of sales consists primarily of cost of materials, facilities and other infrastructure used to manufacture products of the Upjohn Business and royalty expenses associated with the intellectual property of its products, when relevant.

Selling, informational and administrative (“SI&A”) expenses consist of, among other things, the internal and external costs of marketing, promotion, advertising and shipping and handling as well as certain costs for support functions, such as expenses for worldwide technology, facilities, legal, finance, human resources, insurance, business development, public affairs and procurement, among others.

Research and development (“R&D”) expenses consist primarily of project costs specific to new product R&D and brand lifecycle development, overhead costs associated with R&D operations and investments that support local market clinical trials for approved indications as well as worldwide regulatory, medical and safety activities. Examples of new product R&D and brand life cycle development include examining whether there is an opportunity for new indications, label extensions, product formulations, and new market registrations. The Upjohn Business does not disaggregate R&D expenses by therapeutic area for purposes of managing its business.

Amortization of intangible assets consists primarily of the amortization expense for identifiable finite-lived intangible assets that have been acquired through business combinations. These assets consist of, but are not limited to, developed technology and trademarks.

Restructuring charges/(credits) consist of restructuring charges/(credits) associated with cost-reduction/productivity initiatives. Restructuring charges are associated with employees, assets and activities that will not continue in the company. For additional information regarding restructuring charges/(credits), see the Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives.

Other (income)/deductions—net consist primarily of various items, such as reserves for legal matters, net interest (income)/expense, net (gains)/losses on asset disposals, royalty-related income and net periodic benefit costs/(credits) other than service costs, among others. For additional information regarding other (income)/deductions—net, see the Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net.

Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer

The Upjohn Business currently operates as a business unit of Pfizer. The Combined Financial Statements have been derived from the consolidated financial statements and accounting records of Pfizer and include allocations for direct costs and indirect costs attributable to the operations of the Upjohn Business. These Combined Financial Statements do not purport to reflect what the results of operations, comprehensive income/(loss), financial position, equity or cash flows would have been had the Upjohn Business operated as a standalone public company during the periods presented.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

For a detailed description of the basis of presentation and an understanding of the limitations of the predictive value of the historical Combined Financial Statements, see Notes to Combined Financial Statements––Note 2. Basis of Presentation.

In addition, the historical Combined Financial Statements may not be reflective of what the results of operations, comprehensive income/(loss), financial position, equity or cash flows of the Upjohn Business might be in the future.

In connection with the pending combination of the Upjohn Business and Mylan, certain assets and liabilities will be transferred to Newco or be retained by Pfizer. Pfizer, Mylan and Newco or their respective subsidiaries, in each case as applicable, intend to enter into, or have entered into, certain agreements that will provide a framework for the ongoing relationship with Pfizer.

With respect to support functions, for example, the historical Combined Financial Statements of the Upjohn Business include expense allocations for certain support functions that prior to 2019 were provided on a centralized basis within Pfizer and beginning in 2019 are a combination of allocations and, on a more limited basis, directly incurred costs, such as expenses for worldwide technology, facilities, legal, finance, insurance, human resources, business development, public affairs and procurement, among others. Following the pending combination of the Upjohn Business and Mylan, pursuant to agreements with Pfizer, Mylan and Newco, Mylan and Newco expect that Pfizer will continue to provide Newco with some of the services related to these functions on a transitional basis in exchange for agreed-upon fees, and Newco may incur other costs to replace the services and resources that will not be provided by Pfizer. The amount and composition of such expenses may vary from historical levels since the fees charged for the services under the agreement may be higher or lower than the costs reflected in the historical allocations.

Analysis of the Combined Statements of Income

The following discussion and analysis of the combined statements of income of the Upjohn Business should be read along with its Combined Financial Statements and the notes thereto, which reflect the results of operations of the Upjohn Business. For more information on the carve-out basis of presentation, see Notes to Combined Financial Statements––Note 2. Basis of Presentation.

ANALYSIS OF THE COMBINED STATEMENTS OF INCOME

	Year Ended December 31,			% Change
(millions of dollars)	2019(a)	2018(a)	2017(a)	19/18	18/17
Revenues	$10,244	$12,431	$13,359	(18)	(7)
Cost of sales(b)	1,713	2,003	2,036	(14)	(2)
% of revenues	16.7%	16.1%	15.2%
Selling, informational and administrative expenses(b)	2,252	2,568	2,771	(12)	(7)
% of revenues	22.0%	20.7%	20.7%
Research and development expenses(b)	279	308	343	(9)	(10)
% of revenues	2.7%	2.5%	2.6%
Amortization of intangible assets	148	157	166	(5)	(6)
% of revenues	1.5%	1.3%	1.2%
Restructuring charges/(credits)	159	39	(80)	*	*
% of revenues	1.6%	0.3%	(0.6)%
Other (income)/deductions—net	362	300	288	21	4

Income before provision/(benefit) for taxes on income	5,331	7,056	7,835	(24)	(10)
% of revenues	52.0%	56.8%	58.6%
Provision/(benefit) for taxes on income	409	925	(2,366)	(56)	*

Effective tax rate	7.7%	13.1%	(30.2)%

Net income before allocation to noncontrolling interests	4,922	6,131	10,201	(20)	(40)
% of revenues	48.1%	49.3%	76.4%
Less: Net income attributable to noncontrolling interests	5	3	3	99	*

Net income attributable to the Upjohn Business	$4,917	$6,128	$10,199	(20)	(40)

% of revenues	48.0%	49.3%	76.3%

Certain amounts and percentages may reflect rounding adjustments.

*	Indicates calculation not meaningful or result is equal to or greater than 100%.
(a)	See Notes to Combined Financial Statements—Note 2. Basis of Presentation.
(b)

Exclusive of amortization of intangible assets, except as disclosed in Notes to Combined Financial Statements—Note 3K. Significant Accounting Policies: Amortization of Intangible Assets, Depreciation and Certain Long-Lived Assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Revenues

Revenues—Overview

Revenues—2019 vs. 2018

Revenues in 2019 decreased by $2.2 billion, or 18%, to $10.2 billion, reflecting an operational decrease of $1.9 billion, or 16%, and the unfavorable impact of foreign exchange of $249 million, or 2%.

The following provides an analysis of the changes in Revenues in 2019:

(millions of dollars)
Upjohn Revenues, 2018		$12,431

Operational growth/(decline):
Sales growth in China on products not impacted by volume-based procurement implementation, including Viagra, Celebrex, Zoloft, Lyrica and Effexor	$114
Celebrex, Lyrica and Effexor growth in Japan	72
Lipitor and Norvasc overall sales growth in China, inclusive of declines driven by the March 2019 Chinese government implementation of a volume-based procurement program in certain cities, along with volume growth and geographic expansion in provinces where volume-based procurement was not yet implemented(a)	30
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	(1,579)
Declines from increased generic competition for other products which have recently lost exclusivity, primarily Viagra and Relpax in the U.S., as well as a recent generic entry for Revatio in the U.S. and additional generic competition for sildenafil citrate and medroxyprogesterone intramuscular impacting Greenstone	(395)
Other operational factors, net	(181)

Operational decline, net	(1,938)	(1,938)

Operational revenues		10,493
Unfavorable impact of foreign exchange	(249)	(249)

Total Upjohn Revenues decrease	$(2,187)

Upjohn Revenues, 2019		$10,244

(a)

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

See the “—Revenues by Segment and Geography” and “—Revenues—Selected Product Discussion” sections of this MD&A for additional analyses.

Revenues—2018 vs. 2017

Revenues in 2018 decreased by $929 million, or 7%, to $12.4 billion, reflecting an operational decrease of $1.0 billion, or 8%, partially offset by the favorable impact of foreign exchange of $117 million, or 1%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

The following provides an analysis of the changes in Revenues in 2018:

(millions of dollars)
Upjohn Revenues, 2017		$13,359

Operational growth/(decline):
Lipitor and Norvasc product sales growth in Greater China and Emerging Markets	$356
Lyrica growth in the U.S. and Japan	164
Declines from loss of exclusivity primarily from Viagra and Relpax in the U.S., Lyrica in Europe and Australia, and Revatio in Europe, as well as additional generic competition for medroxyprogesterone intramuscular impacting Greenstone and for Nitrostat	(1,118)
Lower revenues for Celebrex in the U.S. and Lipitor in the U.S. and Japan	(216)
Other declines from Greenstone	(106)
Other operational factors, net	(125)

Operational decline, net	(1,045)	(1,045)

Operational revenues		12,314
Favorable impact of foreign exchange	117	117

Total Upjohn Revenues decrease	$(929)

Upjohn Revenues, 2018		$12,431

See the “—Revenues by Segment and Geography” and “—Revenues—Selected Product Discussion” sections of this MD&A for additional analyses.

Inventory Stocking

The Upjohn Business’s policy relating to the supply of pharmaceutical inventory at U.S. wholesalers, and in major international markets, is to generally maintain stocking levels under one month on average and to keep monthly levels consistent from year to year based on patterns of utilization. Historically, the Upjohn Business has been able to closely monitor these customer stocking levels by purchasing information from its customers directly or by obtaining other third-party information. The Upjohn Business believes its data sources to be directionally reliable but cannot verify their accuracy. Further, as the Upjohn Business does not control this third-party data, it cannot be assured of continuing access. Unusual buying patterns and utilization are promptly investigated.

Revenue Deductions

Gross product revenues of the Upjohn Business are subject to a variety of deductions, which generally are estimated and recorded in the same period that the revenues are recognized. Such variable consideration represents chargebacks, rebates, sales allowances and sales returns. These deductions represent estimates of related obligations, and as such, knowledge and judgment are required when estimating the impact of these revenue deductions on gross sales for a reporting period. Historically, the Upjohn Business’s adjustments of estimates to reflect actual results or updated expectations have not been material to its overall business. On a quarterly basis, its adjustments of estimates to reflect actual results generally have been less than 1% of revenues and have resulted in either a net increase or a net decrease in revenues. Product-specific rebates, however, can have a significant impact on year-over-year individual product growth trends.

The following table provides information about revenue deductions:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Medicare rebates(a)	$682	$1,200	$959
Medicaid and related state program rebates(a)	677	985	908
Performance-based contract rebates(a), (b)	1,372	1,560	1,744
Chargebacks(c)	2,185	3,507	3,048
Sales allowances(d)	1,895	2,053	2,041
Sales returns and cash discounts	424	467	431

Total(e)	$7,234	$9,774	$9,131

(a)	Rebates are product-specific and, therefore, for any given year are impacted by the mix of products sold. Medicare rebates are inclusive of the Medicare “coverage gap” discount.
(b)

Performance-based contract rebates include contract rebates with managed care organizations (“MCOs”) primarily within the U.S., including health maintenance organizations and pharmacy benefit managers (“PBMs”), who receive rebates based on the achievement of contracted performance terms and claims under these contracts. Outside the U.S., performance-based contract rebates include rebates to wholesalers/distributors based on achievement of contracted performance for specific products or sales milestones.

(c)	Chargebacks primarily represent reimbursements to U.S. wholesalers for honoring contracted prices to third parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

(d)	Sales allowances primarily represent price reductions that are contractual or legislatively mandated outside the U.S., discounts and distribution fees.
(e)

For the years ended December 31, 2019, 2018 and 2017, associated with the following segments: Developed Markets ($6.5 billion, $9.0 billion and $8.4 billion), Greater China ($427 million, $391 million and $281 million) and Emerging Markets ($320 million, $345 million and $468 million).

Total revenue deductions for 2019 decreased 26% as compared to 2018, primarily as a result of:

•

lower chargebacks to U.S. wholesalers on certain products mostly as a result of a certain contract related to Viagra, which ended in March 2019, and reduced Lyrica volumes due to loss of exclusivity and resulting multi-source generic competition that began in July 2019;

•

a decrease in Medicare rebates and Medicaid and related state program rebates, primarily driven by a significant decrease in Lyrica sales in the U.S. due to multi-source generic competition that began in July 2019;

•	a decrease in contract rebates in the U.S., primarily driven by reduced Lyrica and Viagra volumes following loss of exclusivity;

•	a decrease in sales allowances, primarily related to Greenstone products in the U.S.; and

•

a net decrease in sales returns and cash discounts, primarily due to a decrease in cash discounts, primarily in the U.S. due to lower sales of Lyrica and Viagra following loss of exclusivity, partially offset by an increase in sales returns, primarily for Lyrica in the U.S. due to loss of exclusivity and resulting multi-source generic competition that began in July 2019.

Total revenue deductions for 2018 increased 7% compared to 2017, primarily as a result of:

•	higher chargebacks to U.S. wholesalers on certain products mostly as a result of a certain contract related to Viagra and higher chargebacks in the Greenstone business; and

•	an increase in Medicare rebates and Medicaid and related state program rebates, including an increase in amounts related to the Medicare “coverage gap,”

partially offset by

•	a decline in performance-based contract rebates due to the Viagra sales declines in the U.S.

In 2019, Lyrica accounted for approximately 85% of rebates in the U.S. compared to 88% in 2018. The decrease of Lyrica rebates in the U.S. reflects the expiration of patent protection in June 2019. In addition, a certain contract related to Viagra ended in March 2019 and as a result, net revenues as well as chargebacks declined.

For information on the accruals for Medicare rebates, Medicaid and related state program rebates, performance-based contract rebates, chargebacks, sales allowances and sales returns and cash discounts, including the balance sheet classification of these accruals, see Notes to Combined Financial Statements—Note 3F. Significant Accounting Policies: Revenues and Trade Accounts Receivable.

Revenues by Segment and Geography

Global revenues by operating segment were as follows:

	Year Ended December 31,			% Change
	2019	2018	2017	19/18		18/17
(millions of dollars)				Total	Oper.	Total	Oper.
Developed Markets	$6,748	$8,848	$10,203	(24)	(23)	(13)	(14)
Greater China	2,430	2,396	1,950	1	6	23	20
Emerging Markets	1,065	1,186	1,207	(10)	(7)	(2)	—

Total	$10,244	$12,431	$13,359	(18)	(16)	(7)	(8)

Certain amounts and percentages may reflect rounding adjustments.

Total revenues in the U.S. were $3.3 billion in 2019, $5.1 billion in 2018 and $6.1 billion in 2017. Revenues exceeded $200 million in each of four countries outside the U.S. in 2019, 2018 and 2017. The U.S., China and Japan were the only countries to contribute more than 10% of total revenue in 2019, 2018 and 2017 and collectively represented 69%, 72% and 71% of total revenues in 2019, 2018 and 2017, respectively. Outside the U.S., China, Japan, and, in 2019 only, South Korea, no country individually contributed more than 3% of total revenues in 2019, 2018 and 2017.

For additional information about operating segment revenues, see the “—Analysis of Operating Segment Information” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Significant Product Revenues

The following table provides detailed revenue information for several of the Upjohn Business’s major products:

	Year Ended December 31,			% Change
	2019	2018	2017	19/18		18/17
(millions of dollars)				Total	Oper.	Total	Oper.
Lyrica	$3,330	$4,975	$5,077	(33)	(33)	(2)	(2)
Lipitor	1,972	2,029	1,851	(3)	1	10	7
Norvasc	953	1,023	932	(7)	(3)	10	8
Celebrex	724	670	775	8	10	(13)	(15)
Viagra	526	659	1,204	(20)	(17)	(45)	(46)
Effexor	334	316	297	6	8	6	6
Zoloft	294	301	291	(2)	2	4	4
Xalatan/Xalacom	281	316	335	(11)	(8)	(6)	(7)
Xanax	197	198	225	(1)	4	(12)	(13)
Revatio	136	214	252	(36)	(35)	(15)	(16)
Greenstone(a)	538	626	833	(14)	(14)	(25)	(25)
Other	958	1,103	1,287	(13)	(10)	(14)	(15)

Total revenues	$10,244	$12,431	$13,359	(18)	(16)	(7)	(8)

(a)

Includes revenues of approximately $174 million in 2019, $159 million in 2018 and $167 million in 2017 associated with the sale of generic medicines under a three-year license agreement entered into with Allergan in March of 2016. In October 2018, the agreement was extended through December 2021. Under the agreement, on a quarterly basis, the Upjohn Business makes a profit-sharing payment to Allergan.

See the “––Factors Affecting the Upjohn Business Performance––Industry-Specific Challenges––Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of product exclusivity impacting product revenues.

Revenues––Selected Product Discussion

The tables below provide worldwide revenues, by geography, for selected products. References to total change pertain to period-over-period growth rates that include foreign exchange. The difference between the total change and operational change represents the impact of foreign exchange. Amounts may not add due to rounding. All percentages have been calculated using unrounded amounts.

•	Lyrica:

Lyrica lost exclusivity in the U.S. in June 2019 and anticipated multi-source generic competition began on July 19, 2019.

	Year Ended December 31,			% Change
	2019	2018	2017	19/18		18/17
(millions of dollars)				Total	Oper.	Total	Oper.
Developed Markets	$3,125	$4,765	$4,862	(34)	(34)	(2)	(2)
Greater China	71	59	44	19	22	35	34
Emerging Markets	135	151	172	(11)	(8)	(12)	(11)

Worldwide revenues	$3,330	$4,975	$5,077	(33)	(33)	(2)	(2)

Revenues––2019

The worldwide operational decline of 33% in 2019 was driven by (i) declines in the U.S. primarily due to lower volumes driven by multi-source generic competition that began in July 2019; and (ii) generic competition in developed Europe markets and pricing pressures across international markets, partially offset by increased volumes in Japan attributable to growth in the orally dissolving tablet formulation, and increased volumes in China and Russia.

Revenues––2018

The worldwide operational decline of 2% in 2018 was primarily driven by continuing declines from losses of exclusivity in mature Europe markets and Australia, partially offset by growth in the U.S. and growth in the orally dissolving tablet formulation in Japan.

See the “––Factors Affecting the Upjohn Business Performance––Industry-Specific Challenges––Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of Lyrica product exclusivity impacting product revenues.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

•	Lipitor:

	Year Ended December 31,			% Change
	2019	2018	2017	19/18		18/17
(millions of dollars)				Total	Oper.	Total	Oper.
Developed Markets	$523	$527	$623	(1)	3	(15)	(18)
Greater China	1,227	1,255	986	(2)	2	27	24
Emerging Markets	223	247	242	(10)	(7)	2	4

Worldwide revenues	$1,972	$2,029	$1,851	(3)	1	10	7

Revenues—2019

The worldwide operational growth of 1% in 2019 was mostly due to increased volume-driven demand in China driven by investments to expand into additional geographic areas in provinces in China where the volume-based procurement program had not yet been implemented, partially offset by declines driven by the anticipated unfavorable impact resulting from the March 2019 Chinese government implementation of a volume-based procurement program in certain cities and discontinued sales in Saudi Arabia.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

Revenues—2018

The worldwide operational growth of 7% in 2018 was primarily driven by a 13% operational increase in international markets due to significant increased demand and volume growth in China, partially offset by pricing pressures in China, generic competition in Japan, and the non-recurrence of favorable U.S. rebates that occurred in 2017.

•	Norvasc:

	Year Ended December 31,			% Change
	2019	2018	2017	19/18		18/17
(millions of dollars)				Total	Oper.	Total	Oper.
Developed Markets	$300	$319	$352	(6)	(3)	(9)	(11)
Greater China	536	558	454	(4)	1	23	19
Emerging Markets	116	146	126	(20)	(16)	16	20

Worldwide revenues	$953	$1,023	$932	(7)	(3)	10	8

Revenues—2019

The worldwide operational decline of 3% in 2019 was primarily due to declines driven by the anticipated unfavorable impact resulting from the March 2019 Chinese government implementation of a volume-based procurement program in certain cities as well as lower volumes in Japan and discontinued sales in Venezuela, partially offset by increased volume-driven demand in China driven by investments in geographic expansion in provinces in China where the volume-based procurement program had not yet been implemented.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Regulatory Environment/Pricing and Access—International” section of this MD&A for information about the volume-based procurement program in China.

Revenues—2018

The worldwide operational growth of 8% in 2018 was primarily driven by a 9% operational increase in international markets due to significant increased volume-driven demand in China, partially offset by generic competition in Japan and pricing pressures in China.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

•	Celebrex:

	Year Ended December 31,			% Change
	2019	2018	2017	19/18		18/17
(millions of dollars)				Total	Oper.	Total	Oper.
Developed Markets	$422	$375	$472	13	13	(21)	(22)
Greater China	177	154	132	15	20	16	14
Emerging Markets	125	142	170	(11)	(10)	(17)	(17)

Worldwide revenues	$724	$670	$775	8	10	(13)	(15)

Revenues—2019

The worldwide operational growth of 10% in 2019 was mainly due to higher volumes in China, driven by investments in geographic expansion, and higher volumes in Japan, partially offset by supply and pricing pressures in certain emerging markets.

Revenues—2018

The worldwide operational decline of 15% in 2018 was primarily driven by lower volumes and the non-recurrence of a sales deduction reversal in 2017, in the U.S., as well as pricing pressure in Mexico and China, partially offset by increased volume demand in China.

•	Viagra:

Viagra lost exclusivity in the U.S. in December 2017.

	Year Ended December 31,			% Change
	2019	2018	2017	19/18		18/17
(millions of dollars)				Total	Oper.	Total	Oper.
Developed Markets	$257	$405	$969	(37)	(34)	(58)	(58)
Greater China	199	178	164	12	17	8	5
Emerging Markets	69	77	72	(10)	(8)	7	8

Worldwide revenues	$526	$659	$1,204	(20)	(17)	(45)	(46)

Revenues—2019

The worldwide operational decline of 17% in 2019 was primarily driven by the loss of exclusivity in the U.S. in December 2017 contributing to lower volumes and pricing pressures, lower volumes across certain developed markets and certain emerging markets, and pricing pressures in China, partially offset by increased retail demand growth in China. Sales of Viagra Connect, the over-the-counter Viagra product in the U.K., were approximately $25 million in 2019.

Revenues—2018

The worldwide operational decline of 46% in 2018 was primarily driven by a 72% decrease in the U.S. driven by generic competition that began in December 2017 when Viagra lost exclusivity. Internationally, there was increased demand in Emerging Markets and China, and the launch of Viagra Connect, the over-the-counter Viagra product, in the U.K. in March 2018.

See the “—Factors Affecting the Upjohn Business Performance––Industry-Specific Challenges––Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information about recent losses and expected losses of Viagra product exclusivity impacting product revenues.

•	Greenstone:

	Year Ended December 31,			% Change
	2019	2018	2017	19/18		18/17
(millions of dollars)				Total	Oper.	Total	Oper.
Developed Markets	$538	$626	$833	(14)	(14)	(25)	(25)
Greater China	—	—	—	—	—	—	—
Emerging Markets	—	—	—	—	—	—	—

Worldwide revenues	$538	$626	$833	(14)	(14)	(25)	(25)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Revenues—2019

The worldwide operational decline of 14% in 2019 was primarily driven by a decline in sales of sildenafil citrate (Greenstone’s authorized generic of Viagra) and medroxyprogesterone intramuscular (“IM”) (Greenstone’s authorized generic of Pfizer’s Depo-Provera) as a result of generic competition in the U.S., as well as a decline in sales of atorvastatin, partially offset by new sales of diclofenac epolamine topical patch (Greenstone’s authorized generic of Pfizer’s Flector Patch) and increased sales of products under the license agreement entered into with Allergan.

Revenues—2018

The worldwide operational decline of 25% in 2018 was primarily driven by a decline in sales of medroxyprogesterone IM as a result of generic competition in the U.S. following the entry of a Depo-Provera generic competitor in January 2018, as well as a decline in generic atorvastatin sales in the U.S.

•	All Other:

	Year Ended December 31,			% Change
	2019	2018	2017	19/18		18/17
(millions of dollars)				Total	Oper.	Total	Oper.
Developed Markets	$1,583	$1,832	$2,093	(14)	(11)	(12)	(14)
Greater China	221	193	169	15	19	14	12
Emerging Markets	397	424	425	(6)	(3)	—	2

Worldwide revenues	$2,200	$2,448	$2,687	(10)	(7)	(9)	(10)

Revenues—2019

The worldwide operational decline of 7% in 2019 was primarily due to lower sales of Relpax in the U.S. from continued generic competition, lower U.S. oral suspension formulation sales of Revatio and related pricing pressures due to a recent generic entry, lower sales of Relpax in Japan due to loss of exclusivity in December 2018 and lower sales across products in developed Europe markets, partially offset by higher sales volume growth of Effexor in Japan and Zoloft, Effexor and other products in China.

Revenues—2018

The worldwide operational decline of 10% in 2018 was primarily driven by continuing declines following the loss of exclusivity for Relpax in the U.S., lower sales of Xanax in the U.S., Revatio in Europe and Xalatan/Xalacom in Europe and Japan, among others, partially offset by higher sales of Effexor in Japan and Zoloft in China.

See Notes to Combined Financial Statements—Note 18C. Segment, Geographic and Revenue Information: Other Revenue Information for additional information regarding the selected products discussed above.

See the “—Factors Affecting the Upjohn Business Performance—Industry-Specific Challenges—Recent Losses and Expected Losses of Product Exclusivity” section of this MD&A for information regarding the expiration of various patent rights.

See Notes to Combined Financial Statements—Note 17. Commitments and Contingencies for a discussion of recent developments concerning product litigation relating to certain of the products discussed above.

Product Developments

In 2019, the Upjohn Business submitted five Abbreviated New Drug Applications for authorized generics in Japan. In February 2020, the Japanese Ministry of Health, Labor and Welfare approved the Upjohn Business’s authorized generic of celecoxib, representing the first of the requested approvals. The Upjohn Business expects to launch the authorized generic of celecoxib in Japan during the second half of 2020.

Costs and Expenses

Cost of Sales

	Year Ended December 31,			% Change
(millions of dollars)	2019	2018	2017	19/18	18/17
Cost of sales	$1,713	$2,003	$2,036	(14)	(2)
As a percentage of Revenues	16.7%	16.1%	15.2%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

2019 vs. 2018

Cost of sales decreased $290 million, or 14%, in 2019, compared to 2018, primarily due to:

•	lower sales volumes as discussed above in Revenues, including a cost of goods sold impact of $131 million due to the June 2019 loss of exclusivity of Lyrica in the U.S.;

•	the favorable impact of allocated gains of $51 million associated with Pfizer hedging activity on intercompany inventory;

•	the favorable impact of foreign exchange of $41 million;

•	the impact of allocated Pfizer global supply network favorable distribution variances; and

•	lower allocated Puerto Rico excise taxes due to lower sales in 2019,

partially offset by:

•	increased cost of sales in China from higher sales volumes of various products; and

•	increased cost of sales in Japan from higher sales volumes of Lyrica, Celebrex and Effexor.

The increase in Cost of sales as a percentage of Revenues in 2019, compared to 2018, was primarily due to the factors discussed above.

2018 vs. 2017

Cost of sales decreased $33 million, or 2%, in 2018, compared to 2017, primarily due to:

•

the non-recurrence of $102 million in inventory losses, overhead costs, and incremental costs related to the period in 2017 during which our Puerto Rico plants were not operational due to hurricanes (for more information, see below); and

•	lower sales volumes of the Greenstone products and Lyrica in Europe and Australia,

partially offset by:

•

increased sales volumes primarily related to key products within our product portfolio, such as Lyrica primarily in the U.S. and Japan, Lipitor primarily in China and Brazil, and Norvasc primarily in China;

•	the unfavorable impact of foreign exchange of $15 million; and

•	the unfavorable impact of allocated losses of $19 million associated with Pfizer hedging activity on intercompany inventory.

The increase in Cost of sales as a percentage of Revenues in 2018, compared to 2017, was primarily due to the decline in revenues as well as all of the factors discussed above.

Impact of Hurricanes in Puerto Rico

We have manufacturing and commercial operations in Puerto Rico, which were impacted by the hurricanes toward the end of the third quarter in 2017. While our two manufacturing sites in Puerto Rico sustained some damage and became inoperable due to issues impacting Puerto Rico overall, both sites have resumed operations and remediation activities were completed in 2018.

Selling, Informational and Administrative (“SI&A”) Expenses

	Year Ended December 31,			% Change
(millions of dollars)	2019	2018	2017	19/18	18/17
Selling, informational and administrative expenses	$2,252	$2,568	$2,771	(12)	(7)
As a percentage of Revenues	22.0%	20.7%	20.7%

2019 vs. 2018

SI&A expenses decreased $317 million, or 12%, in 2019, compared to 2018, primarily due to:

•	a reduction in field force and advertising and promotion expenses in Developed Markets, primarily related to Lyrica in the U.S.;

•	the favorable impact of foreign exchange of $56 million; and

•	the non-recurrence of a special, one-time bonus paid in 2018 to virtually all Pfizer colleagues, excluding executives, of $30 million in 2018,

partially offset by:

•	investments in China across key brands.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

2018 vs. 2017

SI&A expenses decreased $203 million, or 7%, in 2018, compared to 2017, primarily due to:

•	decreased investments across several key products, primarily Viagra and Lyrica;

•	lower advertising, promotional and field force expenses, as well as general and administrative expenses, reflecting the benefits of cost-reduction and productivity initiatives; and

•	lower healthcare reform expenses of $42 million,

partially offset by:

•	additional investments in China, primarily for Lipitor and Norvasc; and

•	a special, one-time bonus paid in 2018 to virtually all Pfizer colleagues, excluding executives, of $30 million.

Research and Development (“R&D”) Expenses

	Year Ended December 31,			% Change
(millions of dollars)	2019	2018	2017	19/18	18/17
Research and development expenses	$279	$308	$343	(9)	(10)
As a percentage of Revenues	2.7%	2.5%	2.6%

2019 vs. 2018

R&D expenses decreased $29 million, or 9%, in 2019, compared to 2018, primarily due to a decrease in the expense allocations for research, development and medical functions provided by Pfizer’s research and development organization to the Upjohn Business as a result of the further rationalization of services as part of Pfizer’s reorganization that took place on January 1, 2019 and decreased spending for several programs for Lyrica post-approval safety and efficacy studies, partially offset by increased spending for programs related to Geodon post-approval studies and for pipeline product development and the non-recurrence of a Celebrex study close-out adjustment in 2018.

2018 vs. 2017

R&D expenses decreased $35 million, or 10%, in 2018, compared to 2017, primarily due to decreased spending for several programs for Lyrica post-approval safety and efficacy studies.

For additional information on Cost of sales, SI&A and R&D expenses by operating segment, see the “—Analysis of Operating Segment Information” section of this MD&A.

Amortization of Intangible Assets

	Year Ended December 31,			% Change
(millions of dollars)	2019	2018	2017	19/18	18/17
Amortization of intangible assets	$148	$157	$166	(5)	(6)
As a percentage of Revenues	1.5%	1.3%	1.2%

2019 vs. 2018

Amortization of intangible assets decreased $9 million, or 5%, in 2019, compared to 2018, primarily due to assets that became fully amortized at the end of their estimated useful lives.

2018 vs. 2017

Amortization of intangible assets decreased $10 million, or 6%, in 2018, compared to 2017, primarily due to assets that became fully amortized at the end of their estimated useful lives.

See also Notes to Combined Financial Statements—Note 12A. Identifiable Intangible Assets and Goodwill: Identifiable Intangible Assets.

Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives

	Year Ended December 31,			% Change
(millions of dollars)	2019	2018	2017	19/18	18/17
Costs associated with cost-reduction/productivity initiatives(a)	$185	$89	$(21)	*	*

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

*	Indicates calculation not meaningful or result is equal to or greater than 100%.
(a)

The costs associated with cost-reduction/productivity initiatives are predominately termination costs. Allocation of costs associated with cost-reduction/productivity initiatives was: $45 million in 2019, $104 million in 2018 and $59 million in 2017. For additional information, see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives.

Pfizer Cost-Reduction/Productivity Initiatives

From 2017 through December 31, 2019, the Upjohn Business incurred costs associated with Pfizer’s global cost-reduction/productivity initiatives across the enterprise, which in large part relate to employee termination costs. During 2018, Pfizer reviewed its business operations and determined that, at the start of its 2019 fiscal year, Pfizer would begin operating under a new commercial structure, which reorganized the Pfizer operations into three businesses––Biopharma, a science-based Innovative medicines business; the Upjohn Business; and a Consumer Healthcare business. As part of the Pfizer reorganization, the Upjohn Business was positioned as a standalone division within Pfizer with distinct and dedicated manufacturing, marketing, regulatory and, subject to limited exceptions, enabling functions, which better enables the Upjohn Business to optimize its growth potential. For the 2017-2019 initiatives, the Upjohn Business achieved savings of approximately $306 million and incurred approximately $355 million in costs over the three-year period 2017-2019. In 2020, the Upjohn Business expects to incur approximately $16 million of direct charges primarily related to employee termination costs to complete restructuring activities associated with the 2017-2019 cost-reduction initiatives. For additional information about this program, see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives.

In addition to these major initiatives, the Upjohn Business continuously monitors its operations for cost-reduction and/or productivity opportunities.

Other (Income)/Deductions—Net

	Year Ended December 31,			% Change
(millions of dollars)	2019	2018	2017	19/18	18/17
Other (income)/deductions—net	$362	$300	$288	21	4

Included in Other (income)/deductions—net is allocated Pfizer net interest-related expense of $288 million in 2019, $252 million in 2018 and $259 million in 2017. For information about the components of Other (income)/deductions—net, see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net.

See also the “––Analysis of Operating Segment Information” section of this MD&A.

Provision/(Benefit) for Taxes on Income

	Year Ended December 31,			% Change
(millions of dollars)	2019	2018	2017	19/18	18/17
Provision/(benefit) for taxes on income	$409	$925	$(2,366)	(56)	*
Effective tax rate on operations	7.7%	13.1%	(30.2)%

*	Indicates calculation not meaningful or result is equal to or greater than 100%.

For information about the effective tax rate of the Upjohn Business and the events and circumstances contributing to the changes between periods, see Notes to Combined Financial Statements—Note 7. Tax Matters.

Changes in Tax Laws

On December 22, 2017, the U.S. enacted significant changes to U.S. tax law following the passage and signing of the TCJA. The TCJA is complex and significantly changes the U.S. corporate income tax system by, among other things, reducing the U.S. Federal corporate tax rate from 35% to 21%, transitioning U.S. international taxation from a worldwide tax system to a territorial tax system and imposing a repatriation tax on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries. In accordance with guidance issued by the SEC, the Upjohn Business recorded provisional estimates of the legislation in the fourth-quarter 2017. In 2018, the Upjohn Business finalized its provisional accounting for the tax effects of the TCJA based on its best estimates of available information and data, and has reported and disclosed the impacts within the applicable measurement period, in accordance with guidance provided by the SEC. For additional information, see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income, and the “––Analysis of Financial Condition, Liquidity and Capital Resources—Selected Measures of Liquidity and Capital Resources––Contractual Obligations” section of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

On January 23, 2017, the Governor of Puerto Rico signed into law Act No. 3-2017, amending Section 2101 of the Puerto Rico Internal Revenue Code of 1994, which imposes an excise tax that was effective beginning in 2011 (Act 154). The excise tax is imposed on the purchase of products by multinational corporations and their affiliates from their Puerto Rico affiliates. As originally adopted, the excise tax was to be in effect from 2011 through 2016 and the tax rate was to decline over time from 4% in 2011 to 1% in 2016. Act No. 2-2013 extended the excise tax through 2017 and, effective July 1, 2013, increased the tax rate to 4% for all years through 2017. Act No. 3-2017 further extended the excise tax for all years through 2027 at a rate of 4%. The excise tax has been recorded in Cost of sales and Provision/(benefit) for taxes on income, as appropriate.

Non-GAAP Financial Measure (“Adjusted Income”)

General Description of Non-GAAP Financial Measure (“Adjusted Income”)

Adjusted income is an alternative view of performance used by management. The Upjohn Business measures the performance of the overall company on this basis in conjunction with other performance metrics. Because Adjusted income is an important internal measurement for Pfizer and the Upjohn Business, the Upjohn Business believes that investors’ understanding of its performance is enhanced by disclosing this performance measure. The Upjohn Business presents Adjusted income and certain components of Adjusted income in order to portray the results of its major operations—the manufacture, marketing and sale of pharmaceutical products—prior to considering certain income statement elements. Adjusted income is defined by the Upjohn Business as Net income attributable to the Upjohn Business before the impact of purchase accounting for acquisitions and certain significant items, which are described below. Similarly, it has defined the Adjusted income components as Cost of sales, Selling, informational and administrative expenses, Research and development expenses, Amortization of intangible assets and Other (income)/ deductions—net each before the impact of purchase accounting for acquisitions and certain significant items. The Adjusted income measure and the Adjusted income component measures are not, and should not be viewed as, substitutes for U.S. GAAP net income or U.S. GAAP net income components.

The following are examples of how the Adjusted income measure is utilized:

•	senior management of Pfizer and the Upjohn Business receive a monthly analysis of the operating results of the Upjohn Business that is prepared on an Adjusted income basis;

•	the annual budget of the Upjohn Business is prepared on an Adjusted income basis; and

•

Pfizer and the Upjohn Business’s senior management’s annual compensation is derived, in part, using Adjusted income measures. The bonus plan for virtually all bonus-eligible, non-sales-force employees worldwide, including the Upjohn Business Executive Leadership Team members and other members of senior management, are funded from one pool based on Pfizer’s performance measured by three financial metrics, one of which is derived from Adjusted income and accounts for 40% of the bonus pool funding. The Upjohn Business is allocated a portion of the funded bonus pool based on its performance. In addition, effective in 2019, Adjusted net income, which is derived from Adjusted income, is one of the measures utilized to determine payout for performance share awards and is used for performance years starting in 2019, except for the 2017 performance share award grant that used the previous metric Adjusted operating income.

Adjusted income and its components are non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, are limited in their usefulness to investors. Because of their non-standardized definitions, Adjusted income and its components (unlike U.S. GAAP net income and its components) may not be comparable to the calculation of similar measures of other companies. Adjusted income and its components are presented solely to permit investors to more fully understand how management assesses performance.

The Upjohn Business also recognizes that, as internal measures of performance, the Adjusted income and its components measures have limitations, and it does not restrict its performance-management process solely to these metrics. A limitation of these measures is that they provide a view of operations without including all events during a period, such as the effects of an acquisition or amortization of purchased intangibles, and do not provide a comparable view of performance to other companies in the pharmaceutical industry.

See the accompanying reconciliations of certain GAAP reported to non-GAAP adjusted information for each of the years ended December 31, 2019, 2018 and 2017 below.

Purchase Accounting Adjustments

Adjusted income is calculated prior to considering certain significant purchase accounting impacts resulting from business combinations and net asset acquisitions. These impacts, primarily associated with Pfizer’s acquisitions of Pharmacia in 2003 and Wyeth in 2009, can include amortization related to the increase in fair value of the acquired finite-lived intangible assets, and to a much lesser extent, depreciation related to the increase/decrease in fair value of the acquired fixed assets (primarily manufacturing facilities). Therefore, the Adjusted income measure includes the revenues earned upon the sale of the acquired products without considering the acquisition cost of those products. Upjohn did not complete any business combinations during the periods covered by this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Certain of the purchase accounting adjustments can occur through 20 or more years, but this presentation provides an alternative view of the performance of the Upjohn Business that is used by management to internally assess business performance. It is the belief of the Upjohn Business that the elimination of amortization attributable to acquired intangible assets provides management and investors an alternative view of its business results by trying to provide a degree of parity to internally developed intangible assets for which R&D costs previously have been expensed.

However, a completely accurate comparison of internally developed intangible assets and acquired intangible assets cannot be achieved through Adjusted income. This component of Adjusted income is derived solely from the impacts of the items listed in the first paragraph of this section. The impacts of any other differences in experience that might have occurred if the Upjohn Business had discovered and developed those intangible assets on its own have not been factored in, and this approach does not intend to be representative of the results that would have occurred in those circumstances. For example, costs to manufacture may have been different. In addition, marketing efforts of the Upjohn Business may have been received differently by its customers. As such, in total, there can be no assurance that the Adjusted income amounts would have been the same as presented had the Upjohn Business discovered and developed the acquired intangible assets.

Certain Significant Items

Adjusted income is calculated prior to considering certain significant items. Certain significant items represent substantive and/or unusual items that are evaluated on an individual basis. Such evaluation considers both the quantitative and the qualitative aspects of their nature. Certain significant items may be highly variable and difficult to predict. Furthermore, in some cases it is reasonably possible that they could reoccur in future periods. For example, major non-acquisition-related cost-reduction programs stand on their own as they are specific to an event or goal with a defined term, but there may be subsequent programs based on reorganizations of the business, cost productivity or in response to operational or economic conditions. Legal charges to resolve litigation are also related to specific cases, which are facts and circumstances specific. Unusual items may represent items that are not part of the ongoing business; items that, either as a result of their nature or size, would not be expected to occur as part of the normal business on a regular basis; items that would be non-recurring; or items that relate to products the Upjohn Business no longer sells. While not all-inclusive, examples of items that could be included as certain significant items would be major non-acquisition-related restructuring charges and associated implementation costs; amounts related to certain disposals of businesses, products or facilities that do not qualify as discontinued operations under U.S. GAAP; certain intangible asset impairments; allocated Pfizer gains and losses from equity securities because of their inherent volatility, which the Upjohn Business does not control and cannot predict with any level of certainty and because it does not believe that including these gains and losses assists investors in understanding its business or is reflective of its core operations and business; adjustments related to the resolution of certain tax positions; the impact of adopting certain significant, event-driven tax legislation, such as the TCJA discussed in Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income; or charges related to certain legal matters, such as certain of those discussed in Notes to Combined Financial Statements—Note 17A. Commitments and Contingencies: Legal Proceedings. Normal, ongoing defense costs or settlements of and accruals for legal matters made in the normal course of business would not be considered certain significant items.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Reconciliation of U.S. GAAP Reported to Non-GAAP Adjusted Information—Certain Line Items

	Year Ended December 31, 2019
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$10,244	$—	$—	$10,244
Cost of sales	1,713	—	(12)	1,701
Selling, informational and administrative expenses	2,252	(1)	(17)	2,234
Research and development expenses	279	—	(9)	269
Amortization of intangible assets	148	(147)	—	1
Restructuring charges/(credits)	159	—	(159)	—
Other (income)/deductions—net	362	4	(252)	114
Income before provision/(benefit) for taxes on income	5,331	145	449	5,925
Provision/(benefit) for taxes on income(b)	409	24	464	898
Net income before allocation to noncontrolling interests	4,922	121	(15)	5,028
Net income attributable to noncontrolling interests	5	—	—	5
Net income attributable to the Upjohn Business	4,917	121	(15)	5,023

	Year Ended December 31, 2018
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$12,431	$—	$—	$12,431
Cost of sales	2,003	—	(19)	1,983
Selling, informational and administrative expenses	2,568	(2)	(48)	2,519
Research and development expenses	308	—	(1)	307
Amortization of intangible assets	157	(156)	—	1
Restructuring charges/(credits)	39	—	(39)	—
Other (income)/deductions—net	300	7	(80)	227
Income before provision/(benefit) for taxes on income	7,056	151	188	7,395
Provision/(benefit) for taxes on income(b)	925	26	74	1,026
Net income before allocation to noncontrolling interests	6,131	125	113	6,369
Net income attributable to noncontrolling interests	3	—	—	3
Net income attributable to the Upjohn Business	6,128	125	113	6,367

	Year Ended December 31, 2017
(millions of dollars)	GAAP Reported	Purchase Accounting Adjustments(a)	Certain Significant Items(a)	Non-GAAP Adjusted
Revenues	$13,359	$—	$—	$13,359
Cost of sales	2,036	(1)	(145)	1,891
Selling, informational and administrative expenses	2,771	(2)	(16)	2,753
Research and development expenses	343	—	(1)	342
Amortization of intangible assets	166	(166)	—	1
Restructuring charges/(credits)	(80)	—	80	—
Other (income)/deductions—net	288	10	(114)	184
Income before provision/(benefit) for taxes on income	7,835	159	195	8,189
Provision/(benefit) for taxes on income(b)	(2,366)	35	5,005	2,673
Net income before allocation to noncontrolling interests	10,201	124	(4,809)	5,516
Net income attributable to noncontrolling interests	3	—	—	3
Net income attributable to the Upjohn Business	10,199	124	(4,809)	5,513

(a)	For details of adjustments, see “Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP Adjusted Income” below.
(b)

The effective tax rate on Non-GAAP Adjusted income was 15.1%, 13.9% and 32.6% in the years ended December 31, 2019, 2018 and 2017, respectively. The increase in the effective tax rate on Non-GAAP Adjusted income for 2019 compared with 2018 was primarily due to an unfavorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business, as well as a decrease in tax benefits associated with the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities and the expiration of certain statutes of limitations. The decrease in the effective tax rate on Non-GAAP Adjusted income for 2018 compared with 2017 was primarily due to tax benefits associated with the December 2017 enactment of the TCJA, a favorable change in the jurisdictional mix of earnings as a result of operating fluctuations in the normal course of business, as well as an increase in benefits associated with the resolution of certain tax positions pertaining to prior years primarily with various foreign tax authorities and the expiration of certain statutes of limitations.

Details of Income Statement Items Included in GAAP Reported but Excluded from Non-GAAP Adjusted Income

Adjusted income, as shown above, excludes the following items:

	Year Ended December 31,
(millions of dollars)	2019	2018	2017
Purchase accounting adjustments
Amortization of intangible assets(a)	$147	$156	$166
Other	(2)	(5)	(7)

Total purchase accounting adjustments—pre-tax	145	151	159
Income taxes(b)	(24)	(26)	(35)

Total purchase accounting adjustments—net of tax	121	125	124

Certain significant items
Restructuring charges/(credits)––cost-reduction initiatives(c)	159	39	(80)
Implementation costs and additional depreciation—asset restructuring(d)	26	49	59
Certain legal matters, net(e)	252	73	128
Inventory losses and other costs due to Hurricanes in Puerto Rico(f)	(1)	(13)	102
One-time bonus related to enactment of TCJA(g)	—	30	—
Other(h)	13	9	(14)

Total certain significant items—pre-tax	449	188	195
Income taxes(i)	(464)	(74)	(5,005)

Total certain significant items—net of tax	(15)	113	(4,809)

Total purchase accounting adjustments and certain significant items—net of tax, attributable to the Upjohn Business	$106	$239	$(4,685)

(a)	Included in Amortization of intangible assets.
(b)

Included in Provision/(benefit) for taxes on income. Income taxes includes the tax effect of the associated pre-tax amounts, calculated by determining the jurisdictional location of the pre-tax amounts and applying that jurisdiction’s applicable tax rate. Income taxes do not reflect any changes associated with the enactment of the TCJA. Changes resulting from the TCJA have been reflected in the line item, Certain significant items “Income taxes”.

(c)

Amounts relate to employee termination costs, asset impairments and other exit costs not associated with acquisitions, which are included in Restructuring charges (see Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost Reduction/Productivity Initiatives). For all periods, the charges/(credits) were primarily related to employee termination costs. For 2017, the credits were mostly related to reversals of previously recorded accruals for employee termination costs.

(d)

Primarily included in Cost of sales ($12 million, $33 million and $42 million in 2019, 2018 and 2017, respectively), Selling, informational and administrative expenses ($12 million, $16 million and $16 million in 2019, 2018 and 2017, respectively) and Research and development expenses ($2 million in 2019 only). Represents the impact of changes in estimated useful lives of assets involved in restructuring actions related to acquisitions.

(e)	Included in Other (income)/deductions—net (see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net).
(f)

Primarily included in Cost of sales. In 2019 and 2018, represents income in connection with the hurricanes in Puerto Rico. In 2017, represents inventory losses, overhead costs related to the period in which the Puerto Rico plants were not operational as a result of the hurricanes in Puerto Rico toward the end of the third quarter of 2017. For additional information, see the “––Costs and Expenses: Cost of sales” section of this MD&A.

(g)

Included in Selling, informational and administrative expenses. Represents a charge in 2018 for a special one-time bonus paid to virtually all colleagues excluding executives, which was one of several actions taken by Pfizer after evaluating the expected positive net impact of the December 2017 enactment of the legislation commonly referred to as the TCJA.

(h)

For 2019, primarily included in Selling, informational and administrative expenses ($5 million) and Research and development expenses ($7 million). For 2018, primarily included in Selling, informational and administrative expenses ($1 million) and Other (income)/deductions—net ($7 million). For 2017, primarily included in Other (income)/deductions—net ($14 million income). For 2019, includes, among other things, an upfront license fee payment of $4.5 million to Genzum. For 2018, includes, among other things, an allocation of net losses on investments of $4 million. For 2017, primarily includes an allocation of net gains on investments of $14 million.

(i)

Included in Provision/(benefit) for taxes on income. Income taxes includes the tax effect of the associated pre-tax amounts, calculated by determining the jurisdictional location of the pre-tax amounts and applying that jurisdiction’s applicable tax rate. The amount in 2019 was favorably impacted primarily by a benefit recorded of approximately $290 million, representing tax and interest, resulting from the favorable settlement of a U.S. IRS audit for multiple years, as well as the tax benefit recorded as a result of additional guidance issued by the U.S. Department of Treasury related to the TCJA. The amount in 2018 was favorably impacted primarily by tax benefits related to the TCJA, including certain current year tax initiatives, as well as adjustments to the provisional estimate of the legislation, reported and disclosed within the applicable measurement period in accordance with guidance issued by the SEC. The amount in 2017 was favorably impacted by tax benefits primarily associated with the remeasurement of deferred tax liabilities, which includes the repatriation tax on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries associated with the TCJA. See Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Analysis of Operating Segment Information

The following tables and associated notes provide additional information about the performance of the three operating segments of the Upjohn Business for the periods presented—the Developed Markets segment, the Greater China segment and the Emerging Markets segment. For additional information about each operating segment, see the Notes to Combined Financial Statements—Note 18. Segment, Geographic and Revenue Information.

The following tables provide revenue and cost information by reportable operating segment and a reconciliation of that information to the combined statements of income for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$6,748	$2,430	$1,065	$—	$10,244	$—	$10,244
Operating expenses(a)	1,948	674	384	1,198	4,204	40	4,244
Amortization of intangible assets	—	—	—	—	1	147	148
Restructuring charges/(credits)	—	—	—	—	—	159	159
Other (income)/deductions––net	(2)	(4)	3	117	114	247	362

Income/(loss) before provision/(benefit) for taxes on income	$4,802	$1,760	$678	$(1,315)	$5,925	$(594)	$5,331

	Year Ended December 31, 2018
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$8,848	$2,396	$1,186	$—	$12,431	$—	$12,431
Operating expenses(a)	2,476	669	439	1,226	4,809	70	4,879
Amortization of intangible assets	—	—	—	—	1	156	157
Restructuring charges/(credits)	—	—	—	—	—	39	39
Other (income)/deductions—net	(26)	—	5	247	227	73	300

Income/(loss) before provision/(benefit) for taxes on income	$6,399	$1,728	$742	$(1,473)	$7,395	$(339)	$7,056

	Year Ended December 31, 2017
(millions of dollars)	Developed Markets(b)	Greater China(b)	Emerging Markets(b)	Other(c)	Non-GAAP Adjusted(d)	Reconciling Items(e)	GAAP Reported
Revenues	$10,203	$1,950	$1,207	$—	$13,359	$—	$13,359
Operating expenses(a)	2,695	515	465	1,312	4,986	164	5,150
Amortization of intangible assets	—	—	—	—	1	166	166
Restructuring charges/(credits)	—	—	—	—	—	(80)	(80)
Other (income)/deductions––net	(7)	—	(2)	193	184	104	288

Income/(loss) before provision/(benefit) for taxes on income	$7,515	$1,435	$744	$(1,505)	$8,189	$(354)	$7,835

(a)	Comprised of Cost of sales, Selling, informational and administrative expenses and Research and development expenses.
(b)	Amounts represent the revenues and costs managed by each operating segment. The expenses generally include only those costs directly attributable to the operating segment.
(c)	Other comprises the costs included in Adjusted income components (see footnote (d) below) that are managed outside of the three operating segments and includes the following:

	Year Ended December 31, 2019
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	250	—	947	1,198
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions—net	(1)	—	119	117

Loss before provision/(benefit) for taxes on income	$(249)	$—	$(1,066)	$(1,315)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

	Year Ended December 31, 2018
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	261	7	958	1,226
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions—net	(1)	—	248	247

Loss before provision/(benefit) for taxes on income	$(260)	$(7)	$(1,206)	$(1,473)

	Year Ended December 31, 2017
	Other Business Activities
(millions of dollars)	RDM(i)	GPD(ii)	Corporate and Other Unallocated(iii)	Total
Revenues	$—	$—	$—	$—
Operating expenses(iv)	296	12	1,004	1,312
Amortization of intangible assets	—	—	—	—
Restructuring charges/(credits)	—	—	—	—
Other (income)/deductions—net	—	—	193	193

Loss before provision/(benefit) for taxes on income	$(296)	$(12)	$(1,196)	$(1,505)

(i)

RDM—the R&D expenses managed by the Upjohn Research, Development and Medical organization and, to a lesser extent, the Pfizer Research, Development and Medical organization, which are both generally responsible for research activities.

(ii)

GPD—the costs managed by the Upjohn Research, Development and Medical organization and the Pfizer Global Products Development organization, which provides technical support and other services, associated with facilitating all regulatory submissions and interactions with regulatory agencies.

(iii)

Corporate and Other Unallocated—the costs associated with platform functions (such as worldwide technology, global real estate operations, legal, finance, human resources, worldwide public affairs, compliance and worldwide procurement), patient advocacy activities and certain compensation and other corporate costs, such as interest income and expense, and gains and losses on investments, as well as overhead expenses associated with manufacturing (which include manufacturing variances associated with production) and commercial operations that are not directly assessed to an operating segment, as business unit (segment) management does not manage these costs.

(iv)	Comprised of Cost of sales, Selling, informational and administrative expenses and Research and development expenses.
(d)	See the “—Non-GAAP Financial Measure (Adjusted Income)” section of this MD&A for a definition of these “Adjusted Income” components.
(e)

Includes costs associated with (i) purchase accounting adjustments; and (ii) certain significant items, which are substantive and/or unusual, and in some cases recurring, items (such as restructuring or legal charges), that are evaluated on an individual basis by management. For additional information about these reconciling items and/or Non-GAAP adjusted measure of performance, see the “—Non-GAAP Financial Measure (“Adjusted Income”)” section of this MD&A.

Developed Markets Operating Segment

2019 vs. 2018

Revenues

Developed Markets Revenues decreased $2.1 billion, or 24%, to $6.7 billion, reflecting an operational decrease of $2.0 billion, or 23%, and the unfavorable impact of foreign exchange of $101 million, or 1%.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

The following provides an analysis of the changes in Developed Markets Revenues:

(millions of dollars)
Developed Markets Revenues, 2018		$8,848
Operational growth/(decline):
Celebrex, Effexor, and Lyrica growth in Japan	$72
Lower revenues for Lyrica in the U.S., reflecting the expected significantly lower volumes associated with multi-source generic competition that began in July 2019	(1,579)
Declines from increased generic competition for other products which have recently lost exclusivity, primarily Viagra and Relpax in the U.S., as well as a recent generic entry for Revatio in the U.S. and additional generic competition for sildenafil citrate and medroxyprogesterone intramuscular impacting Greenstone	(395)
Other operational factors, net	(97)

Operational decline, net	(1,999)	(1,999)

Operational revenues		6,849
Unfavorable impact of foreign exchange	(101)	(101)

Developed Markets Revenues decrease	$(2,100)

Developed Markets Revenues, 2019		$6,748

Costs and Expenses

Operating expenses—Developed Markets operating expenses decreased $527 million, or 21%, due to an operational decrease of $510 million, or 21%, and the favorable impact of foreign exchange of $18 million, or 1%. The operational decrease was primarily driven by a decrease in cost of sales due to lower sales volumes as a result of product losses of exclusivity and generic competition, as well as a reduction in field force and advertising and promotion expenses, primarily related to Lyrica in the U.S.

2018 vs. 2017

Revenues

Developed Markets Revenues decreased $1.4 billion, or 13%, to $8.8 billion, reflecting an operational decrease of $1.4 billion, or 14%, partially offset by the favorable impact of foreign exchange of $72 million, or 1%.

The following table provides an analysis of the changes in Developed Markets Revenues:

(millions of dollars)
Developed Markets Revenues, 2017		$10,203
Operational growth/(decline):
Declines from loss of exclusivity primarily from Viagra and Relpax in the U.S., Lyrica in Europe and Australia, and Revatio in Europe, as well as additional generic competition for medroxyprogesterone intramuscular impacting Greenstone and for Nitrostat	$(1,118)
Lyrica growth in the U.S. and Japan	164
Lower revenues for Celebrex in the U.S. and Lipitor in the U.S. and Japan	(216)
Other declines from Greenstone	(106)
Other operational factors, net	(151)

Operational decline, net	(1,427)	(1,427)

Operational revenues		8,777
Favorable impact of foreign exchange	72	72

Developed Markets Revenues decrease	$(1,355)

Developed Markets Revenues, 2018		$8,848

Costs and Expenses

Operating expenses—Developed Markets operating expenses decreased $219 million, or 8%, due to an operational decrease of $223 million, or 8%, partially offset by the impact of unfavorable foreign exchange of $4 million, or less than 1%. The operational decrease was primarily driven by a reduction in field force and advertising and promotion expenses as well as lower cost of sales as a result of loss of exclusivity of Viagra in the U.S., continued cost reductions overall for Europe, and reduction in field force and advertising and promotion expenses for Lyrica in the U.S. in advance of the June 2019 loss of exclusivity, partially offset by increased cost of sales for Lyrica in the U.S., which was still growing during this period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Greater China Operating Segment

2019 vs. 2018

Revenues

Greater China Revenues increased $34 million, or 1%, to $2.4 billion, reflecting operational growth of $145 million, or 6%, partially offset by the unfavorable impact of foreign exchange of $111 million, or 5%.

The following provides an analysis of the changes in Greater China Revenues:

(millions of dollars)
Greater China Revenues, 2018		$2,396
Operational growth/(decline):
Celebrex and Lyrica sales growth, mainly in China	$44
Lipitor and Norvasc overall sales growth, mainly in China, inclusive of declines driven by the March 2019 Chinese government implementation of a volume-based procurement program in certain cities, along with volume growth and geographic expansion in provinces where volume-based procurement was not yet implemented(a)	34
Viagra sales growth, mainly in China	31
Zoloft and Effexor sales growth, mainly in China	23
Other operational factors, net	14

Operational growth, net	145	145

Operational revenues		2,541
Unfavorable impact of foreign exchange	(111)	(111)

Greater China Revenues increase	$34

Greater China Revenues, 2019		$2,430

(a)

See the “––Factors Affecting the Upjohn Business Performance––Industry-Specific Challenges––Regulatory Environment/Pricing and Access–– International” section of this MD&A for information about the volume-based procurement program in China.

Costs and Expenses

Operating expenses—Greater China operating expenses increased $5 million, or 1%, due to an operational increase of $76 million, or 11%, partially offset by the favorable impact of foreign exchange of $71 million, or 11%. The operational increase was primarily due to increased cost of goods sold from higher sales volumes and increased field force expenses from investments made in geographic expansion, both primarily in China.

2018 vs. 2017

Revenues

Greater China Revenues increased $447 million, or 23%, to $2.4 billion, reflecting operational growth of $382 million, or 20%, and the favorable impact of foreign exchange of $65 million, or 3%.

The following table provides an analysis of the changes in Greater China Revenues:

(millions of dollars)
Greater China Revenues, 2017		$1,950
Operational growth/(decline):
Lipitor and Norvasc sales growth, mainly in China	$321
Celebrex and Lyrica sales growth, mainly in China	33
Other operational factors, net	28

Operational growth, net	382	382

Operational revenues		2,331
Favorable impact of foreign exchange	65	65

Greater China Revenues increase	$447

Greater China Revenues, 2018		$2,396

Costs and Expenses

Operating expenses—Greater China operating expenses increased $154 million, or 30%, due to an operational increase of $116 million, or 23%, and the unfavorable impact of foreign exchange of $38 million, or 7%. The operational increase was primarily due to increased field force and advertising and promotion expenses as well as increased cost of goods sold from higher sales volumes and investments made in geographic expansion.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Emerging Markets Operating Segment

2019 vs. 2018

Revenues

Emerging Markets Revenues decreased $121 million, or 10%, to $1.1 billion, reflecting an operational decrease of $84 million, or 7%, and the unfavorable impact of foreign exchange of $37 million, or 3%.

The following provides an analysis of the changes in Emerging Markets Revenues:

(millions of dollars)
Emerging Markets Revenues, 2018		$1,186
Operational growth/(decline):
Declines in Norvasc and Lipitor sales, net, driven by discontinued sales of Norvasc in Venezuela and Lipitor in Saudi Arabia, and declines in Lipitor from other Gulf countries in the Middle East, partially offset by Lipitor stock build with a distributor in Vietnam	$(41)
Declines in Celebrex and Lyrica sales, net, driven by Celebrex pricing pressure in Mexico from generics and supply issues in Saudi Arabia and Thailand and Lyrica sales decline in Saudi Arabia	(26)
Other operational factors, net	(17)

Operational decline, net	(84)	(84)

Operational revenues		1,102
Unfavorable impact of foreign exchange	(37)	(37)

Emerging Markets Revenues decrease	$(121)

Emerging Markets Revenues, 2019		$1,065

Costs and Expenses

Operating expenses—Emerging Markets operating expenses decreased $55 million, or 13%, due to an operational decrease of $56 million, or 13%, and the unfavorable impact of foreign exchange of $1 million, or less than 1%. The operational decrease was primarily due to lower cost of sales due to discontinued sales of Lipitor in Saudi Arabia, and lower field force expenses, other marketing expenses and general and administrative expenses across several products and markets.

2018 vs. 2017

Revenues

Emerging Markets Revenues decreased $20 million, or 2%, to $1.2 billion, primarily due to the unfavorable impact of foreign exchange.

The following table provides an analysis of the changes in Emerging Markets Revenues:

(millions of dollars)
Emerging Markets Revenues, 2017		$1,207
Operational growth/(decline):
Lipitor and Norvasc sales growth, net, across Emerging Markets	$35
Celebrex sales decline in Mexico due to generic entry	(17)
Other operational factors, net	(18)

Operational decline, net	(1)	(1)

Operational revenues		1,206
Unfavorable impact of foreign exchange	(20)	(20)

Emerging Markets Revenues decrease	$(20)

Emerging Markets Revenues, 2018		$1,186

Costs and Expenses

Operating expenses—Emerging Markets operating expenses decreased $26 million, or 6%, due to an operational decrease of $11 million, or 2%, and the favorable impact of foreign exchange of $15 million, or 3%. The operational decrease was primarily driven by lower field force expenses in Brazil and Saudi Arabia, partially offset by higher manufacturing costs for the Upjohn Business’s products associated with Pfizer’s manufacturing operations in Saudi Arabia, which commenced production in 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Analysis of the Combined Statements of Comprehensive Income

Changes in the components of Accumulated other comprehensive loss reflect the following:

2019

•

Foreign currency translation adjustments, net, mainly reflects the strengthening of the U.S. dollar against the euro and the Korean won, partially offset by the weakening of the U.S. dollar against the Japanese yen and Mexican peso.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects a decrease in the net loss from (i) gain from actual return on plan assets; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the net impact from curtailments and settlements for elimination of coverage of certain non-Upjohn plan participants, partially offset by (i) an increase in net loss on the benefit obligation from the decrease in discount rates and lump sum interest rates; (ii) transfer in of net losses for the newly established Upjohn sponsored plans outside the U.S.; and (iii) the unfavorable impact on foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, mainly reflects (i) the transfer of net prior service costs to the newly established Upjohn sponsored plans outside the U.S.; (ii) the amortization of prior service credits previously recognized in Other comprehensive income; and (iii) curtailment gains for the elimination of coverage of certain non-Upjohn plan participants, partially offset by the favorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

2018

•	Foreign currency translation adjustments, mainly reflects the strengthening of the U.S. dollar against the euro, U.K. pound and Chinese renminbi.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects an increase in net loss from actual loss on plan assets, offset by (i) gain on the benefit obligation from the increase in discount rate assumption; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the favorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, mainly reflects (i) the reclassification into income of amounts related to amortization of changes in prior service credits previously recognized in Other comprehensive income; (ii) the unfavorable impact on prior service cost of a plan amendment; and (iii) the unfavorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

2017

•	Foreign currency translation adjustments, mainly reflects the weakening of the U.S. dollar against the euro, U.K. pound and the Canadian dollar.

•

Benefit plans: actuarial gains/(losses), net, mainly reflects a gain from actual return on plan assets, offset by (i) a loss on the benefit obligation from the decrease in discount rate assumption; (ii) the amortization of net loss previously recognized in Other comprehensive income; and (iii) the unfavorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

•

Benefit plans: prior service (costs)/credits and other, net, mainly reflects the reclassification into income of amounts related to amortization of changes in prior service credits previously recognized in Other comprehensive income, partially offset by the favorable impact of foreign exchange. For additional information, see Notes to Combined Financial Statements—Note 15. Benefit Plans.

Analysis of the Combined Balance Sheets

For information about certain financial assets and liabilities, see the “—Analysis of the Combined Statements of Cash Flows” section of this MD&A, the “—Analysis of Financial Condition, Liquidity and Capital Resources: Selected Measures of Liquidity and Capital Resources” section of this MD&A and Notes to Combined Financial Statements—Note 9. Financial Instruments.

For information about events and circumstances impacting tax-related accounts, see Notes to Combined Financial Statements—Note 7. Tax Matters.

For a description of changes in Total Equity, see the combined statements of equity. For the components of Net transfers (to)/from Pfizer that are included within Total Equity, see Notes to Combined Financial Statements—Note 19. Related Party Transactions.

For information related to changes in Accumulated other comprehensive loss, see the “—Analysis of the Combined Statements of Comprehensive Income” section of this MD&A and Notes to Combined Financial Statements—Note 8. Accumulated Other Comprehensive Income/(Loss).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

The changes in the asset and liability accounts as of December 31, 2019, compared to December 31, 2018, generally reflect, and the following explanations exclude, fluctuations in foreign currency exchange rates and the impact of the adoption of a new accounting standard in the first quarter of 2019 (see Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard).

•

For Trade accounts receivable, less allowance for doubtful accounts, the change reflects the timing of sales and collections in the normal course of business, as well as a decrease in trade accounts receivable resulting from reduced sales, including lower Lyrica sales volumes due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019.

•	For Inventories, the change reflects a decrease of inventories in the normal course of business.

•

For Other current assets, the change reflects a net increase in assets in the normal course of business (see Notes to Combined Financial Statements—Note 13A. Other Current and Noncurrent Assets: Other Current Assets).

•	For Property, plant and equipment, less accumulated depreciation, the change primarily reflects capital additions in the normal course of business, partially offset by depreciation during the period.

•	For Identifiable intangible assets, less accumulated amortization, the change primarily reflects amortization for the period.

•

For Other noncurrent assets, the change reflects a net increase in assets in the normal course of business (see Notes to Combined Financial Statements—Note 13B. Other Current and Noncurrent Assets: Other Noncurrent Assets).

•

For Trade accounts payable, the change reflects the timing of purchases and payments in the normal course of business, as well as a decrease to amounts under payment to state agencies for Medicaid, as a result of reduced Lyrica sales in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019.

•	For Accrued compensation and related items, the change reflects payments and accruals in the normal course of business.

•

For Other current liabilities, the change reflects a decrease in liabilities associated with payments and accruals in the normal course of business, including decreases in rebate and royalty accruals and an increase in accrued sales returns recorded for Lyrica in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019, an increase in accruals for legal contingencies and an increase in restructuring accruals (see Notes to Combined Financial Statements—Note 14A. Other Current and Noncurrent Liabilities: Other Current Liabilities and—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/ Productivity Initiatives).

•

For Other noncurrent liabilities, the change reflects an increase in accruals in the normal course of business, including an increase in the sales returns reserve recorded for Lyrica in the U.S. due to loss of product exclusivity in the U.S. in June 2019 and the multi-source generic competition that began in July 2019 (see Notes to Combined Financial Statements—Note 14B. Other Current and Noncurrent Liabilities: Other Noncurrent Liabilities).

Analysis of the Combined Statements of Cash Flows

	Year Ended December 31,			% Change
(millions of dollars)	2019	2018	2017	19/18	18/17
Cash provided by/(used in):
Operating activities	$4,720	$5,721	$7,397	(17)	(23)
Investing activities	(98)	(59)	(50)	67	18
Financing activities	(4,438)	(5,662)	(7,350)	(22)	(23)
Effect of exchange-rate changes on cash and cash equivalents	(1)	—	—	*	*

Net increase/(decrease) in Cash and cash equivalents	$184	$—	$(2)	*	*

*	Indicates calculation not meaningful or result is equal to or greater than 100%.

In the combined statements of cash flows, the line item, Other changes in assets and liabilities, is presented excluding the effects of changes in foreign currency exchange rates, as these changes do not reflect actual cash inflows or outflows and excluding any other significant non-cash movements. Accordingly, the amounts shown will not necessarily agree with the changes in the assets and liabilities that are presented in the combined balance sheets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Operating Activities

2019 vs. 2018

Net cash provided by operating activities was $4.7 billion in 2019, compared to $5.7 billion in 2018. The decrease in net cash provided by operating activities reflects a decrease in net cash generated from net income. The net cash generated reflects the timing of receipts from customers and payments to vendors in the ordinary course of business.

In 2019, the change in the line item Other adjustments, net primarily reflects, among other things, increases in net allocated gains on foreign exchange contracts.

In 2019 and 2018, the line item Other changes in assets and liabilities primarily reflects changes, in the normal course of business, in trade accounts receivable, inventories, other current and noncurrent assets, trade accounts payable, accrued compensation, other current and noncurrent liabilities, as well as in 2019, the adjustment necessary to reflect the non-cash nature of a favorable settlement of a U.S. IRS audit for multiple tax years (see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income).

For additional information about changes in other assets and liabilities account balances, see the “—Analysis of the Combined Balance Sheets” in this MD&A.

2018 vs. 2017

Net cash provided by operating activities was $5.7 billion in 2018, compared to $7.4 billion in 2017. The decrease in net cash provided by operating activities reflects a decrease in net cash generated from net income. The net cash generated reflects the timing of receipts from customers and payments to vendors in the ordinary course of business.

In 2018, the change in the line item Other adjustments, net primarily reflects, among other things, decreases in allocated net gains on foreign exchange contracts, partially offset by decreases in allocated net unrealized losses on equity securities.

In 2018 and 2017, the line item Other changes in assets and liabilities primarily reflects changes, in the normal course of business, in trade accounts receivable, inventories, other current and noncurrent assets, trade accounts payable, accrued compensation and other current and noncurrent liabilities.

For additional information about changes in other assets and liabilities account balances, see the “—Analysis of the Combined Balance Sheets” in this MD&A.

Investing Activities

2019 vs. 2018

Net cash used in investing activities was $98 million in 2019, compared to $59 million in 2018. The change in net cash used in investing activities was primarily attributable to an increase in cash used for purchases of property, plant and equipment of $46 million and an increase in cash used for payment to a collaboration partner of $4.0 million (see Notes to Combined Financial Statements—Note 4. Collaborative Arrangements), partially offset by an increase in cash proceeds from an allocation of insurance recoveries of $8.6 million for property damage related to Hurricane Maria (see Notes to Combined Financial Statements—Note 6. Other (Income)/Deductions—Net).

2018 vs. 2017

Net cash used in investing activities was $59 million in 2018, compared to $50 million in 2017. The change in net cash used in investing activities was primarily attributable to an increase in cash used for purchases of property, plant and equipment.

Financing Activities

2019 vs. 2018

Net cash used in financing activities was $4.4 billion in 2019, compared to $5.7 billion in 2018. The decrease in net cash used in financing activities was primarily attributable to changes in net financing from Pfizer.

2018 vs. 2017

Net cash used in financing activities was $5.7 billion in 2018, compared to $7.4 billion in 2017. The decrease in net cash used in financing activities was primarily attributable to changes in net financing from Pfizer.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Analysis of Financial Condition, Liquidity and Capital Resources

Selected Measures of Liquidity and Capital Resources

The following table provides certain relevant measures of liquidity and capital resources of the Upjohn Business:

(millions of dollars, except ratios)	December 31, 2019	December 31, 2018
Selected financial assets:
Cash and cash equivalents	$184	$—
Trade accounts receivable less allowance for doubtful accounts	1,946	2,353
Working capital(a)	916	1,045
Ratio of current assets to current liabilities	1.28:1	1.28:1

(a)	The changes in working capital at December 31, 2019 were primarily due to the timing of accruals, cash receipts and payments in the ordinary course of business.

The Upjohn Business participates in Pfizer’s centralized cash management system, and generally, all of its excess cash is transferred to Pfizer on a daily basis. Cash disbursements for operations and/or investing activities are funded as needed by Pfizer. Cash and cash equivalents from Upjohn operations in subsidiaries that are completely Upjohn dedicated as of December 31, 2019 are $184 million. There are no Cash and cash equivalents in subsidiaries that are completely Upjohn dedicated as of December 31, 2018.

For additional information about the sources and uses of funds, see “—Analysis of the Combined Balance Sheets” and “—Analysis of the Combined Statements of Cash Flows.”

Accounts receivable overall are usually collected over a period of 60 to 90 days, with underlying customer collection terms market specific. The Upjohn Business regularly monitors its accounts receivable for collectability, particularly in markets where economic conditions remain uncertain. The Upjohn Business believes its allowance for doubtful accounts is appropriate. Its assessment is based on such factors as past due history, historical and expected collection patterns, the financial condition of its customers, the robust nature of its credit and collection practices and the economic environment.

The Pending Combination of the Upjohn Business and Mylan—Expected Cash Distribution to Pfizer

Prior to the Combination, Pfizer will engage in a series of transactions to contribute the Upjohn Business to Newco, so that the Upjohn Business is separated from Pfizer’s other businesses. Newco will make a cash payment to Pfizer equal to $12 billion as partial consideration for the contribution of the Upjohn Business from Pfizer to Newco. Newco has obtained financing commitments from certain financial institutions that will permit Newco to incur borrowings in an aggregate principal amount of up to $12 billion. Newco may issue debt securities or incur other debt financing in lieu of borrowing under the financing commitments. Newco expects to use the proceeds of such financings to make the Cash Distribution to Pfizer. Newco will incur such indebtedness prior to the date of the Distribution and would be responsible for the costs of the financing (including cash payments of interest in respect of the financing) from the date of issuance assuming the transaction closes. From and after the Distribution and the Combination, the combined company would be responsible for the costs of the financing (including cash payments of interest in respect of such financing) from the date of issuance. See the “—Introduction—The Pending Combination of the Upjohn Business and Mylan” and “—Overview of the Upjohn Business, Performance and Operating Environment—The Upjohn Business—The Pending Combination of the Upjohn Business and Mylan” sections in this MD&A for more information regarding the Cash Distribution.

Pfizer, the Upjohn Business and Mylan are in the process of negotiating the terms on which Pfizer would transfer Meridian and/or certain Pfizer assets that currently form part of the Mylan-Japan collaboration to Viatris following the completion of the proposed combination of the Upjohn Business and Mylan. There can be no assurance that any agreement or transaction will result from these negotiations and if the parties are unsuccessful in their efforts to negotiate the terms of such potential transactions, Meridian and/or the Pfizer assets that currently form part of the Mylan-Japan collaboration will remain with Pfizer. The Upjohn Business’s results of operations, financial condition and cash flows presented in this MD&A and in the Upjohn Business’s Combined Financial Statements and notes thereto do not include the results of operations, assets and liabilities or cash flows of Meridian and the Mylan-Japan collaboration.

Domestic and International Selected Financial Assets

Many of the operations of the Upjohn Business are conducted outside the U.S., and significant portions of its selected financial assets are held internationally. The amount of funds held in U.S. tax jurisdictions can fluctuate due to the timing of receipts and payments in the ordinary course of business and due to other reasons, such as business-development activities. As part of its ongoing liquidity assessments, the Upjohn Business regularly monitors the mix of domestic and international

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

cash flows (both inflows and outflows). The changes in tax law under the TCJA, which includes transitioning U.S. international taxation from a worldwide tax system to a territorial tax system, will also allow the Upjohn Business to more easily access its selected financial assets globally. As a result of the enactment of the TCJA, in 2018 Pfizer repatriated the majority of its cash held internationally as of year-end 2017 as cash is managed centrally.

Global Economic Conditions—General

At this time, the global economic environment has not had, nor does the Upjohn Business anticipate it will have, a material impact on its liquidity or capital resources. Due to its significant operating cash flows, the Upjohn Business continues to believe that it has, and will maintain, the ability to meet its liquidity needs for the foreseeable future. The Upjohn Business monitors its liquidity position continuously in the face of evolving economic conditions, but there can be no guarantee that changes in global financial markets and global economic conditions will not affect our liquidity or capital resources or impact our ability to obtain financing in the future. For additional information see the “—Factors Affecting the Upjohn Business Performance—The Global Economic Environment” section in this MD&A.

Global Economic Conditions—Venezuela and Argentina Operations

The Venezuela and Argentina operations continue to operate with the U.S. dollar as the functional currency due to the hyperinflationary status of their respective economies. The impact to the Upjohn Business is not considered material.

Contractual Obligations

Payments due under contractual obligations as of December 31, 2019 mature as follows:

		Years
(millions of dollars)	Total	2020	2021-2022	2023-2024	Thereafter
Other long-term liabilities(a)	$196	$19	$39	$40	$97
Operating leases(b)	28	8	8	4	8
Purchase obligations and other(c)	69	15	26	19	9
Taxes payable on deemed repatriated accumulated post-1986 earnings of foreign subsidiaries(d)	3,680	320	640	920	1,800
Uncertain tax positions(e)	25	25	—	—	—

(a)

Includes expected payments relating to the Upjohn Business’s pension and postretirement plans that do not currently have sufficient assets to cover projected benefit payments over the next 10 years. The expected payments are based on current actuarial assumptions and, therefore, actual benefit payments may differ from expected payments if those assumptions are not met. Also, excludes $121 million of liabilities related to legal matters and employee terminations, most of which do not represent contractual obligations. See also the liquidity discussion above in this “—Analysis of Financial Condition, Liquidity and Capital Resources” section, as well as Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives and Note 15A. Benefit Plans: Pension and Postretirement Plans—Cash Flows––Upjohn Sponsored Plans.

(b)	Includes future minimum rental commitments under non-cancelable operating leases. See Notes to Combined Financial Statements—Note 3S. Significant Accounting Policies: Leases.
(c)

Includes agreements to purchase goods and services that are enforceable and legally binding and primarily includes amounts relating to a utilities contract at the Vega Baja manufacturing site and advertising services.

(d)

Represents estimated cash payments related to the TCJA repatriation tax for which the Upjohn Business elected, with the filing of its 2018 U.S. Federal Consolidated Income Tax Return, payment over eight years through 2026 (with the next installment now due in July 2020, deferred from the original April 2020 due date by the IRS in response to the COVID-19 pandemic). The obligations may vary as a result of changes in uncertain tax positions and/or availability of attributes such as foreign tax and other credit carryforwards. For additional information, see Notes to Combined Financial Statements—Note 7A. Tax Matters: Taxes on Income and Note 7C. Tax Matters: Deferred Taxes.

(e)

Includes only income tax amounts currently payable. The Upjohn Business is unable to predict the timing of tax settlements related to its noncurrent obligations for uncertain tax positions as tax audits can involve complex issues and the resolution of those issues may span multiple years, particularly if subject to negotiation or litigation.

Off-Balance Sheet Arrangements

In the ordinary course of business and in connection with the sale of assets and businesses and other transactions, the Upjohn Business often indemnifies its counterparties against certain liabilities that may arise in connection with a transaction or that are related to events and activities prior to or following a transaction. If the indemnified party were to make a successful claim pursuant to the terms of the indemnification, the Upjohn Business may be required to reimburse the loss. These indemnification obligations generally are subject to various restrictions and limitations. Historically, the Upjohn Business has not paid significant amounts under these provisions and, as of December 31, 2019, the estimated fair value of its indemnification obligations was not significant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

New Accounting Standards

Recently Adopted Accounting Standards

See Notes to Combined Financial Statements—Note 3A. Significant Accounting Policies: Adoption of New Accounting Standard.

Recently Issued Accounting Standards, Not Adopted as of December 31, 2019

Standard/Description	Effective Date	Effect on the Financial Statements or Other Significant Matters

In June 2016, the FASB issued new guidance on accounting for credit losses of financial instruments. The new guidance replaces the probable initial recognition threshold for incurred loss estimates in current GAAP with a methodology that reflects expected credit loss estimates.	January 1, 2020

This standard includes financial instruments, such as accounts receivable.

Previously, when credit losses were measured under GAAP, an entity generally only considered past events and current conditions in measuring the incurred loss.

The new guidance requires the Upjohn Business to identify, analyze, document and support new methodologies for quantifying expected credit loss estimates for its financial instruments, using information such as historical experience and current economic conditions, plus the use of reasonable supportable forecast information. The Upjohn Business does not expect this new guidance to have a material impact on its combined financial statements.

In January 2017, the FASB issued new guidance for goodwill impairment testing. The new guidance eliminates the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. Under the new guidance the goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, and recognizing an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value, although it cannot exceed the total amount of goodwill allocated to that reporting unit.	January 1, 2020	This new guidance is not expected to have a material impact on the combined financial statements of the Upjohn Business.

In August 2018, the FASB issued new guidance related to customers’ accounting for implementation costs incurred in a cloud computing arrangement that is considered a service contract. The new guidance aligns the requirements for capitalizing implementation costs in such arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new guidance can be adopted either prospectively or retrospectively.	January 1, 2020	This new guidance is not expected to have a material impact on the combined financial statements of the Upjohn Business.

In November 2018, the FASB issued new guidance clarifying the interaction between the accounting guidance for collaboration agreements and revenue from contracts with customers.	January 1, 2020	This new guidance is not expected to have a material impact on the combined financial statements of the Upjohn Business.

In December 2019, the FASB issued new guidance that simplifies the accounting for income taxes by eliminating certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill.	January 1, 2021 Early adoption is permitted	The Upjohn Business is assessing the impact of the provisions of this new guidance on its combined financial statements.

In March 2020, the FASB issued new guidance to address reference rate reform by providing temporary optional expedients and exceptions to the guidance for contracts, hedging relationships, and other transactions that reference London Interbank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued after 2021 because of reference rate reform.

The new guidance provides the following optional expedients:

1.  Simplify accounting analyses under current U.S. GAAP for contract modifications.

2.  Simplify the assessment of hedge effectiveness and allow hedging relationships affected by reference rate reform to continue.

3.  Allow a one-time election to sell or transfer debt securities classified as held to maturity that reference a rate affected by reference rate reform.

	Elections can be adopted prospectively at any time in the first quarter of 2020 through December 31, 2022	The Upjohn Business is assessing the impact of the provisions of this new guidance on its combined financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Contingencies

Legal Matters

The Upjohn Business is subject to numerous contingencies arising in the ordinary course of business, such as patent litigation, product liability and other product-related litigation, commercial litigation, environmental claims and proceedings, government investigations and guarantees and indemnifications. For more information, see Notes to Combined Financial Statements—Note 17. Commitments and Contingencies.

Certain of these contingencies could result in losses, including damages, fines and/or civil penalties, which could be substantial, and/or criminal charges.

The Upjohn Business believes that its claims and defenses in these matters are substantial, but litigation is inherently unpredictable and excessive verdicts do occur. The Upjohn Business could incur judgments, enter into settlements or revise its expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on the Upjohn Business’s results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid.

The Upjohn Business has accrued for losses that are both probable and reasonably estimable. Substantially all of its contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex. Consequently, the Upjohn Business is unable to estimate the range of reasonably possible loss in excess of amounts accrued. The assessments are based on estimates and assumptions that have been deemed reasonable by management, but the assessment process relies heavily on estimates and assumptions that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause the Upjohn Business to change those estimates and assumptions.

Tax Matters

The Upjohn Business is subject to numerous contingencies arising in the ordinary course of business for tax matters. For more information, see Notes to Combined Financial Statements—Note 7D. Tax Matters: Tax Contingencies.

The Upjohn Business accounts for income tax contingencies using a benefit recognition model. If the initial assessment fails to result in the recognition of a tax benefit, the Upjohn Business regularly monitors its position and subsequently recognizes the tax benefit: (i) if there are changes in tax law, analogous case law or there is new information that sufficiently raise the likelihood of prevailing on the technical merits of the position to “more likely than not”; (ii) if the statute of limitations expires; or (iii) if there is a completion of an audit resulting in a favorable settlement of that tax year with the appropriate agency. The Upjohn Business regularly re-evaluates its tax positions based on the results of audits of federal, state and local and foreign income tax filings, statute of limitations expirations, changes and clarification in tax law or receipt of new information that would either increase or decrease the technical merits of a position relative to the more-likely-than-not standard.

The assessments of the Upjohn Business are based on estimates and assumptions that have been deemed reasonable by management, but estimates of unrecognized tax benefits and potential tax benefits may not be representative of actual outcomes, and variation from such estimates could materially affect the financial statements of the Upjohn Business in the period of settlement or when the statutes of limitations expire, as the Upjohn Business treats these events as discrete items in the period of resolution. Finalizing audits with the relevant taxing authorities can include formal administrative and legal proceedings, and, as a result, it is difficult to estimate the timing and range of possible changes related to the uncertain tax positions of the Upjohn Business, and such changes could be significant.

Forward-Looking Information and Factors That May Affect Future Results

This report and other written or oral statements that the Upjohn Business makes from time to time contain forward-looking statements. Such forward-looking statements involve substantial risks and uncertainties. The Upjohn Business has tried, wherever possible, to identify such statements by using words such as “will,” “may,” “could,” “should,” “would,” “likely,” “ongoing,” “anticipate,” “estimate,” “expect,” “project,” “potential,” “intend,” “continue,” “plan,” “believe,” “assume,” “target,” “forecast,” “guidance,” “goal,” “objective,” “aim,” “seek” and other words and terms of similar meaning or by using future dates in connection with any discussion of, among other things, the Upjohn Business’s anticipated operating and financial performance, business plans and prospects, expectations for its products, sales efforts, expenses, interest rates, foreign exchange rates, the outcome of contingencies, such as legal proceedings, government regulation, the Upjohn Business’s ability to successfully capitalize on growth opportunities or prospects, manufacturing and product supply, and its expectations regarding the impact of COVID-19 on the Upjohn Business’s business, operations, financial condition and results. In particular, these include statements relating to future actions, including, among others, the expected timing, benefits, charges and/or costs in connection with the pending combination of the Upjohn Business with Mylan to create a new global pharmaceutical company, Viatris, set forth in the “—Introduction,” “—Overview of the Upjohn Business, Performance and

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

Operating Environment,” “—Comparability of Historical Results and the Upjohn Business’s Relationship with Pfizer” and “—Analysis of Financial Condition, Liquidity and Capital Resources––Selected Measures of Liquidity and Capital Resources—The Pending Combination of the Upjohn Business and Mylan—Expected Cash Distribution to Pfizer” sections of this MD&A, the anticipated impact of COVID-19 on the Upjohn Business’s business, operations, financial condition and results set forth in the “—Factors Affecting the Upjohn Business Performance—The Global Economic Environment” section of this MD&A, the Upjohn Business’s anticipated liquidity position set forth in the “—Factors Affecting the Upjohn Business Performance” and “—Analysis of Financial Condition, Liquidity and Capital Resources” sections of this MD&A, the anticipated costs and savings from certain initiatives set forth in the “—Costs and Expenses—Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives” section of this MD&A and in the Notes to Combined Financial Statements—Note 5. Restructuring Charges/(Credits) and Other Costs Associated with Cost-Reduction/Productivity Initiatives, and the expected payments to the unfunded (non-qualified) pension and postretirement plans and expected funding obligations set forth in the “—Analysis of Financial Condition, Liquidity and Capital Resources—Selected Measures of Liquidity and Capital Resources—Contractual Obligations” section of this MD&A. Among the factors that could cause actual results to differ materially from past results and future plans and projected future results are the following:

•	Mylan’s ability to obtain shareholder approval of the Combination contemplated by the RMT Agreements necessary to complete the RMT Transactions;

•	failure to satisfy conditions to the closing of the RMT Transactions;

•

the separation of the Upjohn Business from Pfizer and its integration with Mylan’s business, operations and culture and the ability of the combined company to operate as effectively and efficiently as expected, and the combined company’s ability to successfully manage and integrate acquisitions generally;

•	the combined company’s ability to realize the synergies and benefits expected to result from the Combination within the anticipated time frame or at all;

•	changes in governmental regulations or the adoption of new laws or regulations that may make it more difficult or expensive to operate the Upjohn Business or the combined company’s business;

•	potential distraction of management’s time and attention from the ongoing business operations of the Upjohn Business or the combined company as a result of the RMT Transactions;

•

changes in senior management, the loss of key employees or the ability of the Upjohn Business or the combined company to retain and hire key personnel and maintain relationships with key business partners;

•	the competitive pressures faced by the Upjohn Business or the combined company;

•	the ability of the Upjohn Business or the combined company to maintain existing relationships and arrangements, and develop new ones, with customers, suppliers and other business partners;

•	actions and decisions of healthcare and pharmaceutical regulators;

•

the impact of any U.S. healthcare reform or legislation, including any replacement, repeal, modification or invalidation of some or all of the provisions of the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act;

•

legislation or regulatory action in markets outside the U.S., including China, affecting pharmaceutical product pricing, intellectual property, reimbursement or access, including, in particular, continued government-mandated reductions in prices and access restrictions for certain pharmaceutical products to control costs in those markets;

•	uncertainties regarding future demand, pricing and reimbursement for the products of the Upjohn Business or the combined company;

•

trends toward managed care and healthcare cost containment, and the ability of the Upjohn Business and the combined company to obtain or maintain timely or adequate pricing or favorable formulary placement for its products;

•	the development and transition of new products and the enhancement of existing products to meet customer needs and respond to emerging trends in the pharmaceutical industry;

•

any regulatory, legal or other impediments to the ability of the Upjohn Business or the combined company to bring new products to market, including, but not limited to, where the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”);

•

the outcome of clinical trials, which could result in the loss of marketing approval, changes in product labeling, and/or new or increased concerns about the side effects or efficacy of, a product that could affect its availability or commercial potential, and the ability of the Upjohn Business or the combined company to execute on new product opportunities;

•

any changes in or difficulties with the manufacturing, distribution and delivery by the Upjohn Business or the combined company of products, including any difficulties with facilities (including with respect to remediation and restructuring activities), supply chain or inventory or the ability to meet anticipated demand;

•

the impact of public health outbreaks, epidemics or pandemics (such as the COVID-19 pandemic) on the Upjohn Business’s business, operations, financial condition and results, including due to travel limitations, social distancing and government-mandated work-from-home or shelter-in-place orders; potential manufacturing disruptions and delays and supply chain interruptions, including challenges related to reliance on third-party suppliers; impacts on product demand, including due to reduced numbers of in-person meetings with prescribers, patient visits with physicians, as well as increased unemployment, resulting in lower new prescriptions or refills of existing prescriptions; costs associated with the COVID-19 pandemic, including protocols intended to reduce the risk of transmission; potential interruptions or delays in the operations of certain regulatory authorities, including potential delays or disruptions related to regulatory approvals in connection with the anticipated combination of the Upjohn Business with Mylan, or related to our product registrations and submissions; uncertainties regarding the duration and severity of the pandemic; and government or regulatory actions to contain the virus or control the supply of medicines, each of which may also precipitate or amplify the impact of the other factors listed in this section;

•

the ability to meet competition from generic and branded products after the loss or expiration of patent protection for the products of the Upjohn Business or the combined company, or competitor products;

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

•

the success of external business-development activities of the combined company, including the ability to identify and execute on potential business-development opportunities, the ability to satisfy the conditions to closing of announced transactions in the anticipated time frame or at all, and the ability to realize the anticipated benefits of any such transactions;

•	any significant issues involving the largest wholesaler/distributors of the Upjohn Business or the combined company;

•

the possible impact of the increased presence of counterfeit medicines in the pharmaceutical supply chain on the revenues of the Upjohn Business or the combined business and on patient confidence in the integrity of their respective medicines;

•

uncertainties based on the formal change in relationship between the U.K. government and the EU, which could have implications on the commercial and general business operations of the Upjohn Business or the combined company in the U.K. and the EU, including the supply of products;

•

the protection of the intellectual property assets of the Upjohn Business or the combined company, including intellectual property licensed from third parties and intellectual property shared with former parent companies;

•	any significant breakdown, infiltration or interruption of the information technology systems and infrastructure of the Upjohn Business or the combined company;

•	contingencies related to actual or alleged environmental contamination;

•	risks associated with international operations;

•	foreign currency exchange rate fluctuations, including the impact of possible currency devaluations in countries experiencing high inflation rates;

•	the impact of purchase accounting adjustments and certain significant items;

•	the risk of an impairment charge related to intangible assets or goodwill;

•	changes in U.S. GAAP;

•	risks related to internal control over financial reporting;

•	the resolution of pending investigations, claims and disputes; and

•	the effects of macroeconomic and geopolitical trends and events, including any possible future changes in global financial markets.

The Upjohn Business cannot guarantee that any forward-looking statement will be realized. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and are cautioned not to put undue reliance on forward-looking statements.

The Upjohn Business undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law or by the rules and regulations of the SEC. You are advised, however, to consult any further disclosures we make on related subjects.

We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

The operating segment information provided in this report does not purport to represent the revenues, costs and income from continuing operations before provision for taxes on income that each of the Upjohn Business’s operating segments would have recorded had each segment operated as a standalone company during the periods presented.

Financial Risk Management

The Upjohn Business participates in Pfizer’s centralized financial risk management program, the objective of which is to minimize the impact of foreign exchange rate movements and interest rate movements on earnings. Pfizer manages these financial exposures through operational means and through the use of third-party instruments. These practices may change as economic conditions change. Included in the Upjohn Business’s combined statements of income is (i) an allocation of interest-related income and expenses, including the effect of hedging activities, associated with the Pfizer corporate investments and debt that is deemed to be associated with the Upjohn Business; and (ii) an allocation for the impact of Pfizer’s derivative financial instruments used for offsetting changes in foreign currency rates net of the related exchange gains and losses for the portion that is deemed to be associated with the Upjohn Business.

Foreign Exchange Risk

A significant portion of the revenues and costs of the Upjohn Business are exposed to changes in foreign exchange rates. The primary net foreign currency translation exposures of the Upjohn Business are the Chinese renminbi, the Japanese yen, the euro and the Korean won. As a business unit of Pfizer and under Pfizer’s risk management umbrella, the Upjohn Business seeks to manage its foreign exchange risk in part through operational means, including managing same-currency revenues in

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE UPJOHN BUSINESS

relation to same-currency costs and same-currency assets in relation to same-currency liabilities. The fair values of Pfizer’s financial instrument holdings are analyzed at year-end to determine their sensitivity to foreign exchange rate changes. In this sensitivity analysis, holding all other assumptions constant and assuming that a change in one currency’s rate relative to the U.S. dollar would not have any effect on another currency’s rates relative to the U.S. dollar, if the dollar were to appreciate against all other currencies by 10%, as of December 31, 2019, the expected adverse impact deemed to be associated with the Upjohn Business would not be significant to the Upjohn Business’s net income.

Interest Rate Risk

The Upjohn Business did not have any investment (apart from investments that comprise the plan assets in the pension plans sponsored by the Upjohn Business) or borrowings at December 31, 2019. However, as noted above, the combined statements of income include an allocation of interest-related income and expenses, including the effect of hedging activities, associated with the Pfizer corporate investments and debt. Pfizer is subject to interest rate risk on its investments and on its borrowings. The fair values of Pfizer’s financial instrument holdings are analyzed at year-end to determine their sensitivity to interest rate changes. In this sensitivity analysis, holding all other assumptions constant and assuming a parallel shift in the interest rate curve for all maturities and for all instruments, if there were a one hundred basis point decrease in interest rates as of December 31, 2019, the expected adverse impact deemed to be associated with the Upjohn Business would not be significant to the Upjohn Business’s net income.